Exhibit 99.1

PETROCHINA COMPANY LIMITED

2019 ANNUAL REPORT

中国石油
uSmile

Hong Kong Stock Exchange Stock Code: 857
New York Stock Exchange Symbol: PTR
Shanghai Stock Exchange Stock Code: 601857

PetroChina

PETROCHINA COMPANY LIMITED

2019 ANNUAL REPORT

CONTENTS

002	IMPORTANT NOTICE
003	CORPORATE PROFILE
006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS
015	CHAIRMAN’S REPORT
018	BUSINESS REVIEW
024	DISCUSSION AND ANALYSIS OF OPERATIONS
037	SIGNIFICANT EVENTS
046	CONNECTED TRANSACTIONS
054	CORPORATE GOVERNANCE
067	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS
069	DIRECTORS’ REPORT
077	REPORT OF THE SUPERVISORY COMMITTEE
081	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES
096	RELEVANT INFORMATION ON CORPORATE BONDS
103	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
FINANCIAL STATEMENTS
106	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS
202	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

280	CORPORATE INFORMATION
284	DOCUMENTS AVAILABLE FOR INSPECTION
285	CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2019 Annual Report has been approved at the third meeting of the Board of Directors in 2020. The independent non-executive Directors Mr. Lin Boqiang, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were absent from the third meeting of the Board in 2020 due to the impact of Coronavirus Disease 2019 but had separately authorised Mr. Zhang Biyi, an independent non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr. Dai Houliang, Chairman of the Company, Mr. Duan Liangwei, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2019, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG, respectively. Both firms have issued unqualified opinions on the financial statements.

In overall view of the operating results , financial position, cash flow, etc. of the Company, to procure better return for the shareholders, the third meeting of the Board in 2020 recommends a final cash dividend of RMB0.06601 yuan (inclusive of applicable tax) per share for 2019 to all shareholders, based on the total share capital of the Company as at December 31, 2019, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.04243 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2019 under IFRS) together with an additional final special dividend of RMB0.02358 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2019 annual general meeting to be held on June 11, 2020.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002	PETROCHINA COMPANY LIMITED

CORPORATE PROFILE

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) (the “Company Law”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”). On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Stock Exchange of Hong Kong limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:	中國石油天然氣股 有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Dai Houliang
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 2622
Facsimile:	86(10) 6209 9557
Email Address:	sunbo05@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

2019 ANNUAL REPORT	003

Corporate profile

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	16 Andelu
Dongcheng District
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	sunbo05@petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai Securities News and Securities Times

Internet website publishing this annual report designated by the China Securities Regulatory Commission:

http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004	PETROCHINA COMPANY LIMITED

CORPORATE PROFILE

Other relevant information:
Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Yang Jie, CPA
He Shu, CPA
Overseas Auditors:
Name:	KPMG
Public Interest Entity Auditor registered in accordance
with the Financial Reporting Council Ordinance
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

2019 ANNUAL REPORT	005

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

SUMMARY OF FINANCIAL DATA
AND FINANCIAL INDICATORS

1.	Key Financial Data Prepared under IFRS

Unit: RMB Million

	As at or for the year ended December 31
Items	2019	2018	2017	2016	2015
Revenue	2,516,810	2,374,934	2,032,298	1,627,588	1,736,663
Profit from operations	121,762	122,942	70,836	62,662	78,930
Profit before income tax expense	103,214	116,770	55,691	46,574	56,815
Income tax expense	(36,199)	(42,790)	(16,296)	(15,919)	(15,726)
Profit for the year	67,015	73,980	39,395	30,655	41,089
Attributable to:
Owners of the Company	45,682	53,036	23,537	8,222	35,234
Non-controlling interest	21,333	20,944	15,858	22,433	5,855
Basic and diluted earnings per share attributable to owners of the Company (RMB) (1)	0.25	0.29	0.13	0.04	0.19
Total current assets	466,913	438,241	430,294	385,199	353,560
Total non-current assets	2,265,997	2,002,636	1,983,205	2,019,003	2,048,512
Total assets	2,732,910	2,440,877	2,413,499	2,404,202	2,402,072
Total current liabilities	661,419	596,430	588,551	507,530	479,653
Total non-current liabilities	627,186	435,556	446,960	529,870	585,403
Total liabilities	1,288,605	1,031,986	1,035,511	1,037,400	1,065,056
Equity
Attributable to:
Owners of the Company	1,230,156	1,213,783	1,192,572	1,187,337	1,177,721
Non-controlling interest	214,149	195,108	185,416	179,465	159,295
Total equity	1,444,305	1,408,891	1,377,988	1,366,802	1,337,016
Other financial data
Capital expenditures	296,766	256,106	219,346	172,961	203,302
Net cash flows from operating activities	359,610	353,256	368,729	268,897	261,855
Net cash flows used for investing activities	(332,948)	(267,812)	(243,790)	(176,310)	(217,112)
Net cash flows used for financing activities	(27,276)	(125,703)	(96,746)	(70,454)	(44,673)
Return on net assets (%)	3.7	4.4	2.0	0.7	3.0
Note:

(1)	As at December 31, 2015, 2016, 2017, 2018 and 2019 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

(2)	The comparative data regard the financial reports of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) as included in the consolidated scope from the beginning of the reporting year. In addition, the Group has applied IFRS 16 (the “new lease standards”) for the first time on January 1, 2019, using a modified retrospective approach. Based on the transition options chosen, comparative information is not restated.

006	PETROCHINA COMPANY LIMITED

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

2.	Key Financial Data Prepared under CAS

(1)	Key financial data and financial indicators

Unit: RMB million

Items	For the year 2019	For the year 2018	Changes from the preceding year to this year (%)	For the year 2017
Operating income	2,516,810	2,374,934	6.0	2,032,298
Operating profit	115,520	136,382	(15.3)	60,389
Net profit attributable to equity holders of the Company	45,677	53,030	(13.9)	23,532
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	53,485	66,645	(19.7)	27,529
Net cash flows from operating activities	359,610	353,256	1.8	368,729
Weighted average returns on net assets (%)	3.7	4.4	(0.7 percentage point)	2.0
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	-	1,830.21
Basic earnings per share (RMB)	0.25	0.29	(13.9)	0.13
Diluted earnings per share (RMB)	0.25	0.29	(13.9)	0.13
Items	As at the end of 2019	As at the end of 2018	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2017
Total assets	2,733,190	2,441,169	12.0	2,413,797
Equity attributable to equity holders of the Company	1,230,428	1,214,067	1.3	1,192,862

(2)	Key financial indicators by quarter

Unit: RMB million

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Items	2019	2019	2019	2019
Operating income	594,815	601,444	618,143	702,408
Net profit attributable to equity holders of the Company	10,245	18,175	8,862	8,395
Net profit after deducting non-recurring profit/ loss items attributable to equity holders of the Company	13,735	16,651	10,272	12,827
Net cash flows from operating activities	61,765	72,660	104,971	120,214

2019 ANNUAL REPORT	007

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

(3)	Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2019
Net losses on disposal of non-current assets	(9,546)
Government grants recognised in the current period income statement	1,014
Reversal of provisions for bad debts against receivables	1,629
Net gains on disposal of associates and joint ventures	238
Net gains on disposal of subsidiaries	49
Other non-operating income and expenses	(3,210)
(9,826)
Tax impact of non-recurring profit/loss items	1,913
Impact of non-controlling interests	105
Total	(7,808)

(4)	Items to which fair value measurement is applied

Unit: RMB million
	Balance at the	Balance at the end		Amount affecting
	beginning of the	of the reporting	Changes in the	the profit of the
Name of Items	reporting period	period	reporting period	reporting period
Investments recognized in other equity instruments	760	930	170	-

3.	Differences between CAS and IFRS

The Group’s consolidated net profit for the year under IFRS and CAS were RMB67,015 million and RMB67,010 million respectively, with a difference of RMB5 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,444,305 million and RMB1,444,578 million respectively, with a difference of RMB273 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

CHANGES IN SHAREHOLDINGS AND
INFORMATION ON SHAREHOLDERS

1.	Changes in Shareholdings

Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub- total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	-	-	-	-	-	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	-	-	-	-	-	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	-	-	-	-	-	-	-	-	-
3. Shares listed overseas	21,098,900,000	11.53	-	-	-	-	-	21,098,900,000	11.53
4. Others	-	-	-	-	-	-	-	-	-

2.	Issue and Listing of Securities

(1)	Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Information on Corporate Bonds” of this annual report.

(2)	Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

3.	Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2019 was 618,149, consisting of 611,719 holders of A shares and 6,430 registered holders of H shares (including 156 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

The number of shareholders of the Company as at February 29, 2020 was 647,910, consisting of 641,517 holders of A shares and 6,393 registered holders of H shares (including 156 registered holders of the ADSs).

2019 ANNUAL REPORT	009

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(1)	Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held	Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136(1)	-1,128,326,400	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,896,272,289(3)	0	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,987,625	-12,375	0	3,819,987,625
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603	0	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704	0	0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned legal person	0.47	866,700,404	-106,062,242	0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.44	797,794,036	0	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000	0	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000	560,000,000	0	0
Ansteel Group Corporation	State-owned legal person	0.12	220,000,000	-220,000,000	0	0

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

On May 10, 2019, CNPC exchanged 413,223,100 shares held by it in the Company for units of corresponding market value in ICBC Credit Suisse CSI 300 ETF Securities Investment Fund. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on May 17, 2019 numbered as Lin2019-016 and published on the website of Hong Kong Stock Exchange on May 17, 2019.

On September 18, 2019, CNPC exchanged for Central SOE Innovation-driven ETF Securities Investment Fund from Bosera Asset Management Co., Ltd., Harvest Fund Management Co., Ltd. and GF Fund Management Co., Ltd., respectively, with a total amount of 155,103,300 A shares of the Company.

On December 18, 2019, the State-owned Assets Supervision and Administration Commission of the State Council approved CNPC to transfer its 560,000,000 A shares of the Company to China Metallurgical Group Corporation at nil consideration. For details, please refer to the announcement published by the Company on Shanghai Stock Exchange numbered as Lin 2019-030, Lin 2019-034 and Lin 2019-035 on November 25, 2019, December 18, 2019 and December 27, 2019, respectively, and published on Hong Kong Stock Exchange on December 18, 2019.

010	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2)	Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

			Unit: Shares
Ranking	Name of shareholders	Number of shares held	Types of shares
1	CNPC	146,882,339,136 (1)	A Shares
2	HKSCC Nominees Limited	20,896,272,289	H Shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,987,625	A Shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A Shares
5	China Securities Finance Corporation Limited	1,139,138,704	A Shares
6	Beijing Chengtong Financial Holding Investment Co., Ltd.	866,700,404	A Shares
7	Guoxin Investment Co., Ltd.	797,794,036	A Shares
8	China Baowu Steel Group Corporation Limited	624,000,000	A Shares
9	China Metallurgical Group Corporation	560,000,000	A Shares
10	Ansteel Group Corporation	220,000,000	A Shares

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2019 ANNUAL REPORT	011

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(3)	Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2019, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

					Unit: Shares
Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25
CNPC			Interest of Corporation
	H Shares	291,518,000 (L) (1)	Controlled by the	1.38	0.16
			Substantial Shareholder
			Interest of Corporation
BlackRock, Inc. (2)	H Shares	1,651,259,569 (L)	Controlled by the	7.83	0.90
			Substantial Shareholder
		1,167,377,488 (L)	Holder of the Guaranteed	5.53	0.64
			Interest of Shares /Interest
Citigroup Inc. (3)	H Shares	108,595,255 (S)	of Corporation Controlled by	0.51	0.06
			the Substantial Shareholder/
		1,015,857,621 (LP)	Approved Lending Agent	4.81	0.56

(L) Long position   (S) Short position   (LP) Lending pool

Notes:	(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,651,259,569 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)	Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 6,796,000 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 144,723,867 H shares (long position) and 108,595,255 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 1,015,857,621 H shares (long position) were held in its capacity as approved lending agent.

012	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

As at December 31, 2019, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4.	Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Dai Houliang. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2019, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. It will adhere to its steady development guidelines and requirements for high-quality development, fully implement its strategies, namely, resources, markets, internationalisation and innovation. CNPC optimized the production and operation, deepened reform and innovation, strengthened risk prevention and control, and further promoted the guidelines of broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result of these efforts, the main indicators of CNPC increased steadily.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

2019 ANNUAL REPORT	013

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014	PETROCHINA COMPANY LIMITED

Dai Houliang Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2019 for your review.

In 2019, the growth of global economy slowed down, with the support of global trade and investment for economic growth continuing to decline. The economy of China remained generally stable. China’s GDP increased by 6.1% as compared with last year, with continuous deepening of supply-side structural reform, and the quality of economic growth enhancing steadily. In 2019, the supply and demand in the global oil and gas market eased up generally, and the annual average international oil price decreased as compared with last year.

Facing the complex and grim situation of frequent vibration of international oil price, intensified competition in the domestic oil and gas market, and growing significant risks and challenges, the Group pursued to its guidelines of steady development and demands for quality-based business growth, optimized manufacturing organization and structural adjustment, deepened reform and innovation, strengthened risk prevention and control, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing profitability. As a result, the major production indicators achieved stable growth and the operating results met our expectation. In 2019, the Group achieved a revenue of RMB2,516,810 million, representing an

2019 ANNUAL REPORT	015

CHAIRMAN’S REPORT

increase of 6.0% as compared with last year, and the net profit attributable to owners of the Company was RMB45,682 million, representing a decrease of 13.9% as compared with last year. The financial position of the Group remained stable. The cash flow was good, and the free cash flow remained positive.

Business Prospects

In 2020, the global economy is still running the risk of moving downhill because of, among other things, geopolitical tension, uncertainty of international trade, climate change and the spread of Coronavirus Disease 2019 (“COVID-19”) in various countries around the world. As supply and demand in the global oil market gets eased up, the international oil price will keep in the lower range, though likely to take a further downturn; China is set to be affected by COVID-19 significantly in its economic operation, but the basic trend of steady improvement and long-term improvement will not change. The Group will insist on its strategy of resources, market, internationalism and innovation, acting out the new concept of development, pushing ahead the quality-based development, trying hard to reform and make breakthrough innovations in key areas, building a solid base in terms of business security and environmental protection, paying more attention to green and low-carbon development, digital transformation, intelligent development and value creation to comprehensively improve quality and profitability and making substantial progress to enhance the capabilities of growth and value creation.

In respect of exploration and production, the Group will optimize the deployment of exploration and production, further consolidate the resource foundation. The Group will continue to increase risk exploration, focusing on such target areas as ancient carbonate rocks, deep and ultra-deep reservoir, unconventional and greenfield target areas, stressing risk exploration and in-depth preliminary survey, striving to make technical breakthrough leading to discovery and breakthrough of strategic significance. Taking spacious basins and pits loaded with oil and gas as the major targets, strengthening concentrated exploration, refining exploration and efficient evaluation, the Group will try hard to locate recoverable reserves qualified for economies of scale. The Group will level up trials in oil and gas exploration with a view to profitable development, lowering productivity decreasing rate and raising extraction ratio, maintaining the overall stability of crude oil production and the rapid growth of natural gas.

In respect of refining and chemicals, the Group will focus on the high quality development by pushing ahead business restructuring and technical innovation to effect a conversion and upgrading of refining activities. Focusing on the orientation of market demand, resources will be allocated on priority to more profitable companies and best processing routes. We will also enhance benchmark management and cost control, improving on end the technical and economic indicators. According to the technical characteristics of each equipment, we will optimize the crude oil resource pool and reduce the cost of raw materials, enhance the competitiveness of our chemical business and vigorously develop high-end and special and precise chemical products with key projects being pushed ahead in a well-ordered manner.

In respect of marketing, the Group will strengthen the marketing capability building, coordinate the deployment of resources, so as to ensure adequate supply for production upstream and achieve the value of crude oil industrial chain. With a view of customer-centric and market-oriented, efforts will be focused on market expansion, increase sales volume of retail and profitability enhancement, as well as scientifically organizing well-informed management and innovative marketing strategies and methods, pushing ahead integration of multiple modes of business operation on and offline, improving performance appraisal and incentive scheme in order to enhance sales and profitability. We will also level up development of high-quality marketing

016	PETROCHINA COMPANY LIMITED

CHAIRMAN’S REPORT

networks in strategic areas, exploring steadily on the construction and operation of comprehensive supply stations providing oil, gas, power and hydrogen at once, enhancing marketing through convenience stores and exploring innovative non-oil based business models and operation mechanisms.

In respect of natural gas and pipeline, the Group will coordinate resources domestic and abroad, improve the multiple gas supply system, enhance management on the demand-side and set up a resource allocation mechanism matching demand in the market. We will promote interacting and interconnecting projects and make LNG terminals and gas tanks operating in an ever more efficient manner, striving hard to make up for deficiency of gas storage peak shaving as soon as possible and ensure stable supply to the market and smooth running of our business chains. We will endeavour to develop city gas market by integration into the provincial pipeline network, strive to develop urban gas market. Active change will be made to the marketing method and carry out the “labelling” sales strategy, increasing deployment of resources in high-profitability market, quickening the pace of marketization of gas price and promote value-added services to effect growing sales and profitability. Construction of such major pipelines for the purpose of increasing interconnection as the middle part of China-Russia East-route Natural Gas Pipeline and middle part of Third West-East Gas Pipeline will be speeded up and pipeline security management will be upgraded continuously to ensure safe operation.

In respect of international operations, the Group will focus on enhancing profitability, continuously optimizing the overseas strategic deployment and asset structure, engaging international petroleum companies in strategic cooperation and taking further steps in development of new projects. We will strengthen the onshore exploration, implementing progressive exploration of high efficiency and promoting deep-water exploration to maximize economically recoverable reservoir. Existing projects will be operated with high quality. We will keep a close watch on change in various risks and take effective actions to ensure safe and smooth operation of overseas projects, enhancing the level and capability of international business.

Dai Houliang
Chairman
Beijing, the PRC
March 26, 2020

2019 ANNUAL REPORT	017

BuSineSS reVieW

BUSINESS REVIEW

1. Market Review

(1) Crude Oil Market

In 2019, the global demand for oil slowed down with supply growth of non-OPEC countries far exceeding demand growth. The “Production Reduction Alliance” continued to enhance production reduction efforts to support the market. The supply and demand fundamentals in the international crude oil market achieved an overall easing, with international oil prices moving in a “saddle” shape, and experiencing a decline generally as compared with last year. The annual average spot price of North Sea Brent crude oil was US$64.21 per barrel, representing a decrease of 10.0% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$57.03 per barrel, representing a decrease of 12.5% as compared with last year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2019 was 191.12 million tons, representing an increase of 1.0% as compared with last year.

(2) Refined Products Market

In 2019, the domestic consumption of refined products grew at a low-to-medium pace. The growth rate in gasoline slowed down while the growth rate of diesel declined. The domestic refining capabilities continued to grow, with the growth rate of crude oil processing capacity increasing; however, the growth of output of refined products slowed down, and the net exports of refined products increased unceasingly.

According to the information from NDRC, processed crude oil amounted to 603.34 million tons in 2019, representing an increase of 2.6% as compared with last year. Domestic output of refined products amounted to 381.39 million tons, representing an increase of 3.6% as compared with last year. The apparent consumption of refined products amounted to 329.61 million tons, representing an increase of 1.4% as compared with last year, of which the consumption of gasoline increased by 2.3% and the consumption of diesel decreased by 0.5%. The domestic gasoline and diesel prices were adjusted 22 times during the year. As a result, the reference gasoline price, in aggregate, increased by RMB700 yuan per ton and the reference diesel price, in aggregate, increased by RMB695 yuan per ton (including impact of adjustments to national value-added tax rate. Starting from April 1, 2019, the State lowered the value-added tax rate, affected by which the domestic gasoline and diesel ex-factory prices (inclusive of tax) decreased by RMB205 yuan and RMB180 yuan per ton respectively). The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2019, as affected by the slowdown of macroeconomic growth, the tightening of the international trade environment and the increase in domestic production capacity, the chemical product market has generally shown a downward trend. The prices of most chemical products have fallen

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BUSINESS REVIEW

from the same period last year, and the profit margin of the chemical business has narrowed.

(4) Natural Gas Market

In 2019, the global natural gas market has loose supply and demand, and prices have fallen. The domestic natural gas consumption has maintained quick growth, but at a slower rate. The domestic natural gas production has grown rapidly, and the growth of import volume has fallen significantly. The domestic natural gas supply and demand basically remained balanced throughout the year, while seasonal supply constraints have been effectively relieved.

Affected by the national surrounding environment of reducing tax and fee, the increase of price of domestic natural gas is slightly lower than expectation.

According to the information from NDRC, domestic output of natural gas amounted to 177.7 billion cubic metres in 2019, representing an increase of 11.5% as compared with last year; natural gas imports amounted to 132.2 billion cubic metres, representing an increase of 6.5% as compared with last year; and the apparent consumption of natural gas amounted to 306.7 billion cubic metres, representing an increase of 9.4% as compared with last year.

2019 ANNUAL REPORT	019

BUSINESS REVIEW

2. Business Review

(1) Exploration and Production

Domestic Exploration

In 2019, the Group vigorously enhanced exploration and development efforts, deployed and implemented plans for accelerating development, and has achieved good results. In risk exploration, several significant breakthroughs were made in basins such as Junggar Basin, Songliao Basin, Sichuan Basin and Erdos Basin. The concentrated exploration in key areas and refined exploration in the eastern region formed a batch of integrated scale reserves. Changqing Qingcheng Oilfield and two large-scale gas fields, namely Sichuan Shale Gas and Tarim Bozi-Dabei, were discovered and formed, which strengthened the resource base of the Company.

Domestic Development and Production

In 2019, the Group enhanced technology innovation, optimized the development plan, deepen the degree of implementing measures on improving production of oil and gas well, made every effort to promote the stable production of old oil and gas fields and the productivity construction of new area, adhered to the profitability orientation and accelerated production in key regions such as Xinjiang and Southwest China. In 2019, the domestic business achieved a crude oil output of 739.7 million barrels, representing an increase of 0.8% as compared with last year, a marketable natural gas output of 3,633.0 billion cubic feet, representing an increase of 9.3% as compared with last year, and an oil and natural gas equivalent output of 1,345.4 million barrels, representing an increase of 4.5% as compared with last year.

Overseas Oil and Gas

In 2019, in its overseas new project development, the Group has achieved a number of important results, the Memorandum of Understanding on Expanding Cooperation in the Oil and Gas Field of Kazakhstan and the extension contracts in block 5 in Oman were successfully signed. Risk exploration in West Africa has achieved a breakthrough in scale. It is expected that two scale reserves will be found in the Doseo Basin and the Bongor Basin in Chad as a whole. The progressive exploration in mature exploration areas such as PK and Aktobe has made many important discoveries. Key projects such as Chad Project Phase 2.2 and Halfaya Project Phase III in Iraq have been successfully put into operation. Projects in Rumaila, Aktobe and other places have been running safely and steadily. In 2019, the oil and natural gas equivalent output from overseas operations amounted to 215.4 million barrels, representing an increase of 5.7% as compared with last year, accounting for 13.8% of the total oil and natural gas equivalent output of the Group.

In 2019, the Group’s total crude oil output amounted to 909.3 million barrels, representing an increase of 2.1% as compared with last year. The marketable natural gas output reached 3,908.0 billion cubic feet, representing an increase of 8.3% as compared with last year. The oil and natural gas equivalent output amounted to 1,560.8 million barrels, representing an increase of 4.6% as compared with last year. As at the end of the reporting period, the total area to which the Group had the prospecting and mineral right of oil and natural gas (including coalbed methane) amounted to 288.0 million acres, among which the area of prospecting right was 256.9 million acres and the area of mineral right was 31.1 million acres. The number of net wells in the process of being drilled was 885. The number of wells with multilayer completion during the reporting period was 7,843.

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BUSINESS REVIEW

Summary of Operations of the Exploration and Production Segment

	Unit	2019	2018	Year-on-year change (%)
Crude oil output	Million barrels	909.3	890.3	2.1
of which: domestic	Million barrels	739.7	733.7	0.8
overseas	Million barrels	169.6	156.6	8.3
Marketable natural gas output	Billion cubic feet	3,908.0	3,607.6	8.3
of which: domestic	Billion cubic feet	3,633.0	3,324.7	9.3
overseas	Billion cubic feet	275.0	282.9	(2.8)
Oil and natural gas equivalent output	Million barrels	1,560.8	1,491.7	4.6
of which: domestic	Million barrels	1,345.4	1,287.9	4.5
overseas	Million barrels	215.4	203.8	5.7
Proved reserves of crude oil	Million barrels	7,253	7,641	(5.1)
Proved reserves of natural gas	Billion cubic feet	76,236	76,467	(0.3)
Proved developed reserves of crude oil	Million barrels	5,474	5,843	(6.3)
Proved developed reserves of natural gas	Billion cubic feet	39,870	40,128	(0.6)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2019, the Group actively implemented reduction of refining and increase of chemicals, and actively promoted the transformation and upgrading of refining and chemicals. The Group formulated and implemented a high-quality development plan for the refining and chemical business, strengthened the safe, stable and efficient operation of the equipment, optimized resource allocation, and scientifically arranged for processing loads. The effect of reduction of refining and increase of chemicals has begun to appear. The product structure has continued to be optimized, and the output of high value-added products has increased significantly. The output of kerosene and high-grade gasoline has achieved double-digit growth. The Group deepened benchmarking management, and 24 of its technical and economic indicators have improved year-on-year. In 2019, the Group processed 1,228.4 million barrels of crude oil, representing an increase of 4.1% as compared with last year. Among that, 684.8 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 55.7%, which was a result of good synergy. In 2019, the Group produced 117.791 million tons of refined products, representing an increase of 6.0% as compared with last year, and 5.863 million tons of ethylene, representing an increase of 5.3% as compared with last year.

The refining renovation projects of Huabei Petrochemical were completed and launched. The construction of the key projects such as the integration project of refining and chemicals of Guangdong Petrochemical, the ethane to ethylene project at Tarim and Changqing, and the restructuring of Daqing Petrochemical were proceeded in an orderly manner.

2019 ANNUAL REPORT	021

BUSINESS REVIEW

Summary of Operations of the Refining and Chemicals Segment

	Unit	2019	2018	Year-on-year change (%)
Processed crude oil	Million barrels	1,228.4	1,180.5	4.1
Gasoline, kerosene and diesel output	‘000 tons	117,791	111,148	6.0
of which: Gasoline	‘000 tons	50,430	45,794	10.1
Kerosene	‘000 tons	12,733	11,043	15.3
Diesel	‘000 tons	54,628	54,311	0.6
Crude oil processing load	%	85.1	83.1	2.0 percentage points
Light products yield	%	80.1	79.2	0.9 percentage point
Refining yield	%	93.5	93.7	(0.2 percentage point)
Ethylene	‘000 tons	5,863	5,569	5.3
Synthetic Resin	‘000 tons	9,580	9,165	4.5
Synthetic fibre materials and polymers	‘000 tons	1,309	1,388	(5.7)
Synthetic rubber	‘000 tons	910	869	4.7
Urea	‘000 tons	1,208	828	45.9

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2019, the Group took active steps to cope with severe challenges such as excessive supply of resources and fiercer competition, including strengthening links between production and sales, in order to achieve smooth operation of the crude oil business chain and to maximize the overall benefits. The Group made more efforts in refined and strategic marketing and sales, and innovatively implemented differentiated marketing strategies by region, product, and business link, and accurately organized and implemented marketing actions. The Group strengthened sales network construction, actively seized high-profitability markets and high-quality sites in strategic regions, vigorously developed oil (gas) stations, increased retail capacity, put 582 new service stations into operation. The total number of service station operated by the Group reached 22,365. The Group strengthened the integrated marketing of refined products, fuel cards, non-oil business, and lubricants and its non-oil business continued to highlight the collection of products, the development of self-own products, and the optimization of the supply chain.

International Trading Operations

In 2019, in terms of the international trading operations, the Group actively gave full play to adjustment of supply and demand and synergistic effects, optimized the import of crude oil and natural gas, strengthened sales of shares of oil and gas, expanded the export of refined oil products and the exploration of high-end markets, strengthened the layout of terminal network and cross-regional and cross-city operations, enhanced transaction capabilities, and effectively avoided operating risks.

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BUSINESS REVIEW

Summary of Operations of the Marketing Segment

	Unit	2019	2018	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	‘000 tons	187,712	178,648	5.1
of which: Gasoline	‘000 tons	76,366	71,125	7.4
Kerosene	‘000 tons	21,183	20,619	2.7
Diesel	‘000 tons	90,163	86,904	3.8
Market share in domestic retail market	%	36.7	36.4	0.3 percentage point
Number of service stations	Units	22,365	21,783	2.7
of which: owned service stations	Units	20,955	20,555	1.9
Sales volume per service station	Tons/day	10.08	10.28	(1.9)

(4) Natural Gas and Pipeline

In 2019, the Group adhered to the market-oriented approach, coordinated domestic and international resources, optimized the resource mix, market layout and sales structure, improved the differentiated marketing strategy, strengthened “labelling” sales, fully implemented national pricing policies and strived to push prices and improve profitability. Efforts were made to develop terminal markets, and a number of prefecture-level city gas projects were implemented. The Group fulfilled the requirements for the establishment of a production, supply, storage and marketing system, took multiple measures to ensure gas demand during the heating season, and increased resources to the profitable market, ensuring stable market supply and stable growth in benefits. It optimized pipeline network operations, implemented safety upgrade and management of oil and gas pipelines, and prevented hidden risks. And it promoted the construction of key projects in an orderly manner. The northern part of China-Russia East-route Natural Gas Pipeline has been successfully completed and successfully put into operation as well as 21 interconnecting projects.

In 2019, the Group sold 259.091 billion cubic metres of natural gas, representing an increase of 19.5% as compared with last year. Among that, 171.381 billion cubic metres were sold in domestic, representing an increase of 7.4% as compared with last year. As at the end of 2019, the Group’s domestic oil and gas pipelines measured a total length of 87,144 km, consisting of 53,291 km of natural gas pipelines, 20,091 km of crude oil pipelines and 13,762 km of refined product pipelines.

2019 ANNUAL REPORT	023

Duan Liangwei  Director and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2019, the Group achieved a revenue of RMB2,516,810 million, representing an increase of 6.0% as compared with last year. Net profit attributable to owners of the Company was RMB45,682 million, representing a decrease of 13.9% as compared with last year. Basic earnings per share were RMB0.25 yuan, representing a decrease of RMB0.04 yuan as compared with last year.

Revenue The revenue increased by 6.0% from RMB2,374,934 million for 2018 to RMB2,516,810 million for 2019. This was primarily due to the comprehensive impact of the increase in the sales volume and decrease in selling prices of the majority of oil and gas products. The table below sets out external sales volume and average realized prices for major products sold by the Group in 2019 and 2018 and their respective percentage of change:

024	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

	Sales Volume ('000 ton)			Average Realized Price (RMB/ton)
			Percentage of			Percentage of
	2019	2018	Change (%)	2019	2018	Change (%)
Crude oil*	150,322	110,457	36.1	3,162	3,213	(1.6)
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,590.91	2,167.54	19.5	1,313	1,367	(4.0)
Gasoline	76,366	71,125	7.4	6,487	7,024	(7.6)
Diesel	90,163	86,904	3.8	5,286	5,478	(3.5)
Kerosene	21,183	20,619	2.7	4,255	4,534	(6.2)
Heavy oil	18,095	19,964	(9.4)	3,249	3,335	(2.6)
Polyethylene	4,985	4,644	7.3	7,443	8,816	(15.6)
Lubricant	977	1,158	(15.6)	8,047	7,875	2.2

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

**	The natural gas listed above represents all the external sales volume of natural gas of the Group, and the decrease of average realized price over the same period of last year was primarily due to decrease of natural gas price in international trade.

Operating Expenses Operating expenses increased by 6.4% from RMB2,251,992 million for 2018 to RMB2,395,048 million for 2019, of which:

Purchases, Services and Other Purchases, services and other increased by 9.3% from RMB1,553,784 million for 2018 to RMB1,697,834 million for 2019. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing provident funds and training fees for various types of employees) increased by 6.9% from RMB144,391 million for 2018 to RMB154,318 million for 2019. This was primarily due to the increase of additional expenses in employee remuneration and contribution to social security fund.

Exploration Expenses Exploration expenses increased by 10.9% from RMB18,726 million for 2018 to RMB20,775 million for 2019. This was primarily due to the fact that the Group increased exploration efforts and strived to enhance reserves and production.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 3.0% from RMB232,276 million for 2018 to RMB225,262 million for 2019. This was primarily due to the combined effects of the Group’s optimization of asset structure, solidification of asset quality, recognition of asset impairment provision and implementation of new lease standards.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.9% from RMB74,477 million for 2018 to RMB68,596 million for 2019. This was primarily due to the fact that the Group continued to broaden sources of income and reduce expenditure as well as cut costs and enhance profitability, strictly controlled non-production expenses, and implemented new lease standards which resulted in decrease of lease expenditure over the same period last year.

Taxes other than Income Taxes Taxes other than income taxes increased by 3.5% from RMB220,677 million for 2018 to RMB228,436 million for 2019, among which the consumption tax increased by RMB12,479 million from RMB152,494 million for 2018 to RMB164,973 million for 2019; the resource tax increased by RMB49 million from

2019 ANNUAL REPORT	025

DISCUSSION AND ANALYSIS OF OPERATIONS

RMB24,339 million for 2018 to RMB24,388 million for 2019; and crude oil special gain levy decreased by RMB3,979 million from RMB4,750 million for 2018 to RMB771 million for 2019.

Other Income/(Expenses), net Other income, net for 2019 was RMB173 million, whereas that other expenses, net for 2018 was RMB7,661 million, primarily due to decrease in net losses from disposal of fixed assets for 2019.

Profit from Operations The profit from operations for 2019 was RMB121,762 million, representing a decrease of 1.0% from RMB122,942 million for 2018.

Net Exchange Gain Net exchange gain for 2019 was RMB1 million, representing a decrease of 99.9% from RMB1,120 million for 2018. This is primarily due to the impact of changes in exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense increased by 41.4% from RMB18,939 million for 2018 to RMB26,778 million for 2019, primarily due to the effects of lease liabilities recognized under the new lease standards and accrued interest expenses, and net interest expenses increased by 1.9% over the same period of last year after excluding the impact of the new lease standards.

Profit Before Income Tax Expense Profit before income tax expense decreased by 11.6% from RMB116,770 million for 2018 to RMB103,214 million for 2019.

Income Tax Expense The income tax expense decreased by 15.4% from RMB42,790 million for 2018 to RMB36,199 million for 2019, which was primarily due to the decrease in the Group’s profit before income tax expense over last year.

Profit for the Year Net profit for 2019 decreased by 9.4% to RMB67,015 million from RMB73,980 million for 2018.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 1.9% from RMB20,944 million for 2018 to RMB21,333 million for 2019, which was primarily due to the changes to profit structures of subsidiaries of the Group.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 13.9% from RMB53,036 million for 2018 to RMB45,682 million for 2019.

(2)	Segment Results

◆	Exploration and Production

Revenue The realized revenue of the Exploration and Production segment for 2019 was RMB676,320 million, representing an increase of 2.7% from RMB658,712 million for 2018, which was primarily due to the combined effects of the decline in the price of crude oil and the increase in the sales volume of oil and gas. In 2019, the oil imported from Russia, Kazakhstan and others by the Group amounted to 39.95 million tons, representing an increase of 8.9% over the 36.69 million tons of 2018. The revenue from the sales of imported oil from Russia, Kazakhstan and others was RMB131,723 million for 2019, representing an increase of 2.7% from RMB128,308 million for 2018.The average realized crude oil price of the Group in 2019 was US$60.96 per barrel, representing a decrease of 10.7% from US$68.28 per barrel in 2018.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 0.8% from RMB585,193 million for 2018 to RMB580,223 million for 2019, which was primarily due to the following combined effects of decease in depreciation, depletion and amortization, and taxes and fees other than income tax, and increase in exploration costs. In 2019, the cost from importing oil from Russia, Kazakhstan and others amounted to RMB130,941 million, representing an increase of 1.8% from RMB128,637 million for 2018.

026	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

In 2019, the unit oil and gas lifting cost of the Group was US$12.11 per barrel, representing a decrease of 1.6% from US$12.31 per barrel for 2018.

Profit from Operations In 2019, the domestic operations adhered to the principle of profit-orientation to promote the increase of reserves and production, realized the pick-up of production of crude oil and the significant increase in natural gas production, strengthened the control of the source of investment costs and the refined management of production and operation costs, and promoted quality improvement and profitability. The overseas operations, adhered to the development of profitability, strictly managed the early stage of investment projects, optimized the investment structure, and strived to promote sales and prices. In 2019, the Exploration and Production segment realized an operating profit of RMB96,097 million, representing an increase of 30.7% from RMB73,519 million for 2018, maintaining its status as a main profit contributor of the Group.

◆	Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment decreased by 0.9% from RMB911,224 million for 2018 to RMB902,679 million for 2019, primarily due to the combined effects of changes to the sales volume and prices of refined products, and the Group’s application of marketization of internal settlement prices.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 2.6% from RMB866,523 million for 2018 to RMB888,915 million for 2019, primarily due to increasing costs of crude oil and feedstock, and rising production costs of auxiliary materials and power.

In 2019, the cash processing cost of refineries of the Group was RMB168.64 yuan per ton, remained basically the same as compared with the same period of last year.

Profit from Operations In 2019, the Refining and Chemicals segment continued to deepen benchmarking management to achieve the extension from cost benchmarking to business benchmarking; deepened the tapping of internal potential and vigorously strengthened management and control over costs and expenses; adhered to the principles of market and profit-orientation, continued to promote the upgrading of refined oil quality and the research and development of high value-added chemical products, continuously optimized product structure and enhanced profitability. However, as affected by factors such as excessive domestic refining capacity, narrowing margins, falling prices of chemical products and the marketization of internal settlement prices as applied by the Group, in 2019, the Refining and Chemicals segment realized operating profits of RMB13,764 million, representing a decrease of 69.2% as compared with RMB44,701 million for 2018. Specifically, the refining operations recorded an operating profit of RMB10,337 million, representing a decrease of 72.0% as compared with RMB36,878 million for 2018, while the chemical operations realized an operating profit of RMB3,427 million, representing a decrease of 56.2%, as compared with RMB7,823 million for 2018.

◆	Marketing

Revenue The revenue of the Marketing segment increased by 8.1% from RMB2,003,105 million for 2018 to RMB2,165,391 million for 2019, primarily due to increase in international trading volume of oil and gas products.

Operating Expenses Operating expenses of the Marketing segment increased by 7.8% from RMB2,009,555 million for 2018 to RMB2,165,956 million for 2019, primarily due to an increase in the expenditure arising from the purchase of refined oil.

Loss from Operations In 2019, the Marketing segment actively responded to the challenges of excessive market

2019 ANNUAL REPORT	027

DISCUSSION AND ANALYSIS OF OPERATIONS

resources and intensified competition, deepened the regional precise marketing and integrated marketing of refined products, fuel cards, non-oil business, and lubricants, accelerated the establishment of new retail models, and strived to pursue quality and profitability. In international trade, it accelerated the construction of global logistics and marketing network and strengthened synergy of domestic and international resources to create profitability. In 2019, due to the combined effects such as the strengthening of marketing measures and application of internal settlement prices marketization, the Marketing segment recorded an operating loss of RMB565 million, representing a decrease of loss of RMB5,885 million as compared with the operating loss of RMB6,450 million for 2018.

◆	Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB391,023 million for 2019, representing an increase of 7.8% as compared with RMB362,626 million for 2018, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB364,915 million for 2019, representing an increase of 8.2% as compared with RMB337,111 million for 2018, primarily due to the increase in the expenditure of natural gas purchase.

028	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

Profit from Operations In 2019, the Natural Gas and Pipeline segment, based on the overall coordinated and effective operation of the industrial chain, deepened the “labelling” management of resources, prioritized the full production and sales of domestic gas, effectively controlled resource costs, continuously optimized resource flows and sales structures, and vigorously promoted online transactions. While consolidating the wholesale market, we actively expanded the terminal market. In 2019, the Natural Gas and Pipeline segment realized an operating profit of RMB26,108 million, representing an increase of 2.3% as compared to RMB25,515 million in 2018.

In 2019, the Natural and Pipeline segment took active measures to control the loss in imported natural gas, however, the cost of imported natural gas increased due to the fluctuation of foreign exchange rate, and the increase of domestic natural gas price was restricted under the background of nationwide reducing tax and fee, which recorded a net loss of RMB30,710 million in the sale of imported natural gas, representing an increase of loss of RMB5,803 million as compared with last year. The Group will continue to adopt effective measures to control losses.

In 2019, the Group’s international operations (Note) realized a revenue of RMB1,040,117 million, accounting for 41.3% of the Group’s total revenue. Profit before income tax expense amounted to RMB18,885 million. The Group’s international operations maintained a stable development with further improved international operating ability.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3)	Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at	As at	Percentage of
	December 31, 2019	December 31, 2018	Change
	RMB million	RMB million	%
Total assets	2,732,910	2,440,877	12.0
Current assets	466,913	438,241	6.5
Non-current assets	2,265,997	2,002,636	13.2
Total liabilities	1,288,605	1,031,986	24.9
Current liabilities	661,419	596,430	10.9
Non-current liabilities	627,186	435,556	44.0
Equity attributable to owners of the Company	1,230,156	1,213,783	1.3
Share capital	183,021	183,021	-
Reserves	304,011	299,599	1.5
Retained earnings	743,124	731,163	1.6
Total equity	1,444,305	1,408,891	2.5

2019 ANNUAL REPORT	029

DISCUSSION AND ANALYSIS OF OPERATIONS

Total assets amounted to RMB2,732,910 million, representing an increase of 12.0% from that as at the end of 2018, of which:

Current assets amounted to RMB466,913 million, representing an increase of 6.5% from that as at the end of 2018, primarily due to the increase in inventories, receivables, prepayments and other current assets, and fixed deposit with a maturity term of more than three months but less than one year.

Non-current assets amounted to RMB2,265,997 million, representing an increase of 13.2% from that as at the end of 2018, primarily due to the increase in the net book value of property, plant and equipment, investments in associates and joint ventures, and new right-of-use assets were recognized due to the implementation of new lease standards.

Total liabilities amounted to RMB1,288,605 million, representing an increase of 24.9% from that as at the end of 2018, of which:

Current liabilities amounted to RMB661,419 million, representing an increase of 10.9% from that as at the end of

2018, primarily due to the increase in the amount of accounts payable and accrued liabilities, contractual liabilities and short-term borrowings.

Non-current liabilities amounted to RMB627,186 million, representing an increase of 44.0% from that as at the end of 2018, primarily due to the increase in long-term borrowings, and lease liabilities were recognized due to the implementation of new lease standards.

Equity attributable to owners of the Company amounted to RMB1,230,156 million, representing an increase of 1.3% from that as at the end of 2018, primarily due to the increase in reserves and retained earnings.

(4)	Cash Flows

As at December 31, 2019, the primary source of funds of the Group was cash from operating activities and short- term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2019 and 2018 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2019	2018
	RMB million	RMB million
Net cash flows from operating activities	359,610	353,256
Net cash flows used for investing activities	(332,948)	(267,812)
Net cash flows used for financing activities	(27,276)	(125,703)
Translation of foreign currency	1,069	2,513
Cash and cash equivalents at end of the year	86,409	85,954

030	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

◆	Net Cash Flows from Operating Activities

The net cash flows of the Group from operating activities in 2019 amounted to RMB359,610 million, representing an increase of 1.8% from RMB353,256 million in 2018. This was mainly due to the combined impact from the change in working capital including inventories, accounts receivable and payable and contractual liabilities, and the decrease of depreciation, depletion and amortization during the reporting period. As at December 31, 2019, the Group had cash and cash equivalents of RMB86,409 million. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 57.2% were denominated in US Dollar, approximately 37.6% were denominated in Renminbi, approximately 3.6% were denominated in HK Dollar and approximately 1.6% were denominated in other currencies).

◆	Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2019 amounted to RMB332,948 million, representing an increase of 24.3% from RMB267,812 million in 2018. The increase was primarily due to the increase in capital expenditures during the reporting period.

◆	Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2019 was RMB27,276 million, representing a decrease of 78.3% from RMB125,703 million in 2018. This was primarily due to the change of short and long-term borrowings during the current period.

The net borrowings of the Group as at December 31, 2019 and December 31, 2018, respectively, were as follows:

	As at December 31, 2019	As at December 31, 2018
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	175,840	145,150
Long-term borrowings	290,882	269,422
Total borrowings	466,722	414,572
Less: Cash and cash equivalents	86,409	85,954
Net borrowings	380,313	328,618

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2019	As at December 31, 2018
	RMB million	RMB million
Within 1 year	188,771	158,782
Between 1 and 2 years	30,090	98,939
Between 2 and 5 years	253,918	150,837
After 5 years	31,576	43,879
	504,355	452,437

2019 ANNUAL REPORT	031

DiSCuSSion anD analySiS of operationS

Of the total borrowings of the Group as at December 31, 2019, approximately 53.6% were fixed-rate borrowings and approximately 46.4% were floating-rate borrowings. Of the borrowings as at December 31, 2019, approximately 76.4% were denominated in Renminbi, approximately 21.5% were denominated in US Dollar, and approximately 2.1% were denominated in other currencies.

As at December 31, 2019, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings) was 24.4% (22.7% as at December 31, 2018).

(5)	Capital Expenditures

In 2019, with respect to capital expenditures, the Group

focused on the principles of quality-development, continued to optimize the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2019, the capital expenditures of the Group amounted to RMB296,776 million, representing an increase of 15.9% from RMB256,106 million in 2018. The table below sets out the capital expenditures of the Group for 2019 and 2018. The Group’s estimated capital expenditure for 2020 as approved by the Board of Directors previously was RMB295.000 billion. Considering the impact of COVID-19 and changes in international oil prices, the Group will follow the principle of positive free cash flow, dynamically optimize and adjust the capital expenditures for 2020.

	2019		2018
	RMB million	%	RMB million	%
Exploration and Production*	230,117	77.54	196,109	76.57
Refining and Chemicals	21,279	7.17	15,419	6.02
Marketing	17,618	5.94	17,010	6.64
Natural Gas and Pipeline	27,004	9.10	26,502	10.35
Head Office and Other	758	0.25	1,066	0.42
Total	296,776	100.00	256,106	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2019 and 2018 would be RMB241,992 million and RMB206,256 million, respectively.

◆    Exploration and Production

Capital expenditures for the Exploration and Production segment for 2019 amounted to RMB230,117 million, which were primarily used for exploration in significant basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin and development of oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest with the view to stable growth of production of oil and gas; operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of production volume and profits.

The capital expenditures for the Exploration and Production segment for 2020 will primarily be used for domestic operations in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay

032	PETROCHINA COMPANY LIMITED

DiSCuSSion anD analySiS of operationS

Basin, enhancing the development of unconventional resources such as shale gas to achieve an oil and natural gas equivalent output of over 200 million tons. Overseas operations will continue to focus on the operation of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure profitable growth with high quality.

◆    Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2019 amounted to RMB21,279 million, which were primarily used in the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, the restructuring of Daqing Petrochemical and the ethane to ethylene project at Changqing and Tarim , and the construction of refining-chemical transformation and upgrade projects.

The capital expenditures for the Refining and Chemicals segment for 2020 will be used primarily for the construction of large-scale refining and chemical projects, such as the Guangdong petrochemical refining-chemical integration project, Jilin petrochemical Jieyang ABS project, the Daqing petrochemical structure adjustment project, and other large-scale refining-chemical projects such as those relating to the production of ethylene out of ethane at Changqing and Tarim, and the construction of refining- chemical transformation and upgrade projects.

◆    Marketing

Capital expenditures for the Group’s Marketing segment for 2019 amounted to RMB17,618 million, which were mainly used for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets, safety and environmental protection projects such as anti-seepage reconstruction of service

2019 ANNUAL REPORT	033

DiSCuSSion anD analySiS of operationS

stations and the equipment construction of overseas oil and gas storage and sales.

The capital expenditures for the Marketing segment for 2020 will be used primarily for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets and the equipment construction of overseas oil and gas storage and sales.

◆    Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2019 amounted to RMB27,004 million, which were mainly used for key natural gas transmission projects including the China-Russia East-route Natural Gas Pipeline Project, the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the LNG equipment and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

The capital expenditures for the Natural Gas and Pipeline segment for 2020 will be used primarily for key natural gas transmission projects such as China-Russia East-route Natural Gas Pipeline Project, the LNG equipment in Shenzhen and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

◆    Head Office and Other

Capital expenditures for the Head Office and Other segment for 2019 were RMB758 million, which were primarily used for research platform for trial and development of the IT system.

The capital expenditures for the Head Office and Other segment of the Group for 2020 will be used primarily for enhancement of research facilities and development of the IT system.

034	PETROCHINA COMPANY LIMITED

DiSCuSSion anD analySiS of operationS

2.  The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1)	Financial Data Prepared under CAS

As at December		As at December	Percentage of
31, 2019		31, 2018	Change
RMB million		RMB million	%
Total assets	2,733,190	2,441,169	12.0
Current assets	466,913	438,241	6.5
Non-current assets	2,266,277	2,002,928	13.1
Total liabilities	1,288,612	1,031,993	24.9
Current liabilities	661,419	596,430	10.9
Non-current liabilities	627,193	435,563	44.0
Equity attributable to equity holders of the Company	1,230,428	1,214,067	1.3
Total equity	1,444,578	1,409,176	2.5

For reasons for changes, please read Section “Assets, Liabilities and Equity” in Discussion and Analysis of Operations of this annual report.

(2)	Principal operations by segment and by product under CAS

	Income from principal	Cost of principal		Year-on-year change in	Year-on-year
	operations for the year 2019	operations for the year 2019	Margin*	income from principal operations	change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	654,225	465,969	24.0	2.5	4.5	(0.5)
Refining and Chemicals	895,160	656,179	5.9	(1.0)	2.1	(4.1)
Marketing	2,141,910	2,083,646	2.6	8.2	8.3	(0.1)
Natural Gas and Pipeline	384,438	353,235	8.0	7.7	7.3	0.4
Head Office and Other	479	282	-	161.7	56.7	-
Inter-segment elimination	(1,617,612)	(1,617,582)	-	-	-	-
Total	2,458,600	1,941,729	12.0	6.0	8.8	(2.1)

* Margin = Profit from principal operations / Income from principal operations

2019 ANNUAL REPORT	035

DiSCuSSion anD analySiS of operationS

(3)	Principal operations by regions under CAS

	2019	2018	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,476,693	1,538,315	(4.0)
Other	1,040,117	836,619	24.3
Total	2,516,810	2,374,934	6.0
	December 31, 2019	December 31, 2018	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	2,027,541	1,782,762	13.7
Other	213,427	192,807	10.7
Total	2,240,968	1,975,569	13.4

* Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4)	Principal subsidiaries and associates of the Group under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets/ (liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	373,884	139,664	234,220	4,148
CNPC Exploration and Development Company Limited	16,100	50.00	207,396	44,237	163,159	14,126
PetroChina Hong Kong Limited	HK$7,592 million	100.00	145,416	61,681	83,735	9,442
PetroChina International Investment Company Limited	31,314	100.00	95,370	148,863	(53,493)	(10,918)
PetroChina International Co., Ltd.	18,096	100.00	214,223	147,705	66,518	4,963
PetroChina Pipelines Co., Ltd.	80,000	72.26	232,929	17,247	215,682	18,911
PetroIneos Refining Limited	US$1,000	49.90	15,821	9,300	6,521	(326)
China Petroleum Finance Co., Ltd.	8,331	32.00	490,453	420,286	70,167	7,810
CNPC Captive Insurance Co., Ltd.	5,000	49.00	13,441	6,984	6,457	349
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	10,416	7,501	2,915	142
Mangistau Investment B.V.	EUR18,000	50.00	13,191	3,629	9,562	2,818
Trans-Asia Pipeline Co., Ltd.	5,000	50.00	45,938	2,800	43,138	4,070

036	PETROCHINA COMPANY LIMITED

SignifiCant eVentS

SIGNIFICANT EVENTS

1.  Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount (inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2017	23,793	22,798	104.4
2018	32,724	52,591	62.2
2019	26,293	45,682	57.6

* Net profit means historical data of profit attributable to owners of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

To safeguard the interests of vast shareholders, it is provided by the Company in the Articles of Association of PetroChina Company Limited (“Articles of Association”) that in the premise that the net profit attributable to owners of the Company and the accumulated undistributed profit for the year are positive, and the Company’s cash flow can satisfy the normal operation and sustainable development of the Company, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realized in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorised by the general meeting by way of ordinary resolution.

Since its listing, the Company has strictly complied with the Articles of Association and relevant regulatory requirements, and adopting the principle of returns to shareholders, distributed 45% of its net profit attributable to owners of the Company as dividend. Since 2016, with the oil price being low, the Company has distributed an additional special dividend on the base of dividend of 45% of its net profit attributable to owners of the Company, which has brought good returns for shareholders. The steady and active dividend distribution policy of the Company is welcomed by the shareholders. The independent directors of the Company have performed their duties faithfully and diligently, formed opinions on dividend distribution independently and objectively, and played a desirable role.

2. Distribution Plan for the Final Dividend for 2019

In return for the shareholders, the Board recommends a final cash dividend of RMB0.06601 yuan (inclusive of applicable tax) per share for 2019 to all shareholders. The cash dividend consists of a dividend of RMB0.04243 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2019 under IFRS) together with an additional final special dividend of RMB0.02358 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2019 annual general meeting to be held on June 11, 2020. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading

2019 ANNUAL REPORT	037

SignifiCant eVentS

on June 29, 2020. The register of members of H shares will be closed from June 24, 2020 to June 29, 2020 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 23, 2020. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 29, 2020 are eligible for the final dividend. The final dividend of A shares and H shares for 2019 will be paid on or about June 30, 2020 and July 31, 2020, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 11, 2020. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound

Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法 》 ) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 29, 2020.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通 知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong

038	PETROCHINA COMPANY LIMITED

SignifiCant eVentS

residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公 告》(國家稅務總局公告2019年第35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 29, 2020 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 23, 2020 (address: Hong Kong Registrars Limited, Shops1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 29, 2020.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的 通知》（財稅 [2014] 81 號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策 的通知》（財稅 [2016] 127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

2019 ANNUAL REPORT	039

SignifiCant eVentS

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in other companies

(1)	Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK Dollars million
Stock code	Stock short name	Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	25,802	4,708,302,133	54.38	25,802	-	-	Long- term equity investments	Acquisition and further issue of shares

Note: (1) The Group held the shares in Kunlun Energy Limited through PetroChina Hong Kong Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Company Limited are listed on the Hong Kong Stock Exchange.

(2)	Shareholding of interests in non-listed financial institutions

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	32.00	22,802	2,499	434	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	3,164	171	(1)	Long - term equity investment	Establishment by promotion

040	PETROCHINA COMPANY LIMITED

significant events

4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilized the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) As of the end of the reporting period, the Company and its subordinate companies (including the companies wholly-owned or controlled by the Company, the same below) had a guarantee balance of RMB196.455 billion, including RMB21.402 billion for credit guarantee and RMB167.740 billion for performance guarantee, RMB7.313 billion for financing guarantee, and the balance of guarantees as of the end of the reporting period accounted for approximately 15.97% of the Group’s net asset. The guarantee balance of the Company as of the end of the reporting period did not exist for the guarantee provided to the controlling shareholder, the ultimate controller and its related parties.

(3) The Company did not entrust any other person on material wealth management during the reporting period.

(4) The Company had no material external entrustment loans during the reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC included the following: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable

2019 ANNUAL REPORT	041

significant events

laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

7. Engagement and disengagement of firm of accountants

During the reporting period, the Company has not changed its accounting firms.

During the reporting period, the Company retain KPMG Huazhen LLP to serve as the domestic auditors, and KPMG as the overseas auditors, for 2019. Remuneration in respect of the 2019 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG have provided audit service to the Company for seven years.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and ultimate controller and remedies thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was imposed on material punishment by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent Directors, Supervisors and senior management of the Company and those who retired during the reporting period did not receive the punishment from the securities regulation organizations in recent three years.

9. Creditworthiness of the Company and its controlling shareholder and ultimate controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

042	PETROCHINA COMPANY LIMITED

significant events

10. Events after the Balance Sheet Date

(1) The impact of COVID-19

January 2020 witnessed an outbreak of COVID-19, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil in the market, along with a slowdown in the growth of market appetite for natural gas, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, broadening sources of income and reducing expenditure as well as cutting costs and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

(2) Short-term adjustment of natural gas price

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》（發改價格 [2020] 257號）) (the “Notice”) pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group will be affected to a certain extent, however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

(3) The price of international crude oil fell sharply

Since the beginning of March 2020, due to the failure to reach an agreement to reduce production by Petroleum Production Reduction Alliance, coupled with the unfavourable outlook of the world economy affected by the COVID-19, international crude oil prices have fallen sharply. On March 9, 2020, the futures prices of North Sea Brent crude oil and WTI crude oil fell by 24.1% and 24.6%, respectively in a single day. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

11. Other Significant Matters

(1) Acquisition, Asset Disposal and Asset Restructuring

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquire the 22.407% equity held by Total S.A.in Dalian West Pacific. On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group Co., Ltd. (“Sinochem Group”) and Sinochem International Oil (Hong Kong) Co., Ltd. (“Sinochem Hong Kong”), to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity acquisition, the Company holds 84.475% equity of Dalian West Pacific in total. The industrial and commercial registration in change of the above-mentioned acquisition was completed on May 17, 2019.

The event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable development of the Group’s

2019 ANNUAL REPORT	043

significant events

refining and chemical business and the continuous improvement of the operating results of the Group.

(2) The Value-Added Tax Reform

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the “Notice on Deepening the Policies Related to Value-Added Tax Reform” (Notice No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, 2019) (《關於深化增值稅改革有關政策的公告》(財政部 稅務總 局 海關總署公告2019年第39號)), which stipulates since April 1, 2019, the tax rate for the occurrence of a taxable sale or imported goods by a VAT general taxpayer (“taxpayer”) shall be adjusted from the original tax rate of 16% to 13%, or from the original tax rate 10% to 9%. The input tax amount of the taxpayer’s acquisition of real estate or real estate construction projects is no longer deducted within two years and the amount of input tax to be deducted that has not been deducted according to the above provisions may be deducted from the output amount of the taxation period from April 2019. In case of any taxpayer purchasing domestic passenger transport services, the input tax amount is allowed to be deducted from the output tax. From April 1, 2019 to December 31, 2021, taxpayers of production and living service industries are allowed to add 10% of the current deductible input tax when deducting the tax payable. Since April 1, 2019, the trial of the VAT refund in relation to retaining and deduction at the end of period system has begun.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s production and operation and the continuous improvement of the operating results of the Group.

(3) Adjusting the unconventional natural gas subsidy policy

On June 11, 2019, the Ministry of Finance issued the “Supplementary Notice on the Interim Measures for the Administration of Special Funds for Renewable Energy Development” (Cai Jian [2019] No. 298) (《關於〈可再生能源發展專項資金管理暫行辦法〉的補充通知》(財建[2019]298 號 )), clarifying that the implementation period of special funds for renewable energy development is from 2019 to 2023, to support the development and utilization of unconventional natural gas such as coalbed methane (mine gas), shale gas and tight gas. Since 2019, subsidies for unconventional natural gas are no longer subsidized according to the quota standard. In accordance with the principle of “more production and more subsidy”, subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. Correspondingly, if the mining and utilization amount has not reached the amount of the previous year, the subsidy will be deducted according to the actual conditions. The distribution coefficient of awards and deductions varies from 1.25 to 2 depending on the amount of excess or noncompliance. At the same time, for the unconventional natural gas incremental part produced during the heating season (from January to February and from November to December every year), the excess coefficient (distribution coefficient is 1.5) is converted, reflecting the “more production in winter and more subsidy in winter”.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the exploration and production business of the Group and the continuous improvement of the operating results of the Group.

(4) Promotion of fair and open oil and gas pipeline network facilities

On May 24, 2019, NDRC, the National Energy Administration, the Ministry of Housing and Urban-Rural Development, and the State Administration of Market Supervision jointly issued the “Notice on Printing and Distributing the Supervision Measures for Fair and Open Oil and Gas Pipeline Facilities” (Fa Gai Neng Yuan Gui [2019] No. 916) (《關於印發〈油氣管網設施公平開放監管辦法〉

044	PETROCHINA COMPANY LIMITED

significant events

的通知》(發改能源規[2019]916號)), which stipulates that since May 24, 2019, oil and gas pipeline network facilities operating enterprises shall provide oil and gas transportation, storage, gasification, loading and unloading, transshipment and other services to users who meet the open conditions without discrimination, shall not delay or refuse to sign a service contract with a user who meets the open conditions with no reasonable cause, and shall not raise unreasonable requirements.

China Oil & Gas Pipeline Network Corporation (“PipeChina”) was established on 9 December 2019. The Company may inject the Group’s certain pipeline assets into PipeChina (the “Possible Asset Injection”). The Company is under discussion with PipeChina regarding the Possible Asset Injection but no final agreement has been reached. The Possible Asset Injection, if proceeded, will be conducted in compliance with the applicable legal and regulatory requirements, and the Company will continue to adhere to the principles of fairness, equality and marketization in order to serve the interests of the shareholders of the Company as a whole. The Company will make further announcement as and when appropriate in compliance with applicable legal and regulatory requirements, including rules of SSE and Listing Rules, subject to the updates of discussion on Possible Asset Injection.

This event did not affect the continuity of the business and the stability of the management of the Group, though it may leave some impact on the development of the natural gas and pipeline business and the operating results of the Group.

(5) Further Opening of the Oil and Natural Gas Market

On June 30, 2019, NDRC and the Ministry of Commerce issued “Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition)” ([2019] Order No. 25 of NDRC and Ministry of Commerce) 《外商投資准入特別管理措施(負面清單) (2019年版)》(發 展改革委 商務部令2019年第25號)), which stipulates that since July 30, 2019, the cancellation of the restriction that oil and natural gas exploration and development is limited to joint ventures and cooperation.

On December 22, 2019, CPC Central Committee and the State Council issued Opinion on Improving the Environment for Reform and Development of Private Enterprises (《關於營造更好發展環境支持民營企業改革發展的意見》) with a view to further liberalizing market entry by private businesses. Competitive business will be further liberalized, and market competition scheme further be introduced in such key segments and areas as power, telecommunication, railway, oil and natural gas. Private enterprises will get further support to enter oil and gas exploration and development, refining and sales, as well as construction of such infrastructure as crude oil, natural gas and refined oil storage, transportation and transmission facilities. Qualified enterprises will be encouraged to participate in import of crude oil and export of refined oil.

This event did not affect the continuity of the business and the stability of the management of the Group. It may have certain impact on the business development of the Group and its operating results.

2019 ANNUAL REPORT	045

CONNECTED TRANSACTIONS

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Listing Rules and the Stock Listing Rules of the Shanghai Stock Exchange. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Co., Ltd (“CNPC E&D”), a non-wholly owned subsidiary of the Group. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the connected transactions or continuing connected transactions as defined under Chapter 10 of the Stock Listing Rules of the Shanghai Stock Exchange or the Chapter 14A of the Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange or the Hong Kong Stock Exchange and the Company. Note 59 set out thereto in the financial statements of the Company has properly disclosed connected transactions or continuing connected transactions pursuant to the Listing Rules.

One-off Connected Transaction

On June 13, 2019, the Company considered and adopted the Proposal for Capital Increase to China Petroleum Finance Co., Ltd. at the third board meeting in 2019, approving the capital increase to China Petroleum Finance Co., Ltd. (“CNPC Finance”) by the Company and CNPC and CNPC Capital Company Limited (“CNPC Capital”) respectively in proportion to their current shareholding. As at the disclosure date of this report, this capital increase is still pending approval of China Banking and Insurance Regulatory Commission Beijing Bureau. In accordance with the Stock Listing Rules of the Shanghai Stock Exchange and the Listing Rules, each of CNPC, CNPC Capital and CNPC Finance is a connected person of the Company. Therefore, this capital increase constitutes connected transaction of the Company. For the details of the transaction, please refer to the Company’s announcements published on the websites of Hong Kong Stock Exchange and Shanghai Stock Exchange on June 13, 2019 respectively.

Prior to the implementation of this connected transaction, CNPC Finance had a registered capital of RMB8,331.2500 million, and the Company held 32% of the equities in CNPC Finance, corresponding to RMB 2,666.0000 million of the registered capital. CNPC and CNPC Capital held 40% and 28% of the equities in CNPC Finance, respectively, corresponding to RMB3,332.5000 million and RMB2,332.7500 million of the registered capital, respectively.

046	PETROCHINA COMPANY LIMITED

CONNECTED TRANSACTIONS

Upon the implementation of this connected transaction, CNPC Finance’s registered capital will be increased from RMB8,331.2500 million to RMB20,000.0000 million, namely RMB8,064.0231 million of the capital reserve was transferred to the registered capital in proportion to the shareholding of each shareholder prior to the implementation of this connected transaction; meanwhile, the shareholders will make a capital increase of RMB14,000.0000 million in cash, of which RMB3,604.7269 million was used to subscribe for registered capital, the rest was injected in the capital reserve. Upon completion of the capital increase, the shareholding ratio shall remain the same.

This connected transaction will not affect the business continuity of the Company or the stability of the management. This capital increase will help enhance the investment income of the Company and will make it easier for the Company to obtain CNPC Finance’s high level, high efficiency fund and financial management service.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. In relation to existing continuing connected transactions, the Company obtained the approval of the independent shareholders and independent Directors at the first extraordinary general meeting on October 26, 2017, and the fifth meeting of the Board of Directors in the year of 2017 held on August 23 to 24, 2017 for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2018 to December 31, 2020. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 24, 2017 and on the website of Shanghai Stock Exchange on August 25, 2017, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 8, 2017, and the Company’s announcements in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 26, 2017 and on the website of the Shanghai Stock Exchange on October 27, 2017, respectively.

In 2019, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 24, 2017 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2018 with an effective term of three years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

2019 ANNUAL REPORT	047

CONNECTED TRANSACTIONS

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide the jointly-held companies with financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•     Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•     Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•     Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•     Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•     Financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

048	PETROCHINA COMPANY LIMITED

CONNECTED TRANSACTIONS

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

On August 24, 2017, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,773 million square metres, and the annual rental was adjusted to no more than RMB5,783 million (exclusive of taxes). The letter of confirmation became effective as from January 1, 2018.

4. Buildings Leasing Contract (Amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 yuan per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

On August 24, 2017, the parties entered into a new agreement pursuant to which the area of the leased building was 1,152,968 square metres, and the annual rental was no more than RMB730 million. The agreement became effective as from January 1, 2018 for a term of 20 years.

2019 ANNUAL REPORT	049

CONNECTED TRANSACTIONS

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 28 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2019, CNPC has been in the process of executing in aggregate 29 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

On December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

• the provision of production services by CNPC to the Group;

• the provision of construction and technical services by CNPC to the Group;

• the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

050	PETROCHINA COMPANY LIMITED

CONNECTED TRANSACTIONS

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2018 to December 31, 2020:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, and (c) Buildings Leasing Contract (amended), the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2018	2019	2020
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies (ii) Products and services provided by CNPC to the Group	153,716	153,861	155,390
(a) Construction and technical services	208,103	203,908	198,537
(b) Production services	228,730	220,525	212,833
(c) Supply of materials services	35,566	35,344	35,819
(d) Social and ancillary services	9,093	9,432	9,731
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total
amount of interest received in respect of these deposits	63,000	63,000	63,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,417	2,753	3,110
- Rents and other payments made under financial leasing	17,804	19,894	21,605
(iii) Financial services provided by the Group to the jointly-owned companies	22,291	22,398	22,506
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	5,783	5,783	5,783
(v) Rental for buildings paid by the Group to CNPC	730	730	730

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2019, the independent non-executive Directors of the Company confirm that:

(i)  the connected transactions mentioned above have been entered into during the usual course of business of the Company;

2019 ANNUAL REPORT	051

CONNECTED TRANSACTIONS

(ii)   the connected transactions mentioned above have been entered into based on normal commercial terms or better terms;

(iii)  the connected transactions mentioned above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

Auditor’s Confirmation

The auditor of the Company has checked the abovementioned transactions and has provided the Board of Directors with a letter indicating that:

(i) all the connected transactions have been approved by the Board of Directors;

(ii) all the connected transactions have been in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the Group in all material respects;

(iii) all the connected transactions have been proceeded in accordance with the terms of agreements; and

(iv) these transactions have been entered into within the aforementioned cap, if applicable.

Save as disclosed above, none of other related-party transactions set out in the note 59 of the consolidated financial statements constitute connected transactions or continuing connected transactions that are required to be disclosed under the Listing Rules. The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which the Company was a party during 2019.

052	PETROCHINA COMPANY LIMITED

CONNECTED TRANSACTIONS

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected parties	RMB million	%	RMB million	%
CNPC and its subsidiaries	99,279	4	371,332	16
Other connected parties	33,703	1	29,277	1
Total	132,982	5	400,609	17

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected Party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries				196,161	(16,462)	179,699
Other connected parties	18,921	1,137	20,058
Total	18,921	1,137	20,058	191,161	(16,462)	179,699

2019 ANNUAL REPORT	053

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company continued to operate in a compliant manner strictly in accordance with domestic and overseas regulatory requirements. Pursuant to the Articles of Association, relevant laws and regulations and the securities regulatory rules of the jurisdictions in which the Company is listed, and in light of the actual conditions of the Company, the Company continuously improved and effectively implemented the rules of procedure, and the relevant work processes for the Board of Directors and its respective committees. In order to achieve a systematic procedure for directorship nomination, the Policy for Nomination of Directors was formulated. The Supervisory Committee of the Company operated in a compliant manner according to law by discharging duties faithfully and diligently. The Supervisory Committee also convened Supervisory Committee meetings on schedule to consider and approve the relevant resolutions and to promptly provide advice and recommendations strictly in accordance with the relevant regulations. At the same time, the Supervisory Committee took an active role in conducting inspection so as to strengthen their on-site supervision and inspection functions and to promote and perfect the administration of various operations of the Company.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places of listing. The Company established an information disclosure management system to disclose information in a timely and compliant manner, and designated specific departments responsible for handling matters relating to the disclosure of inside information.

Employees are prohibited from dealing or procuring others to deal the Company’s shares using inside information. During the reporting period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to access to information relating to the Company, and that the transparency in the corporate governance of the Company could be enhanced continuously.

2. Improvement of Internal Control System

By following the regulatory requirements of its places of listing, the Company established and effectively operated its internal control and risk management system and also formulated and issued a series of its internal control and management measures, including the Internal Control and Management Handbook in order to effectively regulate its control over the production and operation process, the financial management and the disclosure of information, and subsequently to ensure that the internal control system would be effective as desired.

The Reform and Corporate Management Department of the Company is responsible for organizing and coordinating the internal control testing conducted internally and externally, supervising the rectification, and organizing operational evaluation of the internal control system.

The Company attaches significant weight to the establishment and evaluation of the internal control and risk management system, and submit the internal control reports on a regular basis to both the Board and the Audit Committee.

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CORPORATE GOVERNANCE

Mr. Simon Henry, an independent non-executive director, commented at the first session of the 2019 board meeting that the Company had established a comprehensive internal control system which was consistent with the requirements of the Sarbanes-Oxley Act and those under the COSO framework. The internal control system also provides full support to the Company to operate in a compliant manner and fulfil the international standards.

The Company strictly complied with professional financial processes and standards to ensure the truthfulness, accuracy and effectiveness of its financial reports. During the year, the Company adopted an issue-oriented approach in conducting its internal control evaluation by focusing on three major business areas of engineering and construction projects, i.e. investment, capital and assets. By furthering the organic combination between the administration of internal control system and various business operation, the Company was able to identify any underlying defects in the systems or work processes and to consider and formulate rectification measures, which in turn would ensure that the design of the internal control system remained effective and better achieved its desired effects in terms of regularised management and risk prevention.

The Company set up a “four-in-one” supervision and inspection mechanism comprising of the day-to-day self-inspection among business personnel, self-assessment by the enterprise and its business units, management test and external audit. The combination of persistent supervision and independent assessment may ensure the effective implementation of the internal control system. During the year, the Company focused on issues involving major risks, recurring incidents and incidents involving irregular operations or investments. By continuously increasing its supervision and inspection efforts and steadfastly implementing measures to correct the issues, the Company was able to promote the compliant operation and to prevent and mitigate major risks.

Pursuant to the relevant provisions of the Basic Standards for Enterprise Internal Control, apart from continuously improving and stringently implementing its internal control system, the Company also established and implemented effective internal controls to ensure that regulatory requirements could be met, which resulted in, on one hand, improving the corporate economic and management levels and risk prevention ability and, on the other hand, maintaining the market economic order and social public interests.

The Board is responsible for establishing and maintaining sufficient internal control and risk management systems and evaluating the internal control system of the Company annually. The Board evaluated the internal control and risk management systems of the Company based on regulatory requirements and believes it is effective as at December 31, 2019 on the strength of confirmation made by the management with respect to the validity of our internal control system. Such internal control system aims to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company discloses the internal report and internal audit report separately. KPMG Huazhen LLP engaged by the Company audited the effectiveness of the internal control system in relation to financial reporting of the Company and issued a standard and unqualified audit opinion.

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CORPORATE GOVERNANCE

3. Performance of Independent Directors’ Duties

In 2019, the Independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents submitted by the Company and actively participated in the general meetings and meetings of the Board and its special committees. They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. They played a part in the checks and balances of the decision making process of the Board. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness, accuracy and completeness of the Company’s information disclosure. During the reporting period, the Independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of the Company. Meanwhile, the Independent Directors of the Company kept themselves informed of relevant laws, regulations and regulatory rules by referring to the Update Report on topical issues prepared by the Company to understand the progress of the development of the Company.

In accordance with the requirement of the regulatory authority for independent directors to make on-site visit, training and research, the Company formulated the relevant plan for 2019 and implemented accordingly. Successively, the Company sent Mr. Simon Henry, an independent director, to make an on-site survey of the International London Company; sent Mr. Lin Boqiang, Mr. Zhang Biyi and Mr. Tokuchi Tatsuhito to Xinjiang Oilfield Company and Karamay Petrochemical Company to conduct an on-site survey; sent Mr. Lin Boqiang, Mr. Zhang Biyi, Mr. Tokuchi Tatsuhito and Mr. Simon Henry to make an on-site survey of the oil and gas production in Kazakhstan; and organized Mr. Simon Henry to conduct workshops with the Quality, Safety and Environment Department to discuss certain specific issues, including carbon capture, utilisation and storage. The independent Directors prepared and submitted a research report to think highly of and provide advice and recommendations on both domestic and overseas projects at Board meetings. By taking the opportunity of attending meetings of the Company, independent Directors held thorough discussion on investment plans, financial controls, major overseas projects, internal control, etc. Through such activities, Independent Directors improved their understanding of the principal business of the Company from multiple channels and perspectives. This practice has achieved fairly good results.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, generally, in respect of business, personnel, asset and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2019 by the President’s team with reference to the achievement of the

056	PETROCHINA COMPANY LIMITED

CORPORATE GOVERNANCE

performance targets in 2019 and the business development plan of 2020, and formulated the performance contract for the President’s team for 2020. The “Report on Evaluation of the President’s Operating Results for 2019 and the Formulation of President’s Performance Contracts for 2020” was reviewed and approved at the third meeting of the Board in 2020.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management of PetroChina Company Limited” and the “Pilot Measures of Evaluation of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2019. Rewards and punishments were made on the basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2020 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2020 and signed with the management officers under middle and above level, respectively. The Company continued to conduct follow-up evaluation of quarterly performance targets and advanced quarterly performance compensation to senior management accordingly.

6. Corporate Governance Report

(1)  Compliance with the Corporate Governance Code

For the year ended December 31, 2019, save for the changes happened during and after the reporting period as set forth below, the Company has complied with all the code provisions of the Corporate Governance Code (“Corporate Governance Code”) set out in Appendix 14 to the Listing Rules.

On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company. On January 19, 2020, Mr. Wang Yilin resigned as Chairman, Director and chairman of the Nomination Committee of the Company. On March 9, 2020, Mr. Duan Liangwei was appointed as the President of the company. On March 25, 2020, Mr. Dai Houliang was elected as the Chairman, chairman of the Nomination Committee of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company. Currently, the Company has complied with all the code provisions of the Corporate Governance Code.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

In accordance with the provisions of the Listing Rules relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive Directors, and at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management. Currently the Board of Directors consists of 11 members, specifically as follows:

2019 ANNUAL REPORT	057

CORPORATE GOVERNANCE

Name	Gender	Age	Position
Dai Houliang	Male	56	Chairman
Li Fanrong	Male	56	Vice Chairman
Liu Yuezhen	Male	58	Non-executive Director
Lv Bo	Male	57	Non-executive Director
Jiao Fangzheng	Male	57	Non-executive Director
Duan Liangwei	Male	52	Executive Director and President
Lin Boqiang	Male	62	Independent non-executive Director
Zhang Biyi	Male	66	Independent non-executive Director
Elsie Leung Oi-sie	Female	80	Independent non-executive Director
Tokuchi Tatsuhito	Male	67	Independent non-executive Director
Simon Henry	Male	58	Independent non-executive Director

Notes:	(1)	On March 21, 2019, Mr. Hou Qijun was appointed as President of the Company.

(2)	On April 15, 2019, Mr. Qin Weizhong resigned as Director of the Company due to job change.

(3)	On June 13, 2019, Mr. Zhang Wei was elected as vice Chairman and Director of the Company.

(4)	On June 13, 2019, Mr. Jiao Fangzheng was elected as Director of the Company.

(5)	On December 3, 2019, Mr. Liu Hongbin resigned as Director of the Company due to work arrangement.

(6)	On December 9, 2019, Mr. Zhang Wei resigned as vice Chairman and Director of the Company due to work arrangement.

(7)	On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company due to job change.

(8)	On January 19, 2020, Mr. Wang Yilin resigned as Chairman of the Board and Director of the Company due to age reason.

(9)	On March 9, 2020, Mr. Duan Liangwei was appointed as President of the Company.

(10)	On March 25, 2020, Mr. Dai Houliang, Mr, Li Fanrong and Mr. Lv Bo were elected as Directors of the Company, respectively, and Mr. Dai Houliang was elected as Chairman of the Board of the Company and Mr. Li Fanrong was elected as Vice Chairman of the Company.

Pursuant to the Articles of Association and Rules of Procedure for the Board of Directors, the Board convened 6 Board meetings, including 4 on-site regular meetings and 2 extraordinary meetings by written signatures and passed 26 resolutions of the Board meetings in 2019. For details of the composition of the Board and attendance rate of Directors at on-site regular meetings of the Board during the year, please refer to the section “Members of the Board and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board and between the Chairman and the President of the Company.

058	PETROCHINA COMPANY LIMITED

CORPORATE GOVERNANCE

(4) Operations of the Board of Directors

The Company’s Board is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board and the management have been clearly specified in the Articles of Association, with the aim to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders’ general meeting, the Board makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of operation teams of the Company and annual remuneration plans; distribution plans in respect of interim profit; and corporate reorganization of the Company. The remuneration of the Directors of the Company is determined by the Board as approved and authorised by the shareholders’ general meetings, with a calculation based on responsibilities and performances of Directors and performance of the Group. The Directors and the Board carry out corporate governance duties in a serious and responsible manner. The Directors attend the Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation teams of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr. Zhang Biyi, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section of this annual report for biographical details of Mr. Zhang Biyi. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environment Committee. The main responsibility of these committees is to provide support to the Board in decision-making. The Directors participating in these special board committees focus on particular issues according to their division of labour and make recommendations on the improvement of the corporate governance of the Company.

During this year, the Board has performed the corporate governance obligations set out below as provided in the Listing Rules: (a) to develop and review the Company’s policies and practices on corporate governance and make

2019 ANNUAL REPORT	059

CORPORATE GOVERNANCE

recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to review the Company’s compliance with Corporate Governance Code and disclosure in this annual report.

(5) The Chairman, Vice Chairman and President

Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing the Board meetings, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised by the Articles of Association and the Board. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman are when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice Chairman who has been designated by the Chairman to exercise on his behalf. The primary duties and responsibilities of the President are managing production and operation of the Company, organizing the implementation of Board resolutions, organizing the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board, and performing other duties and power authorised by the Articles of Association and the Board.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their terms of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Secretary to the Board

In 2019, the then Directors and the Secretary to the Board participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board with sufficient information and up to its requests. Details of trainings attended by the current Directors and the Secretary to the Board are set out as below:

060	PETROCHINA COMPANY LIMITED

CORPORATE GOVERNANCE

Names	Positions	Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
		Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Dai Houliang	Chairman	-	-	-
Li Fanrong	Vice Chairman	-	-	-
Liu Yuezhen	Non-executive Director	√	√	√
Lv Bo	Non-executive Director	-	-	-
Jiao Fangzheng	Non-executive Director	√	√	√
Duan Liangwei	Executive Director and President	√	√	√
Lin Boqiang	Independent non-executive Director	√	√	√	√ Twice
Zhang Biyi	Independent non-executive Director	√	√	√	√ Twice
Elsie Leung Oi-sie	Independent non-executive Director	√	√	√	√ None
Tokuchi Tatsuhito	Independent non-executive Director	√	√	√	√Twice
Simon Henry	Independent non-executive Director	√	√	√	√ Twice
Wu Enlai	the Secretary to the Board	√	√	√

Note: On March 25, 2020, Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were elected as Directors of the Company, respectively.

(8) Nomination Committee

The Nomination Committee of the Company comprises three Directors, including two independent non-executive Directors, with Mr. Dai Houliang as the chairman of the committee, and Mr. Lin Boqiang and Mr. Zhang Biyi as members.

The main duties of the Nomination Committee of the Company are as follows: regularly examining and discussing the structure, number of members and composition of the Board and making recommendations on the change of the Board in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other senior management personnel and making recommendations thereon to the

Board; researching the Board diversity policy and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorised by the Board.

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CORPORATE GOVERNANCE

The Company has established a nomination policy for Directors, setting out the selection criteria and nomination procedures of Directors. The Nomination Committee, when nominating candidates for Directors, mainly considers whether he or she has qualifications for Directors, whether he or she complies with laws, administrative regulations, rules and the Articles of Association, and also assesses his or her reputation, achievement and experience, time and energy available, and Director diversity policy. The Nomination Committee will summarize the nominees before the meeting for consideration by the members of the committee. After receiving the nomination proposal and the candidate’s personal data, the Nomination Committee evaluates the candidate based on the above criteria to determine whether the candidate is eligible to serve as a Director.

The Board diversity policy of the Company specifies our position in upholding the diversity of the Board, and the approaches adopted by us to achieve such diversity. We acknowledged and appreciated the benefits brought from diversity of the Board, and regards the diversity of the Board as a critical factor in achieving our strategic goals, maintaining our competitive strengths and achieving our sustainable development. We considered the diversity of the Board from various aspects, including talents, skills, industry experience, cultural and education background, gender, age and other factors, when deciding the composition of the Board. All appointments of Directors shall be decided after taking into consideration of talents, skills and experience required for the overall operation of the Board.

At present, the Company’s male Directors accounted for 90.9% and female Directors accounted for 9.1%. The nationalities of the Company’s Directors include PRC, Hong Kong, the United States, Japan and the United Kingdom. Directors aged between 51 and 60 years old accounted for 63.6%, aged between 61 and 70 years old accounted for 27.3%, aged between 71 and 80 years old 9.1%. 36.3% of the Directors of the company have a professional background in petrochemical industry, 27.3% of Directors have economic background, 9.1% of Directors have financial industry background, 18.2% of Directors have financial professional background, and 9.1% of Directors have legal professional background.

The Nomination Committee convened two meetings during the reporting period:

On March 19, 2019, the Nomination Committee met to review the Report on the Review and Appraisal of Performance of the Board of Directors of the Company in 2018, the Proposal for the Formulation of the Directors’ Nomination Policy, the Proposal for the Election of Directors of the Company and the Proposal for the Appointment of the President of the Company, and passed the relevant resolutions.

On June 13, 2019, the Nomination Committee met to consider the Proposal for the Election of the Vice Chairman of the Company and the Proposal for Adjusting the Composition of the Committees of the Company and passed the relevant resolutions thereon.

All members of the Nomination Committee attended all the meetings of the committee.

(9) Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, with Mr. Lin Boqiang as the chairman, Mr. Zhang Biyi as a member, and a non-executive Director, Mr. Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

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CORPORATE GOVERNANCE

 The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held six meetings:

On March 20, 2019, the Audit Committee met to review the Annual Financial Report of the Company for 2018, the Profit Distribution Proposal for 2018, the Report on the Company’s Continuing Connected Transactions in 2018, the Report on Internal Controls of the Company in 2018, the Report on Audit Work of the Company in 2018, the Report of KPMG Addressed to the Audit Committee, the Proposal for Appointing the Domestic and Overseas Accounting Firms

of the Company for 2019 and passed resolutions thereon.

On April 29, 2019, the Audit Committee convened a meeting by way of written circular to review the First Quarterly Report of the Company for 2019, and passed resolutions thereon.

On June 13, 2019, the Audit Committee convened a meeting by way of written circular to review the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 28, 2019, the Audit Committee met to review the Interim Financial Report of the Company for 2019, the Interim Profit Distribution Proposal of the Company for 2019, the Interim Report on the Continuing Connected Transactions of the Company in 2019, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2019 and passed resolutions thereon.

On October 30, 2019, the Audit Committee convened a meeting by way of written circular to review the Third Quarterly Report of the Company in 2019 and passed a resolution thereon.

On December 12, 2019, the Audit Committee met to review the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

All the resolutions or opinions on reviewing and considering were submitted to the Board and, if applicable, put into action. All members of the Audit Committee attended all the meetings of the committee.

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CORPORATE GOVERNANCE

(10) Examination and Remuneration Committee

The Examination and Remuneration Committee of the Company consists of three Directors, including two independent non-executive Directors, with Ms. Elsie Leung Oi-sie as the chairman of the committee, and Mr. Liu Yuezhen and Mr. Tokuchi Tatsuhito as members.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organizing the performance assessment on the President and reporting to the Board, and monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for reform and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorised by the Board.

On March 20, 2019, the Examination and Remuneration Committee met to review the Report on Assessment of the Results of Operations by the President’s Work Team for 2018 and the Formulation of President’s Performance Contract for 2019 and passed resolutions thereon. All members of the Examination and Remuneration Committee attended all the meetings of the committee.

(11) Investment and Development Committee

The Investment and Development Committee of the Company consists of three Directors, with Mr. Li Fanrong as the chairman of the committee, and Mr. Duan Liangwei and Mr. Henry Simon as members.

The main duties and responsibilities of the Investment and Development Committee are: conducting research on the Company’s long-term development strategy proposed by the President and making recommendations to the Board; conducting research on the annual investment plan and adjustment of investment plan proposed by the President, and making recommendations to the Board; reviewing feasibility study report and pre-feasibility study report of the major investment and financing plan, major capital operation, asset management project that require the decision of the Board, and making recommendations to the Board; conducting research and making recommendations on other major issues affecting the Company’s development; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board.

On December 11, 2019, the Investment and Development Committee convened a meeting by way of written circular, at which the committee reviewed the Business Development and Investment Plan of the Company for 2019 and passed a resolution thereon. All members of the Investment and Development Committee attended all the meetings of the committee.

(12) Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Company consists of three Directors, with Mr. Duan Liangwei as the chairman of the committee, Mr. Lv Bo and Mr. Jiao Fangzheng as the members.

The main duties and responsibilities of the Health, Safety and Environment Committee are: supervising the effective implementation of the Company’s health, safety and environmental protection program (“HSE plan”); making recommendations to the Board or the President on

064	PETROCHINA COMPANY LIMITED

CORPORATE GOVERNANCE

major decisions or major issues affecting the Company’s health, safety and environmental protection; questioning the Company’s production operations, property assets, employees or other facilities for major accidents and responsibilities, and inspecting and supervising the handling of such accidents; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board.

On March 19, 2019, the Health, Safety and Environment Committee convened its committee meeting, at which the Health, Safety and Environmental Protection Report of the Company for 2018 was reviewed and a resolution was passed thereon. All members of the Health, Safety and Environment Committee attended all the meetings of the committee.

(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises nine members, including five Supervisors representing shareholders (including one Chairman of the Supervisory Committee) and four Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercises the following functions according to law: to review and propose written review opinion on the regular reports of the Company drafted by the Board; to review the financials of the Company; to supervise the conducts of the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the

Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plans to be proposed by the Board to the shareholders’ general meeting, and, if there is any doubt, appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to convene and chair shareholders’ general meetings when the Board fails to perform its duty under the Company Law to convene and chair shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding their performance together with the Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and their audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted four meetings, including two on-site meetings and two meetings by circulation of written notice, conducted review of the 2018 Annual Report, the First Quarterly Report, Interim Report, and the Third Quarterly Report of 2019 of the Company; attended four Board meetings, issued five opinions of the Supervisory Committee; attended the shareholders’ general meetings once and proposed two proposals to the shareholders’ general meetings.

The Supervisory Committee of the Company discharged its duties diligently in accordance with the Articles of Association, including convening Supervisory Committee meetings, attending all Board meetings and persistently reporting their work to the shareholders’ general

2019 ANNUAL REPORT	065

CORPORATE GOVERNANCE

meeting, submitting the Supervisory Committee Report and related proposals. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15)  Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to prepare the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants” in this annual report.

(18) Risk Management and Internal Control

For information relating to the risk management and internal control of the Company, please refer to the sections of the Improvement of Corporate Governance Improvement of Internal Control System.

(19) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1.	From our main web page, click “Investor Relations”;

2.	Next, click “Corporate Governance Structure”;

3.	Finally, click on the information you are looking for.

The Board will review such rules in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

066	PETROCHINA COMPANY LIMITED

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

SHAREHOLDERS’ RIGHTS AND
SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board to convene an extraordinary general meeting or class meeting in writing. The Board shall, within ten days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon passing the Board resolution, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within ten days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

 If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting proposals to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional proposal(s) in writing to the convenor ten days prior to the general meeting. The convenor shall, within two days upon receipt of the proposal(s), serve a supplemental notice of general meeting, announcing the contents of such provisional proposals. The contents of any such proposals shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

2019 ANNUAL REPORT	067

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

Should any shareholder wish to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the “Investors Relations” section of the Company’s website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the “Investors Relations” section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by the Chairman, Vice Chairman, President and Independent Directors or intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors’ Relations Department of the Company. Shareholders may also make more frequent use of the mailbox of the Secretary to the Board on the website of the Company. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convened one shareholders’ general meeting pursuant to its Articles of Association.

 The annual general meeting for 2018 was held on June 13, 2019 at V-Continent Wuzhou Hotel. Eight ordinary resolutions were approved at the meeting by more than half of the affirmative votes, which covered the Report of Board of Directors of the Company for the year 2018, Report of the Supervisory Committee of the Company for the year 2018, Financial Report of the Company for the year 2018, the Profit Distribution Proposal for the year 2018, resolution of Authorisation to the Board of Directors to decide on 2019 Interim Profit Distribution Plan, Resolution of Employment of Domestic and International Accounting Firms of the Company for the year 2019, Authorisation to the Board of Directors to Decide on Their Remuneration, Resolution on Guarantee Matters of the Company for the year 2019 and Resolution on the Election of Directors of the Company. Two special resolutions were approved at the meeting by more than two thirds of the affirmative votes, which were the Resolution on Granting General Mandate to the Board of Directors in Relation to Issue Shares and Resolution on Granting General Mandate to the Board of Directors in Relation to the Issue of Bonds. None of the independent Directors of the Company raised any oppositions at the shareholders’ general meeting.

Pleases refer to the announcements published by the Company on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 13, 2019, for resolutions passed at the annual general meeting and details.

068	PETROCHINA COMPANY LIMITED

DIRECTORS’ REPORT

DIRECTORS’ REPORT

The Board of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Review”, “Discussion and Analysis of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

2019 ANNUAL REPORT	069

DIRECTORS’ REPORT

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change in recent years. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled

070	PETROCHINA COMPANY LIMITED

DIRECTORS’ REPORT

the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events (such as the recent outbreak of COVID-19) may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2019, the Group had no material contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Company has complied with laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return
Northern part of China-Russia East-route Natural Gas Pipeline	12,723	9,200	Completion of the construction of and commissioning of the part between Heihe and Changling	Evaluations show that the projects meet the Company’s return benchmarks. As it is currently under the trial production phase, the actual efficiency generated from this project is still subject to verification.

2019 ANNUAL REPORT	071

dIrectors’ report

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board convened four on-site Board meetings and two extraordinary Board meetings by way of written circular, and passed 26 resolutions. The specific information is set out as below:

No.	Title	Date	Method
1	First meeting of the board of directors for 2019	March 20, 2019	By attending physical meeting
2	Second meeting of the board of directors for 2019	April 29, 2019	By circulation
3	Third meeting of the board of directors for 2019	June13, 2019	By attending physical meeting
4	Fourth meeting of the board of directors for 2019	August 28, 2019	By attending physical meeting
5	Fifth meeting of the board of directors for 2019	October 30, 2019	By circulation
6	Sixth meeting of the board of directors for 2019	December 12, 2019	By attending physical meeting

For specific information on meetings and the relevant resolutions of the Board meetings, please refer to the announcements uploaded on the websites of HKSE and Shanghai Stock Exchange after each Board meeting.

(2) Composition of the Current Board and attendance rate of the Board Meetings in 2019

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Dai Houliang	-	-	-
Vice Chairman	Li Fanrong	-	-	-
Non-executive Director	Liu Yuezhen	6	5	1
Non-executive Director	Lv Bo	-	-	-
Non-executive Director	Jiao Fangzheng	4	3	1
Executive Director and President	Duan Liangwei	6	4	2
Independent non-executive Director	Lin Boqiang	6	6	0
Independent non-executive Director	Zhang Biyi	6	6	0
Independent non-executive Director	Elsie Leung Oi-sie	6	4	2
Independent non-executive Director	Tokuchi Tatsuhito	6	6	0
Independent non-executive Director	Simon Henry	6	5	1

Note: On March 25, 2020, Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were elected as Directors of the Company, respectively.

072	PETROCHINA COMPANY LIMITED

dIrectors’ report

(3) Attendance of the Current Directors at General Meetings for the Year 2019

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Dai Houliang	-	-
Vice Chairman	Li Fanrong	-	-
Non-executive Director	Liu Yuezhen	1	1
Non-executive Director	Lv Bo	-	-
Non-executive Director	Jiao Fangzheng	0	0
Executive Director and President	Duan Liangwei	1	1
Independent non-executive Director	Lin Boqiang	1	1
Independent non-executive Director	Zhang Biyi	1	1
Independent non-executive Director	Elsie Leung Oi-sie	1	0
Independent non-executive Director	Tokuchi Tatsuhito	1	1
Independent non-executive Director	Simon Henry	1	1

Note: On March 25, 2020, Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were elected as Directors of the Company, respectively.

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

During the reporting period, for the convening and attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, Safety and Environment Committee of the Company, reference can be made to the relevant parts under the Corporate Governance Section of this annual report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators” of this annual report.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2019 are set out in Note 29 to the financial statements prepared in accordance with IFRS in this annual report.

2019 ANNUAL REPORT	073

dIrectors’ report

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2019 was RMB1,162 million.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

There was no substantial land value appreciation tax payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2019 are set out in Note 31 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2019, the reserves of the Company that can be distributed as dividends were RMB590,727 million.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 27% of the Group’s total purchase in 2019, among which the purchase attributable to the largest supplier of the Group accounted for approximately 19% of Group’s total purchase. The aggregate revenue derived from the major customers is set out in Note 37 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 12% of the Group’s total sales.

During the reporting period, all the five largest suppliers and the five largest customers of the Company, except for CNPC, are our independent third parties.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Group, nor did it repurchase or redeem any of the securities of the Group during the twelve months ended December 31, 2019.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2019, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

074	PETROCHINA COMPANY LIMITED

dIrectors’ report

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the last practicable date prior to the publication of this annual report.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality- oriented, People-oriented”, and strictly abided by the PRC Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the ecological environment authorities. Public information disclosure regarding the ecological environment has been made by these companies as per relevant regulations of Ministry of Ecology Environment of the People’s Republic of China and the requirements of the local ecological environment authorities on the websites of the local ecological environment bureaus or other websites designated by them. Please refer to such websites for details of the disclosures. The Company proactively engaged in the social charity. In 2019, the total amount of the Company’s donations in fellowship and disaster relief was RMB48.26 million. Details of the performance of social responsibilities by the Company are set forth in the 2019 Environmental, Social and Governance Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

In 2019, the supply and demand of domestic natural gas are basically balanced, which effectively alleviated the seasonal supply shortage . As required by the State, the Company coordinated the domestic and overseas resources, fully ensured the stable supply of natural gas used for residential purpose, and actively fulfilled our social responsibilities.

20. Poverty Alleviation

In 2019, the Company attaches great importance to poverty alleviation, and adhere to the principle of precision, focus on exploration and innovation, and make our contribution to assist the State to win the battle against poverty. In 2019, the Company spent a total amount of RMB229.69 million on poverty alleviation, used in the programs of targeted poverty alleviation and donations to poverty-stricken areas, which achieved a good social effect.

The Company implemented targeted poverty alleviation and counterpart support measures for seven provinces and 13 districts and counties nationwide under which counties enjoying targeted poverty alleviation measures included Chabuchar county, Nileke county, Toli county, Qinghe county, Jeminay county and Balikun county in Xinjiang, and Xishui county in Guizhou, Hengfeng county in Jiangxi, and also Fan county and Taiqian county in Henan. Districts receiving counterpart support were Mangya city in Qinghai, Shuanghu county in Tibet, Xinjiang Autonomous Region and Kaizhou district in Chongqing. With eight counties enjoying targeted poverty alleviation measures were out of poverty as at the end of 2019, two counties in Henan, both of which were classified as the State-level deep poverty-stricken counties, were scheduled to be removed from the poverty county list in early 2020.

2019 ANNUAL REPORT	075

dIrectors’ report

In 2019, the Company injected more than RMB108 million for use as targeted poverty alleviation fund, representing an amount of over RMB10 million for each county on average, or a growth of 73% over 2018. At the same time, RMB9.62 million was injected into poverty support fund, representing a growth of 47% over 2018. Particularly, in terms of industry-oriented poverty alleviation measures, the Company injected an aggregate amount of RMB83 million into the poverty alleviation fund to aid the poverty alleviation projects, such as setting up tourist camps with ethnic features, food processing plants, poverty alleviation markets, rural homestay, photovoltaic power generation bases and fig plantation bases, to facilitate employment and also increase income among the poor, to strengthen the collective economy and to effectively enhance and bolster the effects of poverty alleviation measures.

In 2020, the Company will further develop the advantages of resources and market, strive to communicate and coordinate with recipients, continue to improve project accuracy, and drive the poor to steadily alleviate poverty, and continue to make our contribution to win the fight against poverty.

21. Technological Innovation

In adherence to the business development approach of “business-driven, independent innovation, enhanced incentives and open for sharing”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on organization of research efforts, technological breakthroughs, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the development of the primary operations of the Company.

At the end of 2019, the Group has 39,377 research and development personnel, accounting for 8.55% of the total number of employees of the Group, which remains stable as compared with the end of last year. In 2019, the Group invested RMB21,410 million in research and development, which represents an increase of 1.7% as compared with last year, and represents 0.9% of the operating income of the Group. The ratio of research and development input capitalization was 26.8%. The Group obtained 2,717 Chinese patents and won one prize in the State’s Scientific and Technological Progress Award. As at December 31, 2019, the Group owned a total of approximately 18,363 patents obtained in China and overseas.

By Order of the Board
Dai Houliang
Chairman
Beijing, the PRC
March 26, 2020

076	PETROCHINA COMPANY LIMITED

Xu Wenrong Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2019, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee held four meetings during the reporting period.

On March 19, 2019, the first meeting of the Supervisory Committee of the Company in 2019 was convened in Beijing and chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At this meeting, 8 proposals, including the Review Opinion of the Supervisory Committee on Financial Report of 2018, the Review Opinion of the Supervisory Committee on the Draft Profit Distribution Plan of 2018, the Opinion of the Supervisory Committee on Assessment of the Results of Operations by the President’s Work Team for 2018, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2019, the Supervisory

2019 ANNUAL REPORT	077

report of the SuperViSory Committee

Committee’s Report for 2018, the Supervisory Committee’s Work Summary for 2018 and Working Plan for 2019, the Sustainable Development Report of the Company for 2018 and the Annual Report and Annual Results Announcement of the Company for 2018, were reviewed and approved.

On April 28, 2019, the second meeting of the Supervisory Committee of the Company in 2019 was convened by way of written resolution. The First Quarterly Report of 2019 was reviewed and approved at the meeting.

On August 27, 2019, the third meeting of the Supervisory Committee of the Company in 2019 was convened in Beijing and chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At the meeting, 3 proposals, including the Review Opinion of the Supervisory Committee on the Interim Financial Report of 2019, the Review Opinion of the Supervisory Committee on the Interim Profit Distribution Plan of 2019 and the the Review Opinion of the Supervisory Committee on the Interim Report and Interim Results Announcement of 2019, were reviewed and approved.

On October 30, 2019, the forth meeting of the Supervisory Committee of the Company in 2019 convened by way of written resolution. The Third Quarterly Report of 2019 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

In 2019, the Supervisory Committee attended one shareholders’ general meeting. It was the annual general meeting for 2018 of the Company held on June 13, 2019, at which the Supervisory Committee submitted the Supervisory Committee’s Report for 2018 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company and Authorisation to the Board

on determining their remuneration for 2019. Both of the proposals were reviewed and approved by the shareholders’ general meeting.

The Supervisory Committee attended 4 meetings of the Board of Directors as a non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2018 and the Interim Report of 2019 and their summaries, profit distribution, 2020 budget, investment plan, and other relevant proposals. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee organized its members to make inspection tour for three times, including (i) special tour on the reform of three systems of Liaohe Oilfield Branch and Fushun Petrochemical Branch; (ii) special tour on the governance of enterprisers under deficit of Jilin Oilfield Branch and Jilin Sales Branch; and (iii) special tour on the compliance management of West Africa Branch. Inspection reports were completed after the tour, and rectification measures for relevant findings are closely followed up.

Further, the Supervisory Committee also strengthened and enhanced professional skills of its members by means of carrying out internal training sessions, participating in special survey activities organized by China Association for Public Companies, peer communciation and special training courses for directors and supervisors organized by CSRC Beijing Bureau and China Association for Public Companies.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believes that in 2019, the Company actively responded to various risks and challenges, conscientiously implemented resolutions of shareholders’

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general meetings and Board meeting, adhered to the principle of prudent development, focused on improving development quality and efficiency, and strengthened management and control of major risks, with domestic oil and gas exploration and production continuing to grow, the effect of reduction in refined oil output and increase in chemicals output in the oil refining and chemicals section being obvious, the solution of securing room for maneuver, expanding markets and reducing inventory playing a positive role in sales of refined oil, sales of natural gas sales continuing to optimize, contributions from overseas business continuing to expand, the effect of high quality development being obvious, and the Company’s operating results meeting expectations.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2019, the Company conscientiously complied with the provisions of the relevant laws and regulations of China and places of listing and carried out its activities accordingly. The convening procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and Board meetings were legally valid and decisions made during the meetings were also well implemented.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2019, the Company vigorously implemented the project of broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, and made great efforts to solidify organization of production and operation, achieving steady growth in oil and gas integrated barrel equivalents, crude oil processing volume, refined oil sales volume and revenue; continuous growing of asset scale and equity scales, decreasing of financing cost ratio year-on-year, and achieving overall financial health.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen LLP and KPMG give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures. No non-compliance (including harm to the interests of the shareholders) has been noted.

(4) Opinion of the Supervisory

The Company conscientiously performed the regulatory requirements of the places of listing regarding connected transactions. Such connected transactions were conducted in a regularized manner. All transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

In 2019, in accordance with requirements and arrangements of the Board of Directors, the Company adhered to the focus of “standardizing processes, eliminating blind spots, and effective operation”, improved the internal control system, continued to promote process optimization, increased supervision and evaluation efforts, and scientifically decided on the scope of management testing when carrying out its internal control work, with significant exceptional matters being effectively rectified and no material defect being found in the internal controls.

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report of the SuperViSory Committee

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee conscientiously performed it duties and obligations, supervised the performance of duties by the financial and senior management personnel and connected transactions in accordance with the law and found no non-compliance issues.

(7) Opinion of the Supervisory Committee on the Company’s Environmental, Social and Governance

In 2019, the Company adhered to the development concepts of innovation, coordination, greenness, openness, and sharing, performed social responsibilities, improved corporate governance, took the mission of providing high-quality energy, vigorously promoted green development and transformation, and strengthened new momentum for development, with continuous expanding of areas of international oil and gas cooperation, continuous enhancing capacity of clean energy supply, continuous promoting of balanced and inclusive development, and the foundation for sustainable development being further solidified. The Supervisory Committee agrees with the Environmental, Social and Governance Report of the Company.

In 2020, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with the Company Law, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Xu Wenrong
Chairman of the Supervisory Committee
Beijing, the PRC

March 26, 2020

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1.	Information on the Directors, Supervisors and Senior Management

(1)	Directors

Information on the current Directors is set out below:

					Remuneration before tax received from the Company in 2019 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
Name	Gender	Age	Position	Term			As at December 31, 2018	As at December 31, 2019
Dai Houliang	M	56	Chairman	2020.03-2023.03	-	No	0	0
Li Fanrong	M	56	Vice Chairman	2020.03-2023.03	-	No	0	0
Liu Yuezhen	M	58	Non-executive Director	2014.05-2020.06	-	Yes	0	0
Lv Bo	M	57	Non-executive Director	2020.03-2023.03	-	Yes	0	0
Jiao Fangzheng	M	57	Non-executive Director	2019.06-2022.06	-	Yes	0	0
Duan Liangwei	M	52	Executive Director and President	2017.06-2020.06	-	Yes	0	0
Lin Boqiang	M	62	Independent non-executive Director	2014.05-2020.06	386	No	0	0
Zhang Biyi	M	66	Independent non-executive Director	2014.10-2020.06	386	No	0	0
Elsie Leung Oi-sie	F	80	Independent non-executive Director	2017.06-2020.06	319	No	0	0
Tokuchi Tatsuhito	M	67	Independent non-executive Director	2017.06-2020.06	351	No	0	0
Simon Henry	M	58	Independent non-executive Director	2017.06-2020.06	340	No	0	0

Note: Mr. Dai Houliang has served as Chairman and Secretary of the Party committee of CNPC from January 2020 and Mr. Li Fanrong served as Director, President and Deputy Secretary of Party committee from February 2020. Therefore their remunerations for 2019 were paid by original organs.

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Brief Biography of Directors:

Dai Houliang, aged 56, is the Chairman of the Company, concurrently serving as the Party Secretary and Chairman of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree and is an alternate member of the 19th Central Committee of the Communist Party of China. He is an academician of the Chinese Academy of Engineering and has substantial working experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as vice president of Yangzi Petrochemical Corporation, and served as director and vice president of Yangzi Petrochemical Co., Ltd. in April 1998. From July 2002, he became vice chairman, president and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., and director of Yangzi Petrochemical Corporation. In December 2003, he served as the chairman, president and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd. and concurrently as chairman of Yangzi Petrochemical Corporation, and from November 2004, concurrently as chairman of BASF-YPC Company Limited. From September 2005, he served as deputy chief financial officer of China Petroleum & Chemical Corporation (“Sinopec Corp.”), vice president and deputy chief financial officer of Sinopec Corp. in November 2005, and as director, senior vice president and chief financial officer of Sinopec Corp from May 2006. In June 2008, he was appointed as a member of the Party committee of China Petrochemical Corporation (“Sinopec Group”). From May 2016, he served as the president, director and the deputy Party secretary of Sinopec Group, and concurrently as vice chairman and the president of Sinopec Corp. in August 2016, concurrently as the chairman and the president of Sinopec Corp. from May 2018. In July 2018, he served as the Chairman and the Party secretary of Sinopec Group. Mr. Dai was appointed as the Chairman and the Party Secretary of CNPC in January 2020. Since March 2020, he has been appointed as a Director, and also concurrently serving as Chairman of the Company.

Li Fanrong, aged 56, is the Vice Chairman of the Company, concurrently serving as a Director, President and

Deputy Secretary of the Party committee of CNPC. He is a professor-level senior engineer with a master’s degree and has substantial working experience in China’s oil and gas industry. He served as vice president of CNOOC China Limited– Shenzhen Branch in January 2002 and general manager of the Development & Production Department of CNOOC Limited in November 2005. He worked as secretary of the Party committee and president of CNOOC China Limited– Shenzhen Branch in February 2007. He held positions of assistant president and a member of Management Committee in China National Offshore Oil Corporation (“CNOOC”) and president in CNOOC Energy Technology & Services Limited from January 2009. He served concurrently as chairman of CNOOC Infrastructure Management Co., Ltd. in January 2010. He was appointed as a member of the Party committee and Vice President of CNOOC in April 2010. He served concurrently as president of CNOOC Limited and chairman of CNOOC Southeast Asia Limited in September 2010, CEO and president of CNOOC Limited from November 2011, chairman of Nexen Energy ULC in February 2013, and chairman of CNOOC International Limited in May 2015. He worked as a member of the Party committee and deputy director of National Energy Administration from May 2016. Mr. Li has been serving as a Director, President and Deputy Secretary of the Party committee of CNPC since February 2020. Since March 2020, he has been appointed as a Director, and also concurrently serving as Vice Chairman of the Company.

Liu Yuezhen, aged 58, is a Director of the Company and a member of the Party committee and Chief Accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree and has substantial working experience in finance and accounting field. He served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation from March 1996, the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute from February 2000, the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003, the chief accountant of CASIC (Group) Company from November 2006, and a

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member of the Party committee and chief accountant of CASIC (Group) Company from December 2007. He has served as a member of the Party committee and Chief Accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Lv Bo, aged 57, is a Director of the Company and member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has substantial working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He served as the assistant president of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Secretary of the subordinate Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and vice president of CNOOC, and from December 2012, concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015, concurrently as the president of CNOOC Party School, and from December 2016, concurrently as the chairman of Offshore Oil Engineering Co., Ltd. and China Oilfield Services Limited. Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019. Since March 2020, he has been appointed as a Director of the Company.

Jiao Fangzheng, aged 57, is a Director of the Company and member of the Party committee and Vice President of CNPC. Mr. Jiao is a professor level senior engineer with a doctorate degree and has substantial working experience in China’s petroleum and petrochemical industry. In January 1999, he was appointed as chief geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. In February 2000, he was appointed as vice president and chief geologist of Sinopec Zhongyuan Oilfield Company. In July 2000, he was appointed as deputy director general and member of the Party committee of Sinopec Petroleum Exploration & Development Research Institute. In March 2001, he was appointed as deputy director general of Sinopec Oilfield Exploration & Production Department. In June 2004, he was appointed as director general and deputy secretary to the Party Committee of Northwest Petroleum Bureau of China Petrochemical Corporation, and president of Sinopec Northwest Branch Company. In October 2006, he was appointed as vice president of Sinopec Corp. In July 2010, he concurrently served as the director general of Sinopec Exploration & Production Department. In July 2014, he was appointed as member of the Leading Party Member Group and vice president of China Petrochemical Corporation. In September 2014, he concurrently served as chairman of the board of directors of Sinopec Oilfield Service Corporation. In May 2015, he concurrently elected as director and senior vice president of Sinopec Corp. In June 2018, he served as a member of the Party committee and Vice President of CNPC. In June 2019, he was appointed as Director of the Company.

Duan Liangwei, aged 52, is a Director and President of the Company and serves concurrently as a member of the Party committee, Vice President and Safety Director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and petrochemical industry. Mr. Duan worked as the deputy general manager, safety director and member of the Party committee of Jilin Petrochemical Branch from February 2006, concurrently as the secretary of the Party committee and general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010, the general manager and deputy secretary of the Party committee of Dagang Petrochemical Branch from September 2011, the general manager and deputy secretary of the Party committee of Dalian Petrochemical Branch, the manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013, the Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company from June 2017. He served as a member of the Party committee of CNPC from September 2019.He has been appointed as the President of the Company since March 2020.

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DIRECTORS, SUPERVISOR, SENIOR MANAGEMENT AND EMPLOYEES

Lin Boqiang, aged 62, is an independent non-executive Director of the Company. He has a Ph.D. in economics from the University of California, the United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the “Changjiang Scholar” distinguished professor of the Management Department of Xiamen University, dean of China Institute for Studies in Energy Policy, director and doctoral supervisor of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy. Mr. Lin is currently a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the NDRC, distinguished economic analyst of the Xinhua News Agency, special observer of China National Radio, a vice chairman of China Energy Society, an executive member of the Energy Leadership Committee of the World Economic Forum in Davos. Mr. Lin has been appointed as an independent non-executive Director of the Company from May 2014.

Zhang Biyi, aged 66, is an independent non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China State Shipbuilding Corporation Limited in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed as an independent non-executive Director of the Company since October 2014.

Elsie Leung Oi-sie, aged 80, is an independent non-executive Director of the Company, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power

Holdings Co., Ltd.. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company from June 2017.

Tokuchi Tatsuhito, aged 67, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd.. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company from June 2017.

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DIRECTORS, SUPERVISOR, SENIOR MANAGEMENT AND EMPLOYEES

Simon Henry, aged 58, is an independent non-executive Director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as executive director of the board and chief finance officer of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc. He also now serves as a member of the Defense Council for the UK Government. Mr. Simon Henry was appointed as an independent non-executive Director of the Company from June 2017.

(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration		Number of Shares held
					before tax	Whether	in the Company
					received from	received
					the Company	remuneration	As at	As at
					in 2019	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2018	31, 2019
Xu Wenrong	M	58	Chairman of Supervisory Committee	2017.06- 2020.06	-	Yes	0	0
Zhang Fengshan	M	58	Supervisor	2014.05- 2020.06	-	Yes	0	0
Jiang Lifu	M	56	Supervisor	2014.10- 2020.06	-	Yes	0	0
Lu Yaozhong	M	54	Supervisor	2017.06- 2020.06	-	Yes	0	0
Wang Liang	M	57	Supervisor	2017.10- 2020.06	-	Yes	0	0
Fu Suotang	M	57	Supervisor appointed by employees’ representatives	2017.06- 2020.06	1,155	No	0	0
Li Jiamin	M	56	Supervisor appointed by employees’ representatives	2014.05- 2020.06	978	No	0	0
Liu Xianhua	M	56	Supervisor appointed by employees’ representatives	2016.05- 2019.06	845	No	0	0
Li Wendong	M	55	Supervisor appointed by employees’ representatives	2016.05- 2019.06	1,067	No	0	0

Note: Pursuant to the provisions as provided for in the Articles of Association, supervisors are still required to perform their duties prior to reelection upon expiration of their respective term of office. The Company is in the course of handling the relevant procedures.

2019 ANNUAL REPORT	085

DIRECTORS, SUPERVISOR, SENIOR MANAGEMENT AND EMPLOYEES

Brief Biography of the Supervisors:

Xu Wenrong, aged 58, is the Chairman of the Supervisory Committee of the Company, and concurrently the Deputy Secretary of the Party committee and Vice President of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and gas industry. He worked as the vice director of Petroleum Geophysical Exploration Bureau from November 1997, the director and deputy secretary of the Party committee of Petroleum Geophysical Exploration Bureau from December 1999, the vice chairman, general manager and deputy secretary of the Party committee of Bureau of Geophysical Prospecting INC., China National Petroleum Corporation from December 2002, the Assistant to the President of CNPC from January 2004, concurrently as the director of the Development & Research Department of CNPC from September 2005, concurrently as the chairman of China National Logging Corporation from June 2006, the member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from May 2011, the director of China COSCO Shipping Corporation Limited from October 2011, concurrently the principal of the Party school of China COSCO Shipping Corporation Limited from December 2011, concurrently the president of the trade union of China COSCO Shipping Corporation Limited from January 2012, concurrently the dean of the Management Institute of China COSCO Shipping Corporation Limited from May 2013, the deputy general manager, member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from February 2014, Vice President and a member of the Party committee of CNPC from January 2016, a Director of the Company from May 2016, and the Deputy Secretary of the Party committee and Vice President of CNPC from November 2016. Mr. Xu was appointed as a Supervisor and Chairman of the Supervisory Committee of the Company from June 2017.

Zhang Fengshan, aged 58, is a Supervisor and concurrently the Safety Director and General Manager of

Quality, Safety and Environment Department of the Company, and the Deputy Safety Director, General Manager of Quality, Safety and Environment Department and Director of Safety, Environment Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and deputy secretary of the Party committee of Liaohe Petroleum Exploration Bureau from August 2004, general manager and deputy secretary of the Party committee of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the General Manager of Safety, Environment and Energy Conservation Department of the Company and the General Manager of Safety, Environment and Energy Conservation Department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the Safety Director of the Company and Deputy Safety Director of CNPC. From December 2015, Mr. Zhang was appointed as the Director of Safety, Environment Supervision Center of CNPC concurrently. From December 2016, he has concurrently been serving as the General Manager of the Quality, Safety and Environmental Department of the Company and the General Manager of the Quality, Safety and Environmental Department of CNPC.

Jiang Lifu, aged 56, is a Supervisor of the Company, and concurrently the General Manager of the Reform and Corporate Management Department of the Company and the General Manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has rich working experience in China’s oil and gas industry. He had worked as Deputy General Manager of Capital Operation Department of the Company since August 2003, Deputy Director of the Planning Department of CNPC from May 2005, Deputy General Manager of the Planning Department of the Company from June 2007 and concurrently Deputy Director of the Planning Department of

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CNPC. He has been the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed as the General Manager of the Reform and Corporate Management Department of the Company and concurrently the General Manager of the Reform and Corporate Management Department of CNPC.

Lu Yaozhong, aged 54, is a Supervisor of the Company, and concurrently the General Manager of Capital Operation Department of the Company, and the General Manager of Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the General Manager of the Capital Operation Department of the Company, and concurrently the General Manager of the Capital Operation Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

Wang Liang, aged 57, is a Supervisor of the Company and concurrently the General Manager of Audit Department of the Company and the General Manager of Audit Department, Director and Deputy Secretary of the Party committee of Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has rich working experience in China’s oil and gas industry. He had worked as a director, chief accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd. from January 2005, a member of the Party committee and deputy director of Liaoning Provincial

Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the chief accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the Party committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and deputy secretary of the Party committee of Kunlun Trust Co., Ltd. from March 2014, the chairman, secretary of the Party committee, secretary of the disciplinary committee and president of the trade union of CNPC Assets Management Co., Ltd. from July 2014, the secretary of the Party committee, secretary of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the General Manager of Audit Department of the Company and concurrently the General Manager of Audit Department, Director and Secretary of the Party committee of Audit Service Center of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017. From November 2017, he served as the General Manager of the Audit Department of the Company, and concurrently the General Manager of the Audit Department, Director and Deputy Secretary of the Party committee of the Audit Service Center of CNPC.

Fu Suotang, aged 57, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the Party secretariat and general manager of the Company’s Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd. Mr. Fu is a professor-level senior engineer and holds a doctorate degree, with rich working experience in China’s oil and natural gas industry. Mr. Fu acted as the chief geologist and member of the Party committee of Qinghai Oilfield Branch from April 2007, the general manager and vice Party secretariat of Qinghai Oilfield Branch and concurrently the director of Qinghai Petroleum Administration Bureau from April 2014, the general manager and vice Party secretariat of Changqing Oilfield Branch and concurrently the director of Changqing Petroleum Exploration Bureau from April 2017. In June 2017, he was appointed as

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a Supervisor representing employees of the Company. From April 2018, he served as the Party secretariat and general manager of Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd.

Li Jiamin, aged 56, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the Party secretariat and general manager of PetroChina Lanzhou Petrochemical Corporation and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer and member of the Party committee of Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager and vice Party secretariat of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed as a Supervisor representing employees of the Company in May 2014. From November 2017, he served as the Party secretariat and general manager of PetroChina Lanzhou Petrochemical Corporation and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd.

Liu Xianhua, aged 56, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and the vice Party secretariat of PetroChina Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has rich working experience in China’s oil and petrochemical industry. He served as the general manager and vice Party secretariat of PetroChina

Shandong Sales Branch from May 2005. He served as the general manager and vice Party secretariat of PetroChina North-eastern Sales Branch from March 2012. He has been serving as the general manager and vice Party secretariat of PetroChina Liaoning Sales Branch and the general manager of CNPC Liaoning Petroleum Corporation from December 2015. Mr. Liu was appointed as a Supervisor representing employees of the Company in May 2016. From November 2017, he served as general manager and the vice Party secretariat of PetroChina Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch.

Li Wendong, aged 55, is a Supervisor of the Company appointed by its employees’ representatives and concurrently Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd... Mr. Li is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. From January 2006, he served as the deputy director and member of the Party committee of PetroChina Pipeline Bureau. From August 2011, he served as the Party secretariat, secretariat of the disciplinary committee, president of the trade union and vice general manager of PetroChina West Pipeline Branch. From November 2013, he has been serving as the general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union of PetroChina West Pipeline Branch, and the general manager of PetroChina West Pipeline Sales Branch. From March 2016, he served as the general manager and Party secretariat of PetroChina West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch. He was appointed as a Supervisor representing employees of the Company in May 2016. From April 2018, he served as the Party secretariat and general manager of Beijing Natural Gas Pipeline Co., Ltd. From October 2018, he served as the Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd.

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

(3) Senior Management

Information on current members of the senior management is set out below:

					Remuneration		Number of Shares held
					before tax	Whether	in the Company
					received from	received
					the Company	remuneration	As at	As at
					in 2019	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2018	31, 2019
Sun Longde	M	57	Vice President	2007.06-	1,101	No	0	0
Wu Enlai	M	59	Board Secretary	2013.11-	1,018	No	0	0
Li Luguang	M	57	Vice President	2018.06-	976	No	0	0
Tian Jinghui	M	57	Vice President	2015.11-	974	No	0	0
Chai Shouping	M	58	Chief Financial Officer	2017.01-	1,017	No	0	0
Ling Xiao	M	56	Vice President	2017.12-	981	No	0	0
Yang Jigang	M	56	Vice President	2017.12-	979	No	0	0
Wang Zhongcai	M	60	Vice President	2017.12-	980	No	0	0

Brief Biography of the Senior Management:

Sun Longde, aged 57, is a Vice President of the Company, and concurrently the Party secretariat of Daqing Oilfield, the executive director of Daqing Oilfield Co., Ltd., the executive director and general manager of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He is an academician of the Chinese Academy of Engineering. He has rich working experience in China’s oil and geological industry. He served as the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist and member of the Party committee of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager and member of the Party committee of PetroChina Tarim Oilfield Company from September 1999 and the general manager and Party secretariat of PetroChina Tarim

Oilfield Company from July 2002. Mr. Sun was appointed as a Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr. Sun was appointed as the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC in July 2015. From March 2016, he has concurrently served as the executive director and general manager of Daqing Oilfield Co., Ltd., director of Daqing Petroleum Administration Bureau and vice Party secretariat of Daqing Oilfield. From October 2018, he served as the Party secretariat of Daqing Oilfield, the executive director of Daqing Oilfield Co., Ltd., the executive director and general manager of Daqing Petroleum Administration Bureau Co., Ltd.

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Wu Enlai, aged 59, is the Secretary to the Board of the Company. As a professor-level senior engineer and a master’s degree holder, Mr. Wu has rich working experience in China oil and petrochemical industry. Mr. Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of Capital Operation Department of CNPC from August 2002 and the deputy general manager of CNPC E&D from January 2004. Mr. Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Branch in May 2005, and served as its general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of Directors of the Company in November 2013. From December 2013, Mr. Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd. Since 2014, Mr. Wu was appointed as the vice director of the Council of China Association of Listed Companies. He was qualified as a senior member of Hong Kong Institute of Chartered Secretaries in January 2018.

Li Luguang, aged 57, is a Vice President of the Company, and concurrently the general manager and vice Party secretariat of the Exploration and Production Branch. As a professor-level senior engineer and a doctorate degree holder, Mr. Li has rich working experience in China petroleum industry. He served as the deputy general manager and Party member of Southwest Oil and Gas Field Branch from September 1999, the general manager and vice Party secretariat of Southwest Oil and Gas Field Branch from September 2003, the general manager and Party secretariat of Southwest Oil and Gas Field Branch from November 2005, assistant to the general manager of CNPC from April 2014, concurrently as the general manager and vice secretariat of the Party committee of Tarim Oilfield Branch from October 2016, and the general manager and secretariat of the Party committee of Tarim Oilfield Branch from April 2017, the general manager and vice Party secretariat of Exploration and Production Branch from April 2018 and the vice president of the Company from June 2018.

Tian Jinghui, aged 57, is a Vice President of the Company, and concurrently the Party secretariat and executive director of PetroChina International Co., Ltd., and the Chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist with a master’s degree of business administration. He has rich experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the leader of the Preparatory Group of PetroChina Northwest Sales Company. He worked as the deputy general manager and member of the Party committee of PetroChina Refining & Marketing Branch from December 1999, the deputy general manager, chief safety officer and member of the Party committee of PetroChina Marketing Branch from November 2007. From June 2009, he assumed the position as the Party secretariat and deputy general manager of PetroChina Marketing Branch. From August 2013, he has been the general manager and Party secretariat of PetroChina Marketing Branch. Mr. Tian was appointed as Vice President of the Company in November 2015. From April 2017, Mr. Tian served concurrently as the general manager and vice Party secretariat of PetroChina Marketing Branch, the Party secretariat and executive director of PetroChina International Co., Ltd., and the chairman of China National United Oil Corporation.

Chai Shouping, aged 58, is currently the Chief Financial Officer of the Company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant and member of the Party committee of CNPC E&D (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D, the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the

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Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017.

Ling Xiao, aged 56, is a vice president of the Company and concurrently serves as the Party secretariat of the Natural Gas Sales Branch, the general manager of Natural Gas and Pipeline Branch, the Party secretariat and chairman of PetroChina Pipeline Co., Ltd., and the chairman of Kunlun Energy Co., Ltd. Mr. Ling is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum industry. He worked as the vice director and member of the Party committee of Xinjiang Petroleum Administration Bureau from June 2001, the chairman and general manager of Western Pipeline Co., Ltd. from August 2004, concurrently as the Party secretariat of Western Pipeline Co., Ltd. from January 2005, the general manager and vice Party secretariat of Western Pipeline Branch from March 2009, the general manager and Party secretariat of West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch from November 2013, the Party secretariat and deputy general manager of Natural Gas and Pipeline Branch and concurrently served as the deputy general manager of Natural Gas Sales Branch from March 2016, the Party secretariat and deputy general manager of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), and the general manager and Party secretariat of PetroChina Pipeline Co., Ltd. from September 2016, the general manager and vice Party secretariat of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), the chairman and secretary to the Party committee of PetroChina Pipeline Co., Ltd. and the chairman of Kunlun Energy Co., Ltd. from November 2017. Mr. Ling was appointed as a Vice President of the Company from December 2017. He concurrently served as the Party secretariat of the Natural Gas Sales Branch since October 2018.

Yang Jigang, aged 56, is a vice president of the Company, and concurrently serves as the Party secretariat and general manager of the Refining and Chemical Branch. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s petroleum and petrochemical industry. He worked as the deputy general manager of Lanzhou Chemical Industry Company from August 1997, the chief engineer of CNPC Refining and Chemical Department from November 1998, member of the preparatory committee of Refining and Sales Branch from September 1999, the chief engineer and member of the Party committee of Refining and Sales Branch from December 1999, the deputy general manager, chief engineer and member of the Party committee of Chemical and Sales Branch from August 2000, the general manager and vice Party secretariat of Daqing Petrochemical Branch from May 2005, the Party secretariat and deputy general manager of Refining & Chemical Branch from December 2009, and the Party secretariat and general manager of Refining & Chemical Branch from November 2017. Mr. Yang was appointed as a Vice President of the Company from December 2017.

Wang Zhongcai, aged 60, is the Vice President of the Company, and concurrently serves as the Party secretariat, chairman and president of the trade union of PetroChina International Exploration & Development Company. Mr. Wang is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum industry. He worked as the deputy general manager of CNPC International (Kazakhstan) Co. Ltd. and concurrently the chairman of CNPC International (Aktobean) Oil & Gas Co., Ltd. from March 1999, the standing deputy general manager of CNPC International (Kazakhstan) Co. Ltd. and concurrently the general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from April 2000, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of PetroChina International (Russia) Co., Ltd. from May 2003, concurrently the head of Russia Coordination & Leadership Committee from March 2005, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of CNPC International (Kazakhstan) Co. Ltd. and general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from November 2005, the general manager and Party secretariat of CNPC International (Kazakhstan) Co. Ltd. and head of Kazakhstan Coordination Committee from September 2008,

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the senior deputy general manager and member of the Party committee of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from December 2009, the Party secretariat, senior deputy general manager and president of the trade union of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from April 2014, and the Party secretariat, chairman and president of the trade union of CNPC International Exploration & Development Company from November 2017. Mr. Wang was appointed as a Vice President of the Company from December 2017.

2. Change in Directors, Supervisors and the Senior Management

On March 20 and March 21, 2019, the Company

convened the first meeting of the Board of Directors for 2019, at which the Proposal Regarding the Appointment of the Company’s President was reviewed and approved. Mr. Hou Qijun was appointed as the President of the Company.

On June 13, 2019, the Company convened the 2018 annual general meeting, at which the Proposal Regarding the Election of Directors of the Company was reviewed and approved and Mr. Zhang Wei and Mr. Jiao Fangzheng were accordingly elected as Directors of the Company; and also the third meeting of the Board of Directors for 2019, at which Mr. Zhang Wei was elected as Vice Chairman of the Board of the Company.

On April 15, 2019, Mr. Qin Weizhong resigned from serving as the Director of the Company due to change in work arrangement.

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On December 3, 2019, Mr. Liu Hongbin resigned from serving as the Director of the Company due to change in work arrangement.

On December 9, 2019, Mr. Zhang Wei resigned from serving as the Vice Chairman and Director of the Company due to change in work arrangement.

On December 9, 2019, Mr. Hou Qijun resigned from serving as the Director and President of the Company due to change in work arrangement.

On January 19, 2020, Mr. Wang Yilin resigned from serving as Chairman of the Board and Director of the Company due to age reason.

On March 9, 2020, the Company convened the second meeting of the Board of Directors for 2020, at which Mr. Duan Liangwei was appointed as the President of the Company.

On March 25, 2020, the Company convened the first extraordinary general meeting for 2020 at which Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were elected as Directors of the Company; and also the third meeting of the Board of Directors for 2020, at which Mr. Dai Houliang was elected as the Chairman of the Board of the Company and Mr. Li Fanrong was elected as the Vice Chairman of the Company.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2019, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity related to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the reporting period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

8. Employees of the Group

As at December 31, 2019, the Group had 460,724 employees (excluding 272,006 temporary and seasonal staff) and 225,817 retired staff.

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The number of employees for each of the segment as of December 31, 2019 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	260,220	56.48
Refining and Chemicals	133,735	29.03
Marketing	45,984	9.98
Natural Gas and Pipeline	15,273	3.31
Other*	5,512	1.20
Total	460,724	100.00

* includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2019 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Administration	131,323	28.50
Technology	64,248	13.95
Technical operation	265,153	57.55
Total	460,724	100.00

The education levels of employees as at December 31, 2019 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	18,586	4.03
University	156,583	33.99
Polytechnic college	105,897	22.99
Technical secondary and below	179,658	38.99
Total	460,724	100.00

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 34 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and Senior Management).

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RELEVANT INFORMATION ON CORPORATE BONDS

RELEVANT INFORMATION ON CORPORATE BONDS

1.	Information on Corporate Bonds Issued but Not Yet Due

(1)   All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”) (10-year term and 15-year term), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”) (10-year term), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”), the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), and the 2017 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2017 Corporate Bonds (First Tranche)”), the details of which are set out as below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (10-year term)	12 Petrochina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 Petrochina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 Petrochina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5-year term)	16 Petrochina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (10-year term)	16 Petrochina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (5-year term)	16 Petrochina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

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RELEVANT INFORMATION ON CORPORATE BONDS

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bonds (Second Tranche) (10-year term)	16 Petrochina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (5-year term)	16 Petrochina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10-year term)	16 Petrochina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2017 Corporate Bonds (First Tranche)	17 Petrochina 01	143255.SH	August 18, 2017	August 18, 2020	20	4.30	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors in accordance with laws and regulations

(3) Payment of interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 22, 2019 in an amount of RMB198.8 million.

The interests of 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 15, 2019 in an amount of RMB195.2 million.

The interests of 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017. Its payment date within the current reporting period was January 19, 2019 (non-trading day, the actual payment occurred on January 21, 2019) in an amount of RMB431.14 million.

The interests of 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017. Its payment date within the current reporting period was March 3, 2019 (non-trading day, the actual payment occurred on March 4, 2019) in an amount of RMB485.15 million.

The interests of 2016 Corporate Bonds (Third Tranche) for 2016 formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017. Its payment date

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RELEVANT INFORMATION ON CORPORATE BONDS

within the current reporting period was March 24, 2019 (non-trading day, the actual payment occurred on March 25, 2019) in an amount of RMB364.6 million.

The interests of 2017 Corporate Bonds (First Tranche) for 2017 formally started to accrue on August 18, 2017, and its first payment date was August 18, 2018. Its payment date within the current reporting period was August 18, 2019 (non-trading day, the actual payment occurred on August 19, 2019) in an amount of RMB86 million.

2.	Relevant Information on the Bond Trustees and the Credit Rating Agency

(1)	Bond Trustees

a.    2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Xue Ying, Zhao Wei, Zhou Weifan and Han Bing

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60836701

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen Gongyan

Contact Persons: Zhou Yihong, Xu Jinjun, Zhang Fan, Yu Junqin

Office Address: 2/Fl., Suite C, International Enterprise Mansion, 35 Jinrong Street, Xicheng District, Beijing

Tel.: 010-66568206 010-83574533

Fax: 010-66568704

c.  2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Guo Yan, Wang Chonghe, Ren Xianhao, Yin Jianchao, Li Wenjie

Office Address: 2nd Floor, Tower B of Kaiheng Centre, No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.:  010-85130656     010-85156322

        010-65608354     010-86451097

Fax:  010-65608445

(2)	Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche):

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Wan Huawei

Contact Persons: Wang Yue, Ren Guiyong

Office Address: 12/Fl., PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

3.	Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

Collection of funds raised by issuing corporate bonds and payment of principals and interests are made through the payment collection account or special account, and

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RELEVANT INFORMATION ON CORPORATE BONDS

all accounts are under normal operation. Meanwhile, the Company formulated a plan for the use of funds raised via bonds and funds raised by issuing corporate bonds are used in accordance with the Company’s internal procedures on fund utilization and applicable agreements. Relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4.	Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year, but in any event no later than six months after the end of the date of each financial year, during the terms of all corporate bonds of the Company, and irregular follow-up credit ratings based on relevant circumstances during the terms of all corporate bonds of the Company. United Rating disclosed the Report on 2019 Follow-up Credit Rating on Corporate Bonds of PetroChina Company Limited, under which the follow-up rating of the Company is AAA, and rating outlook is stable. The venue of the above disclosure is Shanghai Stock Exchange. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in China.

5.  Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto. In addition, we have opened special debt repayment account and withdrawn debt repayment funds in accordance with applicable rules.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First tranche) and the 2013 Corporate Bonds (First tranche) of the Company. Please refer to the annual report disclosed by CNPC for the information about the guarantor.

There is no guarantee for 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche).

6.	Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

7.	Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

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(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year;

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of the Company’s bonds.

There is no conflict of interest occurring to the trustees in performance of their duties.

As the bond trustee of 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche), CITIC Securities Company Limited announced their 2018 trustee affairs reports to the market on April 23, 2019, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (First Tranche), China Galaxy Securities Co., Ltd. announced their 2018 trustee affairs reports to the market on June 28, 2019, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche), CSC Financial Co., Ltd. announced their 2018 trustee affairs reports to the market on June 18, 2019, and the venue of disclosure was Shanghai Stock Exchange.

CITIC Securities Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the resignation of Directors and appointment of the President of the Company, and the venue of disclosure was Shanghai Stock Exchange.

China Galaxy Securities Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the resignation of Directors and appointment of the President of the Company, and the venue of disclosure was Shanghai Stock Exchange

CSC Financial Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the resignation of Directors and appointment of the President of the Company, and the venue of disclosure was Shanghai Stock Exchange.

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RELEVANT INFORMATION ON CORPORATE BONDS

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2019	2018
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	345,469	341,837
Net cash flow from investing activities (RMB million)	(332,948)	(267,812)
Net cash flow from financing activities (RMB million)	(27,276)	(125,703)
Year-end balance of cash and cash equivalents (RMB million)	86,409	85,954
Liquidity ratio	0.71	0.73
Quick ratio	0.43	0.44
Asset-liability ratio (%)	47.15	42.27
EBITDA-debt ratio	0.74	0.82
Debt service coverage ratio	7.20	7.56
Cash debt service coverage ratio	24.46	21.22
EBITDA interest coverage ratio	18.60	18.53
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

Note: The net cash flow from financing activities decreased by 78.3% as compared with the same period of last year, which is mainly due to an increase in new borrowings for the year.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

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11.  Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the Company obtained credit facilities from financial institutions, totaling RMB406.41 billion, of which, the amount of RMB62.35 billion has been used, and the rest amounting to RMB344.06 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12.  Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds and performs relevant undertakings.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

102	PETROCHINA COMPANY LIMITED

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2017, 2018 and 2019, among which approximately 54% of the proved reserve as at December 31 2019 and 33% of the proved reserves as at December 31 2018 are formulated on the basis of the self-assessment results prepared by the Company, and the remaining reserves as at December 31, 2017, 2018 and 2019 are formulated on the basis of assessment results prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil and Condensate (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves The group
Reserves as of December 31, 2017 (the basis date)	7,481.3	76,887.6	20,295.9
Revisions of previous estimates	334.7	(1,377.9)	105.2
Extensions and discoveries	427.5	4,564.9	1,188.3
Improved recovery	95.9	-	95.9
Purchased	191.7	-	191.7
Production for the year	(890.3)	(3,607.6)	(1,491.7)
Reserves as of December 31, 2018 (the basis date)	7,640.8	76,467.0	20,385.3
Revisions of previous estimates	(49.7)	(765.6)	(177.1)
Extensions and discoveries	480.6	4,442.6	1,221.0
Improved recovery	90.9		90.9
Production for the year	(909.3)	(3,908.0)	(1,560.8)
Reserves as of December 31, 2019 (the basis date)	7,253.3	76,236.0	19,959.3
Proved Developed Reserves
As of December 31, 2017 (the basis date)	5,592.9	39,242.6	12,133.2
Including: Domestic	5,037.0	37,325.4	11,257.9
Overseas	555.9	1,917.2	875.3
As of December 31, 2018 (the basis date)	5,843.1	40,128.2	12,531.1
Including: Domestic	5,203.4	38,433.2	11,609.0
Overseas	639.7	1,695.0	922.1
As of December 31, 2019 (the basis date)	5,473.8	39,869.6	12,118.7
Including: Domestic	4,840.0	38,376.3	11,236.0
Overseas	633.8	1,493.3	882.7
Proved Undeveloped Reserves
As of December 31, 2017 (the basis date)	1,888.4	37,645.0	8,162.7
Including: Domestic	1,584.9	37,376.7	7,814.3
Overseas	303.5	268.3	348.4
As of December 31, 2018 (the basis date)	1,797.7	36,338.8	7,854.2
Including: Domestic	1,626.4	36,046.9	7,634.2
Overseas	171.3	291.9	220.0
As of December 31, 2019 (the basis date)	1,779.5	36,366.4	7,840.6
Including: Domestic	1,659.8	36,156.8	7,686.0
Overseas	119.7	209.6	154.6
Investment calculated by the equity method Share of proved developed and undeveloped reserves of affiliates and joint ventures
December 31 2017	395.3	372.3	457.3
December 31 2018	321.4	429.4	392.9
December 31 2019	287.1	393.6	352.7

2019 ANNUAL REPORT	103

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

As at December 31, 2019, the aggregate of proved developed and undeveloped reserves of the Group and its affiliate companies and joint ventures calculated by the equity method is 20.312 billion barrels of oil equivalent (as at December 31, 2018: 20.778 billion barrels of oil equivalent), of which crude oil and condensate are 7.540 billion barrels (as at December 31, 2018: 7.692 billion barrels), natural gas is 76,629.6 billion cubic feet (as at December 31, 2018: 76,896.4 billion cubic feet).

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year	Daqing		Xinjiang	Changqing	Other(1)	Total
2017	The net number of new exploration wells (2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
	Dry well (3)	20	52	270	154	496
	The net number of new development wells (2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry well (3)	10	3	57	13	83
2018	The net number of new exploration wells (2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
	Dry well (3)	9	19	317	144	489
	The net number of new development wells (2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry well (3)	7	0	49	18	74
2019	The net number of new exploration wells (2)	211	157	584	627	1,579
	Crude oil	195	148	359	381	1,083
	Natural gas	2	9	49	109	169
	Dry well (3)	14		176	137	327
	The net number of new development wells (2)	3,008	1,274	5,948	4,273	14,503
	Crude oil	2,990	1,270	4,319	3,243	11,822
	Natural gas	12	4	1,586	1,007	2,609
	Dry well (3)	6		43	23	72

Notes:	(1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.

(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.

(3)	“dry well” means wells which are not sufficient for commercial production.

104	PETROCHINA COMPANY LIMITED

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

The Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve valuers and auditors covering the headquarters and companies in various regions which is responsible for reserve valuing and auditing for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and a considerable number of years of experience in conducting reserve estimation SEC Standards in the oil industry, and all of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, member of the Reserve Administration Department of the Exploration

and Production segment. Mr. Duan holds a bachelor’s degree in petroleum geology and an MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and management for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, since 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works regarding evaluation of the oil and gas reserves. Reserve Research Institutes in various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator who will, in accordance with the SEC Standards prescribed, conduct an independent evaluation or audit of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated or audited by the third party will be disclosed in accordance with the SEC requirements.

2019 ANNUAL REPORT	105

AUDITOR’S REPORT

All Shareholders of PetroChina Company Limited:

Opinion

We have audited the accompanying financial statements of PetroChina Company Limited (“the Company”), which comprise the consolidated and company balance sheets as at December 31, 2019, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at December 31, 2019, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants(“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

106	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of oil and gas properties
Refer to Note 4 (11) Oil and natural gas properties, (16) Impairment of non-current assets and (30)(b)Estimation of impairment of fixed assets and oil and gas properties of Principal accounting policies and accounting estimates and Note 16 Oil and natural gas properties to the financial statements
The Key Audit Matter	How the matter was addressed in our audit

Oil and gas properties of the Company and its subsidiaries (the “Group”) as included in property, plant and equipment amounted to Renminbi (“RMB”) 831,814 million as at December 31, 2019 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2019 were RMB 11,562 million.

The Group allocates oil and gas properties to separately identifiable asset groups and reviews these asset groups for possible impairment by considering events or changes in circumstances indicating that their carrying amounts may not be recoverable. Such events and changes in circumstances include the economic impact on these asset groups resulting from lower oil and gas prices, higher production costs and decline in oil and gas reserve volumes as estimated by the reserves specialists in accordance with recognized industry standards.

For those asset groups where an impairment indicator is identified, the Group compares the carrying amount of individual asset group with its recoverable amount, which is estimated by calculating the value in use using a discounted cash flow forecast, to determine the impairment loss to be recognized, if any.

The primary procedures we performed to address this key audit matter included the following:

●   tested certain internal controls over the processes for impairment assessment of oil and gas properties;

●   evaluated the Group ’s identification of asset groups, allocation of assets to those asset groups and identification of impairment indicators;

●   assessed the competence, capabilities and objectivity of the Group ’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

●   evaluated the future selling prices for crude oil and natural gas used in the discounted cash flow forecasts by comparing them with the Group ’s business plans and forecasts by external analysts;

●   evaluated the future production costs and future production profiles used in the discounted cash flow forecasts by comparing them with oil and gas reserves reports issued by the reserves specialists;

2019 ANNUAL REPORT	107

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of oil and gas properties (continued)
Refer to Note 4 (11) Oil and natural gas properties, (16) Impairment of non-current assets and (30)(b)Estimation of impairment of fixed assets and oil and gas properties of Principal accounting policies and accounting estimates and Note 16 Oil and natural gas properties to the financial statements
The Key Audit Matter	How the matter was addressed in our audit
We identified assessment of impairment of oil and gas properties as a key audit matter because the recoverable amounts of these asset groups are sensitive to the changes to future selling prices and production costs for crude oil and natural gas; future production profiles; and discount rates and therefore a higher degree of subjective auditor judgment was required to evaluate the Group’s impairment assessment of oil and gas properties.

●   involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

●   compared the actual results for the current year with the Group’s forecasts prepared in the prior year to assess the historical accuracy of the Group’s forecasting process.

108	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited
Refer to Note 4(13) Intangible assets and goodwill, (16) Impairment of non-current assets and (30)(c) Estimation of impairment of goodwill of the Principal policies and accounting estimates and Note 19 Goodwill to the financial statements.
The Key Audit Matter	How the matter was addressed in our audit

As at December 31, 2019, the carrying amount of the goodwill resulting from the acquisition of PetroChina United Pipelines Group Limited in 2015 (“the Pipeline Goodwill”) was RMB34,285 million.

The Group performs impairment assessment of the Pipeline Goodwill and compares the carrying value of the asset group containing the Pipeline Goodwill with its recoverable amount by calculating the value in use using a discounted cash flow forecast to determine if any impairment is required.

The primary procedures we performed to address this key audit matter included the following:

●   tested certain internal controls over the processes for impairment assessment of the Pipeline Goodwill;

●   evaluated the Group’s identification of asset group to which the Pipeline Goodwill was allocated and the allocation of other assets to that asset group;

●   evaluated the discounted cash flow forecast prepared by the Group by taking into account our understanding and knowledge of the pipeline industry, including comparing the forecast transportation volume with historical data and transportation capacity, comparing forecast operating costs with historical data and relevant budget and comparing the forecast transportation price with relevant government regulations; and

●   involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rate applied in the discounted cash flow forecast against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry;

2019 ANNUAL REPORT	109

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)
Refer to Note 4(13) Intangible assets and goodwill, (16) Impairment of non-current assets and (30)(c) Estimation of impairment of goodwill of the Principal policies and accounting estimates and Note 19 Goodwill to the financial statements.
The Key Audit Matter	How the matter was addressed in our audit
We identified assessment of impairment of the Pipeline Goodwill as a key audit matter because the recoverable amount of the asset group containing the Pipeline Goodwill is sensitive to the changes to forecast transportation volume, transportation price and operating costs, and discount rate and therefore a higher degree of subjective auditor judgment was required to evaluate the Group’s impairment assessment of Pipeline Goodwill.

●   involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rate applied in the discounted cash flow forecast against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry;

●   compared the forecast transportation volume, transportation price and operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess historical accuracy of the Group’s forecasting process; and

●   evaluated the Group’s sensitivity analyses on the key assumptions adopted in the discounted cash flow forecast, including discount rate, operating costs and transportation volume, and the impact of changes in the key assumptions on the Group’s impairment assessment.

110	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Other Information

The Company’s management is responsible for the other information. The other information comprises all the information included in 2019 annual report of the Company, other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Accounting Standards for Business Enterprises, and for the design, implementation and maintenance of such internal control necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

2019 ANNUAL REPORT	111

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

As part of an audit in accordance with the CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

112	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Yang Jie (Engagement Partner)

Beijing, China	He Shu

March 26, 2020

2019 ANNUAL REPORT	113

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
ASSETS	Notes	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	110,665	95,489	6,636	15,309
Accounts receivable	8	64,184	59,522	10,072	10,174
Receivables financing	9	7,016	16,308	2,538	8,160
Advances to suppliers	10	17,038	17,554	6,980	6,267
Other receivables	11	21,199	17,415	8,997	14,316
Inventories	12	181,921	177,577	117,757	114,952
Other current assets		64,890	54,376	47,565	46,082
Total current assets		466,913	438,241	200,545	215,260
Non-current assets
Investments in other equity instruments	13	930	760	437	390
Long-term equity investments	14	102,165	89,432	402,584	388,818
Fixed assets	15	703,414	689,306	347,649	337,629
Oil and gas properties	16	831,814	800,475	599,230	557,121
Construction in progress	17	247,996	219,623	158,823	151,366
Right-of-use assets	56	189,632	-	107,852	-
Intangible assets	18	84,832	77,272	64,530	58,890
Goodwill	19	42,808	42,273	-	-
Long-term prepaid expenses	20	10,258	28,529	8,198	22,761
Deferred tax assets	33	24,259	23,498	14,725	17,910
Other non-current assets		28,169	31,760	10,571	7,884
Total non-current assets		2,266,277	2,002,928	1,714,599	1,542,769
TOTAL ASSETS		2,733,190	2,441,169	1,915,144	1,758,029

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

114	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2019(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	22	70,497	69,780	66,027	61,873
Notes payable	23	13,153	8,127	12,046	6,428
Accounts payable	24	260,102	246,671	102,780	115,045
Contracts liabilities	25	82,490	68,144	54,014	47,184
Employee compensation payable	26	10,169	10,189	7,931	7,906
Taxes payable	27	67,382	83,288	42,779	58,734
Other payables	28	34,699	33,922	60,291	43,862
Current portion of non-current liabilities	29	92,879	75,370	36,799	63,028
Other current liabilities		30,048	939	25,882	217
Total current liabilities		661,419	596,430	408,549	404,277

Non-current liabilities
Long-term borrowings	30	174,411	177,605	110,717	72,166
Debentures payable	31	116,471	91,817	113,000	85,000
Lease liabilities	56	164,143	-	85,449	-
Provisions	32	137,935	132,780	95,643	92,017
Deferred tax liabilities	33	21,418	17,022	-	-
Other non-current liabilities		12,815	16,339	6,511	8,489
Total non-current liabilities		627,193	435,563	411,320	257,672

Total liabilities		1,288,612	1,031,993	819,869	661,949

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	127,314	129,199	127,845	127,859
Special reserve		12,443	13,831	6,513	7,373
Other comprehensive income	53	(27,756)	(32,397)	979	505
Surplus reserves	36	197,282	194,245	186,190	183,153
Undistributed profits	37	738,124	726,168	590,727	594,169
Equity attributable to equity holders of the Company		1,230,428	1,214,067	1,095,275	1,096,080
Non-controlling interests	38	214,150	195,109	-	-
Total shareholders’ equity		1,444,578	1,409,176	1,095,275	1,096,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,733,190	2,441,169	1,915,144	1,758,029

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

2019 ANNUAL REPORT	115

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

		2019	2018	2019	2018
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	2,516,810	2,374,934	1,363,878	1,355,264
Less: Cost of sales	39	(2,002,403)	(1,839,562)	(1,053,994)	(1,020,294)
Taxes and surcharges	40	(226,905)	(219,291)	(174,410)	(170,009)
Selling expenses	41	(74,108)	(69,083)	(50,879)	(48,416)
General and administrative expenses	42	(61,757)	(68,148)	(38,053)	(42,502)
Research and development expenses	43	(15,666)	(12,826)	(11,635)	(9,904)
Finance expenses	44	(27,816)	(18,879)	(20,791)	(16,233)
Including: Interest expenses		30,409	22,718	20,834	16,985
Interest income		3,631	3,779	666	1,299
Add: Other income	45	11,267	10,855	8,392	7,745
Investment income	46	8,867	11,956	26,616	35,467
Including: Income from investment in associates and joint ventures		8,229	11,647	4,108	6,367
Credit losses	47	1,378	494	1,461	1,055
Asset impairment losses	48	(14,712)	(34,741)	(7,267)	(9,815)
Gains on asset disposal	49	565	673	589	481
Operating profit		115,520	136,382	43,907	82,839
Add: Non-operating income	50(a)	4,971	3,218	4,242	2,701
Less: Non-operating expenses	50(b)	(17,278)	(22,836)	(11,845)	(14,724)
Profit before taxation		103,213	116,764	36,304	70,816
Less: Taxation	51	(36,203)	(42,790)	(5,938)	(16,056)
Net profit		67,010	73,974	30,366	54,760
Classified by continuity of operations:
Net profit from continuous operation		67,010	73,974	30,366	54,760
Net profit from discontinued operation		-	-	-	-
Classified by ownership:
Shareholders of the Company		45,677	53,030	30,366	54,760
Non-controlling interests		21,333	20,944	-	-
Other comprehensive income, net of tax		8,930	(2,648)	474	153
Other comprehensive income (net of tax) attributable to equity holders of the Company		4,641	(4,964)	474	153
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments		96	(162)	40	(55)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method		417	220	434	208
Translation differences arising from translation of foreign currency financial statements		4,128	(5,022)	-	-
Other comprehensive income (net of tax) attributable to non-controlling interests		4,289	2,316	-	-
Total comprehensive income		75,940	71,326	30,840	54,913
Attributable to:
Equity holders of the Company		50,318	48,066	30,840	54,913
Non-controlling interests		25,622	23,260	-	-
Earnings per share
Basic earnings per share (RMB Yuan)	52	0.25	0.29	0.17	0.30
Diluted earnings per share (RMB Yuan)	52	0.25	0.29	0.17	0.30

Note :  the Group’s business merger under the same control occurred in 2019. The net profit of the combined party before the merger was RMB 1 million, and the net profit of the combined party in 2018 was RMB 1,564 million.

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

116	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

		2019	2018	2019	2018
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,865,719	2,737,929	1,545,934	1,577,719
Cash received relating to other operating activities		14,984	17,233	31,336	39,726
Sub-total of cash inflows		2,880,703	2,755,162	1,577,270	1,617,445
Cash paid for goods and services		(1,954,120)	(1,856,841)	(991,961)	(1,021,610)
Cash paid to and on behalf of employees		(156,287)	(143,267)	(114,806)	(105,169)
Payments of various taxes		(340,449)	(326,038)	(233,282)	(231,162)
Cash paid relating to other operating activities		(70,237)	(75,760)	(40,755)	(47,409)
Sub-total of cash outflows		(2,521,093)	(2,401,906)	(1,380,804)	(1,405,350)
Net cash flows from operating activities	55(a)	359,610	353,256	196,466	212,095
Cash flows from investing activities
Cash received from disposal of investments		15,186	16,089	15,081	40,986
Cash received from returns on investments		7,725	8,401	24,774	32,612
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		2,088	1,701	1,882	1,167
Sub-total of cash inflows		24,999	26,191	41,737	74,765
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(326,762)	(275,834)	(228,513)	(193,988)
Cash paid to acquire investments		(31,185)	(18,169)	(24,801)	(36,314)
Sub-total of cash outflows		(357,947)	(294,003)	(253,314)	(230,302)
Net cash flows used for investing activities		(332,948)	(267,812)	(211,577)	(155,537)
Cash flows from financing activities
Cash received from capital contributions		2,640	2,211	-	-
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		2,640	2,211	-	-
Cash received from borrowings		836,458	704,281	344,651	150,511
Sub-total of cash inflows		839,098	706,492	344,651	150,511
Cash repayments of borrowings		(785,751)	(770,141)	(284,931)	(196,347)
Cash payments for interest expenses and distribution of dividends or profits		(61,759)	(61,968)	(42,623)	(42,045)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non- controlling interests		(14,245)	(15,207)	-	-
Capital reduction of subsidiaries		(182)	(86)	-	-
Cash payments relating to other financing activities		(18,682)	--	(10,459)	-
Sub-total of cash outflows		(866,374)	(832,195)	(338,013)	(238,392)
Net cash flows (used for)/ from financing activities		(27,276)	(125,703)	6,638	(87,881)
Effect of foreign exchange rate changes on cash and cash equivalents		1,069	2,513	-	-
Net Increase/(decrease) in cash and cash equivalents	55(b)	455	(37,746)	(8,473)	(31,323)
Add: Cash and cash equivalents at the beginning of the period		85,954	123,700	13,109	44,432
Cash and cash equivalents at the end of the period	55(c)	86,409	85,954	4,636	13,109

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

2019 ANNUAL REPORT	117

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF
CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
									Total
				Other				Non-	share-
	Share	Capital	Special	comprehen-	Surplus	Undistributed		controlling	holders’
Items	capital	surplus	reserve	sive income	reserves	profits	Sub-total	interests	equity
Balance at January 1,
2018, as previously
reported	183,021	128,639	13,366	(27,433)	188,769	707,448	1,193,810	187,800	1,381,610
Adjustment for Dalian
West Pacific
(note 6(2))	-	516	-	-	-	(1,464)	(948)	(2,383)	(3,331)
Balance at January 1,
2018(After adjustment)	183,021	129,155	13,366	(27,433)	188,769	705,984	1,192,862	185,417	1,378,279
Changes in the year of
2018
Total comprehensive
income	-	-	-	(4,964)	-	53,030	48,066	23,260	71,326
Special reserve-safety
fund reserve
Appropriation	-	-	5,523	-	-	-	5,523	299	5,822
Utilisation	-	-	(5,058)	-	-	-	(5,058)	(156)	(5,214)
Profit distribution
Appropriation to
surplus reserves	-	-	-	-	5,476	(5,476)	-	-	-
Distribution to
shareholders	-	-	-	-	-	(27,369)	(27,369)	(15,423)	(42,792)
Other equity movement
Equity transaction
with non-controlling
interests	-	13	-	-	-	-	13	(24)	(11)
Capital contribution
from non-controlling
interests	-	-	-	-	-	-	-	2,300	2,300
Disposal of
subsidiaries	-	-	-	-	-	-	-	(879)	(879)
Other	-	31	-	-	-	(1)	30	315	345
Balance at December 31,
2018	183,021	129,199	13,831	(32,397)	194,245	726,168	1,214,067	195,109	1,409,176

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

118	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
									Total
				Other				Non-	share-
	Share	Capital	Special	comprehen-	Surplus	Undistributed		controlling	holders’
Items	capital	surplus	reserve	sive income	reserves	profits	Sub-total	interests	equity
Balance at January 1,
2019	183,021	129,199	13,831	(32,397)	194,245	726,168	1,214,067	195,109	1,409,176
Changes in the year of
2019
Total comprehensive
income	-	-	-	4,641	-	45,677	50,318	25,622	75,940
Special reserve-safety
fund reserve
Appropriation	-	-	6,095	-	-	-	6,095	265	6,360
Utilisation	-	-	(7,483)	-	-	-	(7,483)	(195)	(7,678)
Profit distribution
Appropriation to surplus
reserves	-	-	-	-	3,037	(3,037)	-	-	-
Distribution to
shareholders	-	-	-	-	-	(30,684)	(30,684)	(14,279)	(44,963)
Other equity movement
Equity transaction with
non-controlling
interests	-	(2,007)	-	-	-	-	(2,007)	938	(1,069)
Capital contribution
from non-controlling
interests	-	120	-	-	-	-	120	6,647	6,767
Disposal of
subsidiaries		-	-	-	-	-	-	(50)	(50)
Other		2	-	-	-	-	2	93	95
Balance at December 31,
2019	183,021	127,314	12,443	(27,756)	197,282	738,124	1,230,428	214,150	1,444,578

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

2019 ANNUAL REPORT	119

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

							Total
				Other			share-
	Share	Capital	Special	comprehen-	Surplus	Undistributed	holders’
Items	capital	surplus	reserve	sive income	reserves	profits	equity
Balance at January 1, 2018	183,021	127,881	7,503	352	177,677	572,252	1,068,686
Changes in the year of 2018
Total comprehensive
income	-	-	-	153	-	54,760	54,913
Special reserve-safety fund
reserve
Appropriation	-	-	3,534	-	-	-	3,534
Utilisation	-	-	(3,664)	-	-	-	(3,664)
Profit distribution
Appropriation to surplus
reserves	-	-	-	-	5,476	(5,476)	-
Distribution to
shareholders	-	-	-	-	-	(27,369)	(27,369)
Other	-	(22)	-	-	-	2	(20)
Balance at December 31,
2018	183,021	127,859	7,373	505	183,153	594,169	1,096,080
Balance at January 1, 2019	183,021	127,859	7,373	505	183,153	594,169	1,096,080
Changes in the year of 2019
Total comprehensive
income	-	-	-	474	-	30,366	30,840
Special reserve-safety fund
reserve
Appropriation	-	-	4,089	-	-	-	4,089
Utilisation	-	-	(4,949)	-	-	-	(4,949)
Profit distribution
Appropriation to surplus
reserves	-	-	-	-	3,037	(3,037)	-
Distribution to
shareholders	-	-	-	-	-	(30,684)	(30,684)
Other	-	(14)	-	-	-	(87)	(101)
Balance at December 31,
2019	183,021	127,845	6,513	979	186,190	590,727	1,095,275

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Dai Houliang	Duan Liangwei	Chai Shouping

120	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

1  COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司 (China National Petroleum Corporation (“CNPC“) ) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 26, 2020.

2  BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

The Group has applied Accounting Standard for Business Enterprises No. 14 – Revenue, Accounting Standard for Business Enterprises No. 22 – Recognition and Measurement of Financial Instruments and other new financial instrument standards revised by the MOF in 2017 since January 1, 2018, and adopted the Accounting Standard for Business Enterprises No. 21- Lease revised by the MOF in 2018 from January 1, 2019 (see Note 4(31)(b)(i)).

3  STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2019 truly and completely present the financial position of the Group and the Company as of December 31, 2019 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of the financial statements and notes of “Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

2019 ANNUAL REPORT	121

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

4  PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a)   Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

122	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instrument

Financial instruments include cash at bank and on hand, equity securities other than those classified as long-term equity investments, accounts receivables, accounts payables, borrowings, debentures payable and share capital, etc.

(a)   Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. Accounts receivable without a significant financing component is initially measured at the transaction price according to Note 4(22).

(b)   Classification and subsequent measurement of financial assets

(i)   Classification of the financial assets held by the Group

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

2019 ANNUAL REPORT	123

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

●	it is held within a business model whose objective is to collect contractual cash flows;

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, “principal” is defined as the fair value of the financial assets at initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii)   Subsequent measurement of the financial assets

●	Financial assets at FVTPL:

These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship.

●	Financial assets measured at amortised cost:

These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.

124	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

●	Debt investments at FVOCI:

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

●	Equity investments at FVOCI:

These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(c)   Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

●	Financial liabilities at FVTPL:

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

●	Financial liabilities at amortised cost:

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d)   Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

●	the Group currently has a legally enforceable right to set off the recognised amounts;

●	the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

(e)   Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

●	the Group’s contractual rights to the cash flows from the financial asset expire;

●	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

2019 ANNUAL REPORT	125

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

●	the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

●	the carrying amount of the financial asset transferred measured at the date of derecognition;

●	the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f) Impairment

The Group recognises loss allowances for expected credit loss (“ECL”) on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI.

Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

(i)   Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets.

126	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information.

(ii)   Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

(iii)   Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iv)    Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract, such as a default or delinquency in interest or principal payments;

●	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

●	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

●	the disappearance of an active market for that financial asset because of financial difficulties.

(v)    Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

2019 ANNUAL REPORT	127

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(vi) Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group’s procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(g)   Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

The Group adopts perpetual inventory system.

128	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

(9) Long-term Equity Investments and Joint Operations

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as initial cost of the investment on the acquisition date. For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a)   Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b)   Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

2019 ANNUAL REPORT	129

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The unrealised loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c)   Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(d)   Joint Operations

A joint operation is an arrangement whereby the Group and other joint operators have joint control and the Group has rights to the assets and obligation for the liabilities, relating to the arrangement.

The Group recognises items related to its interest in a joint operation as follows:

●	its solely-held assets, and its share of any assets held jointly;

●	its solely-assumed liabilities, and its share of any liabilities incurred jointly;

●	its revenue from the sale of its share of the output arising from the joint operation;

●	its share of the revenue from the sale of the output by the joint operation;

●	its solely-incurred expenses, and its share of any expenses incurred jointly.

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

130	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

2019 ANNUAL REPORT	131

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

132	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

●	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

●	It is intended by management to finish and use or sell the intangible asset;

●	It is able to prove that the intangible asset is to generate economic benefits;

●	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

●	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses are the expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments, long-term prepaid expenses and right-of-use assets are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

2019 ANNUAL REPORT	133

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

The goodwill, presented separately in financial statements, is allocated to each asset group or set of asset groups, which is expected to benefit from the synergies of the combination for the purpose of impairment testing, and should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a)   Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

134	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

2019 ANNUAL REPORT	135

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Income tax

Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners’ equity (including other comprehensive income).

Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

136	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

●	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

●	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(22) Revenue Recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. For the contract which the Group grants a customer the option to acquire additional goods or services (such as, loyalty points), the Group assesses whether the option provides a material right to the customer. If the option provides a material right, the Group recognises the option as a performance obligation.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, the Group measures the non-cash consideration at fair value. If the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group measures the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

●	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	The customer can control the asset created or enhanced during the Group’s performance; or

2019 ANNUAL REPORT	137

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

●	The Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

●	The Group has a present right to payment for the product or service;

●	The Group has transferred physical possession of the goods to the customer;

●	The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

●	The customer has accepted the goods or services.

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

(a)   Sales of goods

The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it.

(b) Rendering of services

The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group's performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service.

138	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

(c) Loyalty points

Under its customer loyalty programme, the Group allocates a portion of the transaction price received to loyalty points that are redeemable against any future purchases of the Group’s goods or services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty programme is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

(23) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

●	The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

●	The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

●	The costs are expected to be recovered.

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

●	Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

●	the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(24) Leases

A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration.

2019 ANNUAL REPORT	139

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

●	the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

●	the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

●	the lessee has the right to direct the use of the asset.

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 4(22).

(a)   The Group as a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note 4(16).

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

140	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

●	There is a change in the amounts expected to be payable under a residual value guarantee;

●	There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

●	There is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option .

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of- use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

(b)   The Group as a lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. There are no significant finance leases for the Group.

Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

(25) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

2019 ANNUAL REPORT	141

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(26) Business Combination

(a) Business combination under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The combination date is the date on which one combining entity obtains control of other combining entities.

(b) Business combination not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquisition costs paid and the acquiree’s identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The acquisition date is the date on which the acquirer obtains control of the acquiree.

(27) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Where a subsidiary was acquired, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated. And their net profit earned before the combination date shall be presented separately in the consolidated income statement.

142	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(28) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(29) Related Party

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

(30) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

2019 ANNUAL REPORT	143

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment related to oil and gas production activities. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil and natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profile and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of impairment of goodwill

The recoverable amount cash-generating unit containing goodwill is the greater of its value in use and the fair value less costs to sell. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgement relating to forecast sales volume, selling price and operating costs, and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions. Changes to key assumptions can significantly affect the result of the impairment assessment of goodwill.

(d) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

144	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(e) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the Eastern and Western China regions in aggregate. The tax losses recorded by the branches in the Eastern China Region has given rise to deferred tax assets, which are expected to be recoverable from future taxable profits generated by the branches in the Eastern China Region. Any policy adjustments may increase or decrease the amount of income tax expenses of the Company.

(31) Changes in significant accounting policies

(a) Description and reasons of changes in accounting policies

In 2019, the Group has adopted the following revised accounting standards issued by the MOF recently :

– CAS No.21 – Leases (Revised) (“New leases standard”)

– Notice on Revision of the 2019 Illustrative Financial Statements (Caikuai [2019] No.6)

– Notice on Revision of the 2019 Consolidation Financial Statements (Caikuai [2019] No.16)

– CAS No.7 – Exchange of Non-monetary Assets (Revised) (“CAS 7 (2019)”)

– CAS No.12 – Debt Restructuring (Revised) (“CAS 12 (2019)”)

(b) Major impact of changes in accounting policies

(i) New Lease standard

New leases standard has revised CAS No.21 – Leases issued by the MOF in 2006 (“previous leases standard”). The Group has applied new leases standard since January 1, 2019 and has adjusted the related accounting policies.

New leases standard refines the definition of a lease. The Group assesses whether a contract is or contains a lease in accordance with the definition in new leases standard. For contracts existed before the date of initial application, the Group has elected not to reassess whether a contract is or contains a lease at the date of initial application and surplus.

● The Group as a lessee

Under previous leases standard, the Group classifies leases as operating or finance leases based on its assessment of whether the lease transfers significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group.

Under new leases standard, the Group no longer distinguishes between operating leases and finance leases. The Group recognises right-of-use assets and lease liabilities for all leases (except for short-term leases and leases of low-value assets which are accounted for using practical expedient).

For a contract that contains lease and non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

2019 ANNUAL REPORT	145

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

The Group has elected to recognise the cumulative effect of adopting new leases standard as an adjustment to the opening balances of retained earnings and other related items in the financial statement in the initial year of application. Comparative information has not been restated.

For the operating leases existing before the date of initial application of the New Lease Standard, the lease liability is measured at the present value of the remaining lease payments at the date of initial application of the New Lease Standard, discounted at the Group’s incremental borrowing rate at the date of initial application of the New Lease Standard, and the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group uses the following practical expedients to account for leases classified as operating leases before the date of initial application :

– Accounted for the leases for which the lease term ends within 12 months of the date of initial application as short-term leases ;

– Applied a single discount rate to leases with similar characteristics when measuring lease liabilities ;

– Excluded initial direct costs from measuring the right-of-use assets ;

– Determined the lease term according to the actual implementation or other updates of options before the date of initial application if the contract contains options to extend or terminate the lease ;

– Adjusted the right-of-use assets by the amount of onerous contract provision applying CAS No.13 – Contingencies immediately before the date of initial application, as an alternative to an impairment review;

– Accounted for lease modifications before the initial year of application according to the final arrangement of the change under new leases standard without retrospective adjustments.

For leases classified as finance leases before the date of initial application, the right-of-use asset and the lease liability are measured at the original carrying amount of the assets under finance lease and obligations under finance leases at the date of initial application.

● The Group as a lessor

The Group is not required to make any adjustments to the opening balances of retained earnings and other related items in the financial statements in the initial year of application and surplus for leases for which it acts as a lessor. The Group has applied new leases standard since the date of initial application.

The Group applies the requirements of transaction price allocation under the new revenue standard to allocate consideration in the contract to each lease and non-lease component under new leases standard.

● Effect of the application of new leases standard since January 1, 2019 on financial statements

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied by the Group is 4.275%.

146	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

The Group
The total future minimum lease payments of significant operating leases disclosed in the consolidated financial statements as at December 31, 2018	227,935
Present value discounted using the Group’s incremental borrowing rate at January 1, 2019	166,955
Lease liabilities under new leases standard at January 1, 2019	163,196
Difference between the present value and lease liabilities abovenote	3,759

Note :	The difference principally represents the lease payments that will be matured within 12 months after January 1, 2019 or low-value.

The impact of adoption new leases standard on the consolidated balance sheet are summarised as follows:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
Prepayments	17,554	(529)	17,025
Other current assets	54,376	(374)	54,002
Fixed assets	689,306	(527)	688,779
Right-of-use assets	-	181,782	181,782
Long-term deferred expenses	28,529	(17,514)	11,015
Total assets		162,838
Lease liabilities (include liabilities due within one year)	-	163,196	163,196
Other non-current liabilities	16,339	(358)	15,981
Total liabilities		162,838

Note :	The Acquisition of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) was completed in May, 2019, and the comparative financial information is adjusted as combination of entities under common control. (Note 6(2)).

(ii) Presentation of financial statements

The Group has prepared financial statements for the year ended December 31, 2019 in accordance with the financial statement format specified in Caikuai [2019] No.6 and Caikuai [2019] No.16. The Group has applied the new presentation requirements retrospectively.

Affected assets and liabilities items in the consolidated and company balance sheet as at December 31, 2018:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
Notes and accounts receivable	75,830	(75,830)	-
Accounts receivable	-	59,522	59,522
Receivables financing	-	16,308	16,308
Notes and accounts payable	254,798	(254,798)	-
Notes payable	-	8,127	8,127
Accounts payable	-	246,671	246,671
Total		-

Note :	The Acquisition of Dalian West Pacific was completed in May, 2019, and the Company has adjusted the consolidated financial statements as combination of entities under common control. (Note 6(2)).

2019 ANNUAL REPORT	147

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

	The Company
	Before adjustment	Amount of adjustment	Adjusted amount
Notes and accounts receivable	18,334	(18,334)	-
Accounts receivable	-	10,174	10,174
Receivables financing	-	8,160	8,160
Notes and accounts payable	121,473	(121,473)	-
Notes payable	-	6,428	6,428
Accounts payable	-	115,045	115,045
Total		-

Affected cash flow items in the consolidated and company cash flow statements for the year ended December 31, 2018:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
Tax Refund	9,683	(9,683)	-
Other cash received related to operating activities	7,550	9,683	17,233
Total		-

Note :	The Acquisition of Dalian West Pacific was completed in May, 2019, and the Company has adjusted the consolidated financial statements as combination of entities under common control. (Note 6(2)).

	The Company
	Before adjustment	Amount of adjustment	Adjusted amount
Tax Refund	7,172	(7,172)	-
Other cash received related to operating activities	32,554	7,172	39,726
Total		-

(iii) CAS 7 (2019)

CAS 7 (2019) further clarifies the scope of the standard, specifies the timing for recognition of assets received and derecognition of assets given up, and the accounting treatment for cases in which the timing of recognition and derecognition are inconsistent. The standard modifies the principle of measurement for multiple assets received or given up simultaneously in exchanges of non-monetary assets measured at fair value. It also requires the disclosure of whether exchanges of non-monetary assets have commercial substance and the reasons why they do or do not have commercial substance.

The effective date of CAS 7 (2019) is June 10, 2019. Exchanges of non-monetary assets that occurred between January 1, 2019 and the effective date shall be adjusted according to CAS 7 (2019). Retrospective adjustment is not required for exchanges of non-monetary assets prior to January 1, 2019. The adoption of CAS 7 (2019) has no material effect on the financial position and financial performance of the Group.

148	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(iv) CAS 12 (2019)

CAS 12 (2019) modifies the definition of debt restructuring to specify the scope of this standard, as well as the application of relevant financial instruments standards with respect to the recognition, measurement and presentation of financial instruments involved in debt restructuring. For debt restructuring in which a debt is settled by the transfer of assets, CAS 12 (2019) modifies the principle of measurement for initial recognition of non-financial assets received by the creditor, and gains or losses of the debtor from debt restructuring are recognised without distinguishing whether they are gains or losses from asset transfer or debt restructuring. For debt restructuring in which a debt is settled by the issuance of equity instruments to the creditor, CAS 12 (2019) revises the principle of measurement for initial recognition of its share of equity by the creditor, and provides more guidance on the principle of measurement for initial recognition of equity instruments by the debtor.

The effective date of CAS 12 (2019) is June 17, 2019. Debt restructuring that occurred between January 1, 2019 and the effective date shall be adjusted according to CAS 12 (2019). Retrospective adjustment is not required for debt restructuring prior to January 1, 2019. The adoption of CAS 12 (2019) has no material effect on the financial position and financial performance of the Group.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	17% or 16% or 13%, 11% or 10% or 9%, 6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	5% to 82%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.

2019 ANNUAL REPORT	149

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

The Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment to VAT Rates (Cai Shui [2018] No.32) to improve the VAT system on April 4, 2018. Since May 1, 2018, the tax rate for the occurrence of a taxable sale or imported goods by a taxpayer, was adjusted respectively from 17% and 11% to 16% and 10%.

The MOF, the SAT and the General Administration of the Customs jointly issued the Notice on Deepening the Policies Related to Value-Added Tax Reform (Notice No.39 of 2019 of the MOF, the SAT and the General Administration of Customs) on March 20, 2019. Since April 1, 2019, the tax rate for the occurrence of a taxable sale or imported goods by a taxpayer, was adjusted respectively from 16% and 10% to 13% and 9%.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

The Ministry of Finance and State Administration of Taxation issued the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018]No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

150	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorpo -ration	Registered capital	Principal activities	Type of legal entity	Legal repre- sentative	Closing effective invest- ment cost	Attribu- table equity interest %	Attribu- table voting rights %	Consoli -dated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas outside the PRC	Limited liability company	Wang Zhongcai	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Wang Zhongcai	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	100.00	Yes
PetroChina Pipelines Company Limited	Established	PRC	80,000	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Ling Xiao	109,216	72.26	72.26	Yes

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

2019 ANNUAL REPORT	151

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(2) Business combination involving entities under common control

Business combination involving entities under common control during the period

	Proportion of equity	Basis for		Basis for	From the beginning of the period to the acquisition date			2018
	interests acquired in	business combination		determination of
Name of	business	under common	Acquisition	acquisition			Net cash		Net
acquiree	combination	control	Date	date	Income	Net profit	outflow	Income	profit
Dalian West Pacific	56.04%	The Company and Dalian West Pacific are under the ultimate control of CNPC and the control is not temporary	May 31, 2019	Acquisition of actual control	10,763	1	(53)	37,385	1,564

Dalian West Pacific was established in December, 1990. It principally engages in the manufacturing and sale of petroleum and petrochemical products. Before the acquisition date, the Group held 28.44% of equity interests in Dalian West Pacific, and the Group held 84.48% of equity interests after acquiring.

As the Company and Dalian West Pacific are under the ultimate control of CNPC and the control is not temporary. The acquisition of Dalian West Pacific has been reflected in the accompanying consolidated financial statements as combination of entities under common control. Consequently, Dalian West Pacific has been included in the scope of consolidation during the historical period. The opening balance of the interim consolidated financial statements of 2019 and the comparative statements have been adjusted accordingly.

The financial position and results of operation previously reported by the Group as at December 31, 2018 and for the year ended December 31, 2018 have been restated to include the results of operations and the assets and liabilities of Dalian West Pacific on a consolidation basis as set out below:

	The Group, as previously reported	Dalian West Pacific	Consolidation adjustment	The Group, as restated
Summarised balance sheet as at December 31, 2018:
Current assets	433,128	5,126	(13)	438,241
Non-current assets	1,999,430	3,498	-	2,002,928
Total assets	2,432,558	8,624	(13)	2,441,169
Current liabilities	586,386	10,057	(13)	596,430
Non-current liabilities	435,229	334	-	435,563
Total liabilities	1,021,615	10,391	(13)	1,031,993
Total equity attributable to owner of the Company	1,214,570	(1,767)	1,264	1,214,067
Non-controlling interests	196,373	-	(1,264)	195,109

Summarised income statement for the year ending December 31, 2018:
Operating income	2,353,588	37,385	(16,039)	2,374,934
Cost of sales	(1,824,382)	(31,219)	16,039	(1,839,562)
Operating profit	134,812	1,570	-	136,382
Net profit	72,410	1,564	-	73,974
Net profit attributable to equity holders of the Company	52,585	1,564	(1,119)	53,030
Net profit attributable to non-controlling interests	19,825	-	1,119	20,944
Basic and diluted earnings per share (RMB Yuan)	0.29			0.29

152	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(3) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2019	December 31, 2018
PetroKazakhstan Inc.	USD 1=6.9762 yuan	USD 1=6.8632 yuan
PetroChina Hong Kong Limited	HKD 1=0.8958 yuan	HKD 1=0.8762 yuan
Singapore Petroleum Company Limited	USD 1=6.9762 yuan	USD 1=6.8632 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the xchange rates at the date of the transactions or the approximate exchange rates at that date.

7 CASH AT BANK AND ON HAND

	December 31, 2019	December 31, 2018
Cash on hand	34	47
Cash at bank	109,567	94,195
Other cash balances	1,064	1,247
	110,665	95,489

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2019:

	Foreign currency	Exchange rate	RMB equivalent
USD	9,698	6.9762	67,655
HKD	5,152	0.8958	4,615
Tenge	7,970	0.0183	146
Other			1,240
			73,656

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2018:

	Foreign currency	Exchange rate	RMB equivalent
USD	6,751	6.8632	46,333
HKD	2,047	0.8762	1,794
Tenge	6,082	0.0179	109
Other			2,159
			50,395

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

The Group’s cash at bank and on hand included margin account deposits with carrying amount of RMB 2,003 as impawn USD borrowings as of December 31, 2019 (2018: RMB 2,563).

2019 ANNUAL REPORT	153

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

8 ACCOUNTS RECEIVABLE

	The Group		The Company
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Accounts receivable	66,615	63,575	11,806	13,587
Less: Provision for bad debts	(2,431)	(4,053)	(1,734)	(3,413)
	64,184	59,522	10,072	10,174

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	The Group
	December 31, 2019			December 31, 2018
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	63,484	95	(92)	58,535	92	(143)
1 to 2 years	440	1	(21)	921	1	(84)
2 to 3 years	479	1	(212)	712	1	(604)
Over 3 years	2,212	3	(2,106)	3,407	6	(3,222)
	66,615	100	(2,431)	63,575	100	(4,053)

	The Company
	December 31, 2019			December 31, 2018
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	9,925	84	(25)	9,835	72	(36)
1 to 2 years	14	1	(3)	314	2	(13)
2 to 3 years	240	2	(121)	635	5	(579)
Over 3 years	1,627	13	(1,585)	2,803	21	(2,785)
	11,806	100	(1,734)	13,587	100	(3,413)

The aging is counted starting from the date when accounts receivable are recognised.

The Group measures loss allowance for trade receivables at an amount equal to lifetime ECLs. Considering the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables, the ECLs were calculated based on historical actual credit loss experience. The Group performed the calculation of ECL rates by the operating segment and geography.

154	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

December 31, 2019	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision		Loss allowance
			matrix basis
			Weighted- average loss rate	Impairment provision

Current (not past due)	58,382	3	0.1%	30	33
Within one year past due	5,534	11	0.4%	24	35
One-two years past due	127	24	10.7%	11	35
Two-three years past due	411	48	45.5%	165	213
Over three years past due	2,161	1,719	89.6%	396	2,115
	66,615	1,805		626	2,431

December 31, 2018	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision		Loss allowance
			matrix basis
			Weighted- average loss rate	Impairment provision

Current (not past due)	55,957	50	0.1%	80	130
Within one year past due	3,082	80	0.3%	9	89
One-two years past due	496	52	7.4%	33	85
Two-three years past due	723	547	35.2%	62	609
Over three years past due	3,317	2,830	63.7%	310	3,140
	63,575	3,559		494	4,053

As of December, 2019, the top five debtors of accounts receivable of the Group amounted to RMB 34,088, representing 51% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 5 (As of December 31, 2018, the top five debtors of accounts receivable of the Group amounted to RMB 33,832, representing 53% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 7).

During the year ended December 31, 2019 and December 31, 2018, the Group had no significant write-off of accounts receivable.

9 RECEIVABLES FINANCING

Receivables financing mainly represents bills of acceptance issued by banks for the sale of goods and rendering of services.

On December 31, 2019 and December 31, 2018, all receivables financing of the Group are due within one year.

2019 ANNUAL REPORT	155

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

10 ADVANCES TO SUPPLIERS

	December 31, 2019	December 31, 2018
Advances to suppliers	17,747	18,252
Less: Provision for bad debts	(709)	(698)
	17,038	17,554

As of December 31, 2019 and 2018, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2019, the top five debtors of advances to suppliers of the Group amounted to RMB 7,684, representing 43% of total advances to suppliers (As of December 31, 2018, the top five debtors of advances to suppliers of the Group amounted to RMB 8,482, representing 46% of total advances to suppliers).

11 OTHER RECEIVABLES

	The Group		The Company
	December 31, 2019	December 31, 2018	December 31 2019	December 31, 2018

Interest receivable	468	175	8	8
Dividends receivable	363	774	2,685	2,589
Other receivables (a)	20,368	16,466	6,304	11,719
Total	21,199	17,415	8,997	14,316

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	The Group
	December 31, 2019			December 31, 2018
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	17,731	77	(73)	13,659	71	(46)
1 to 2 years	772	3	(13)	1,459	8	(13)
2 to 3 years	976	4	(13)	669	3	(221)
Over 3 years	3,593	16	(2,605)	3,420	18	(2,461)
	23,072	100	(2,704)	19,207	100	(2,741)

156	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

	The Company
	December 31, 2019			December 31, 2018
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	5,564	79	(34)	10,757	86	(27)
1 to 2 years	181	3	(1)	511	4	(10)
2 to 3 years	196	3	(10)	135	1	(74)
Over 3 years	1,079	15	(671)	1,055	9	(628)
	7,020	100	(716)	12,458	100	(739)

The ageing is counted starting from the date when other receivables are recognised.

As of December 31, 2019, the top five debtors of other receivables of the Group amounted to RMB 7,993, representing 35% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 509 (As of December 31, 2018, the top five debtors of other receivables of the Group amounted to RMB 9,414, representing 49% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 539).

During the year ended December 31, 2019 and December 31, 2018, the Group had no significant write-off of other receivables.

12 INVENTORIES

	December 31, 2019	December 31, 2018
Cost

Crude oil and other raw materials	56,166	58,188
Work in progress	15,159	14,241
Finished goods	112,003	110,103
Turnover materials	88	53
	183,416	182,585
Less: Write down in inventories	(1,495)	(5,008)
Net book value	181,921	177,577

2019 ANNUAL REPORT	157

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

13 INVESTMENT IN OTHER EQUITY INSTRUMENTS

	December 31, 2019	December 31, 2018

China Pacific. Insurance (Group) Co., Ltd.	185	139
Chengdu Huaqihoupu Holding Co., Ltd.	191	114
Other items	554	507
	930	760

The above equity investment is planned to be held for a long term by the Group for a strategic purpose, the Group designates it as a financial asset at fair value through other comprehensive income.

14 LONG-TERM EQUITY INVESTMENTS

	The Group
	December 31, 2018	Addition	Reduction	December 31, 2019

Associates and joint ventures (a)	89,633	17,614	(4,913)	102,334
Less : Provision for impairment (b)	(201)	(6)	38	(169)
	89,432			102,165

	The Company
	December 31, 2018	Addition	Reduction	December 31, 2019
Subsidiaries (c)	351,473	10,601	(2,322)	359,752
Associates and joint ventures	37,575	7,513	(2,026)	43,062
Less : Provision for impairment	(230)	(7)	7	(230)
	388,818			402,584

As of December 31, 2019, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

158	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

				Interest held%				Strategic decisions relating to the Group’s activities
Company name	Country of incorpo -ration	Principal activities	Registered capital	Direct	Indirect	Voting rights %	Accounting method

PetroIneos Refining Limited	UK	Refining	USD 1,000	–	49.90	49.90	Equity method	No

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	8,331	32.00	–	32.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	5,000	49.00	–	49.00	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	–	50.00	50.00	Equity method	No

Mangistau Investment B.V.	Netherlands	Engaged in investment activities, the principle activities of its main subsidiaries are exploration, development and sales of oil and gas	EUR 18,000	–	50.00	50.00	Equity method	No

Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding Investment management, Investment consulting enterprise management advisory, technology development promotion and technology consulting	5,000	–	50.00	50.00	Equity method	No

2019 ANNUAL REPORT	159

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2018	Investment (loss)/income recognised under equity method	Other comprehensive income	Cash dividend declared	Other	December 31, 2019
PetroIneos Refining Limited	3,705	3,364	(163)	53	-	-	3,254
China Petroleum Finance Co., Ltd. (“CP Finance”)	9,917	21,137	2,499	434	(1,268)	-	22,802
CNPC Captive Insurance Co., Ltd.	2,450	3,056	171	(1)	(62)	-	3,164
China Marine Bunker (PetroChina) Co., Ltd.	740	1,351	71	14	-	(100)	1,336
Mangistau Investment B.V.	176	4,407	1,409	80	(1,115)	-	4,781
Trans-Asia Gas Pipeline Co., Ltd.	14,527	17,774	2,035	1,935	(175)	-	21,569

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	PetroIneos Refining Limited		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Percentage ownership interest (%)	49.90	49.90	32.00	32.00	49.00	49.00
Current assets	1,457	1,373	261,520	173,948	10,823	10,493
Non-current assets	14,364	14,795	228,933	285,805	2,618	2,928
Current liabilities	7,843	7,997	403,052	378,472	6,981	7,184
Non-current liabilities	1,457	1,430	17,234	16,317	3	-
Net assets	6,521	6,741	70,167	64,964	6,457	6,237
Group’s share of net assets	3,254	3,364	22,453	20,788	3,164	3,056
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	3,254	3,364	22,802	21,137	3,164	3,056

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	PetroIneos Refining Limited		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2019	2018	2019	2018	2019	2018
Operating income	4,446	4,588	9,672	8,520	712	706
Net (loss)/profit	(326)	(120)	7,810	7,554	349	315
Other comprehensive income	106	325	1,356	651	(1)	-
Total comprehensive income	(220)	205	9,166	8,205	348	315
Group’s share of total comprehensive income	(110)	102	2,933	2,626	170	154
Dividends received by the Group	-	-	1,268	983	62	63

160	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

Interest in joint ventures

Summarised balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December	December	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018	31, 2019	31, 2018

Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,750	1,893	11,980	11,642	43,258	34,584
Current assets	8,666	7,313	1,211	780	2,680	3,330
Including: cash and cash equivalents	1,206	1,368	292	265	73	81
Non-current liabilities	152	152	3,062	2,740	2,355	2,100
Current liabilities	7,349	6,091	567	868	445	267
Net assets	2,915	2,963	9,562	8,814	43,138	35,547
Net assets attributable to owners of the Company	2,672	2,702	9,562	8,814	43,138	35,547
Group’s share of net assets	1,336	1,351	4,781	4,407	21,569	17,774
Carrying amount of interest in joint ventures	1,336	1,351	4,781	4,407	21,569	17,774

The comprehensive income and dividends received by the group are listed as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	2019	2018	2019	2018	2019	2018
Operating income	42,116	43,924	15,104	16,085	23	14
Finance expenses	(66)	(69)	(185)	32	(22)	4
Including: Interest income	23	18	2	5	51	59
Interest expense	(88)	(96)	(158)	(154)	(57)	(46)
Taxation	(92)	(37)	(925)	(1,077)	–	10
Net profit	142	126	2,818	3,324	4,070	1,931
Other comprehensive income	27	25	160	(304)	3,870	574
Total comprehensive income	169	151	2,978	3,020	7,940	2,505
Group’s share of total comprehensive income	85	76	1,489	1,510	3,970	1,253
Dividends received by the Group	–	8	1,115	1,650	175	–

2019 ANNUAL REPORT	161

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(b) Provision for impairment

	December 31, 2019	December 31, 2018
Associates and joint ventures
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(60)	(92)
	(169)	(201)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2018	Addition	Deduction	December 31, 2019
Daqing Oilfield Company Limited	66,720	66,720	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	-	-	31,314
PetroChina International Company Limited	18,953	18,953	-	-	18,953
PetroChina Pipelines Company Limited	109,216	109,216	-	-	109,216
Other		75,902	10,601	(2,322)	84,181
Total		351,473	10,601	(2,322)	359,752

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	20,604	21,463	4,306	4,604
Non-current assets	186,792	166,153	228,623	224,163
Current liabilities	18,911	14,525	7,631	7,531
Non-current liabilities	25,326	25,963	9,616	6,095
Net assets	163,159	147,128	215,682	215,141

162	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2019	2018	2019	2018
Operating income	47,096	45,618	43,463	43,062
Net profit	14,126	15,563	18,911	19,436
Total comprehensive income	17,879	17,577	18,911	19,436
Profit attributable to non-controlling interests	8,274	8,844	5,246	5,392
Dividends paid to non-controlling interests	1,923	2,038	4,852	7,174

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2019	2018	2019	2018
Net cash inflows from operating activities	17,780	22,467	30,058	29,701

2019 ANNUAL REPORT	163

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

15	FIXED ASSETS

	December 31, 2018	Addition	Reduction	December 31, 2019

Cost
Buildings	237,038	22,741	(7,605)	252,174
Equipment and Machinery	1,102,422	58,722	(7,528)	1,153,616
Motor Vehicles	27,911	1,333	(2,096)	27,148
Other	34,812	2,965	(549)	37,228
Total	1,402,183	85,761	(17,778)	1,470,166

Accumulated depreciation
Buildings	(96,023)	(11,471)	4,415	(103,079)
Equipment and Machinery	(524,804)	(50,436)	5,520	(569,720)
Motor Vehicles	(20,175)	(1,391)	1,714	(19,852)
Other	(14,789)	(1,365)	434	(15,720)
Total	(655,791)	(64,663)	12,083	(708,371)

Fixed assets, net
Buildings	141,015			149,095
Equipment and Machinery	577,618			583,896
Motor Vehicles	7,736			7,296
Other	20,023			21,508
Total	746,392			761,795

Provision for impairment
Buildings	(4,746)	(237)	117	(4,866)
Equipment and Machinery	(45,315)	(1,159)	425	(46,049)
Motor Vehicles	(102)	(4)	10	(96)
Other	(6,923)	(449)	2	(7,370)
Total	(57,086)	(1,849)	554	(58,381)

Net book value
Buildings	136,269			144,229
Equipment and Machinery	532,303			537,847
Motor Vehicles	7,634			7,200
Other	13,100			14,138
Total	689,306			703,414

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2019 was 63,194 (2018: RMB 61,540). Cost transferred from construction in progress to fixed assets was 74,948 (2018: RMB 59,743) .

164	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

In 2019, the provision for impairment losses of the Group’s property, plant and equipment were primarily related to the assets of refing and chemical segment and natural gas and pipeline segment, and the amount was 1,438 (2018: RMB 6,799). Some of the refining and chemical facilities are out of service due to environment protection requirements, technical upgrading and other reasons, and some of the LNG assets have high operating costs and poor efficiency. The carrying amount of these assets has been reduced to the recoverable amount. In 2019, the post-tax discount rate adopted by the Group ranged from 6.4% to 15.4% (2018: 7.3% to 11.5%).

As of December 31, 2019, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to 1,576 (2018: RMB 2,129) .

As of December 31, 2019, the Group has no significant fixed assets which are pledged.

16 OIL AND GAS PROPERTIES

	December 31, 2018	Addition	Reduction	December 31, 2019

Cost
Mineral interests in proved properties	44,541	4,133	(335)	48,339
Mineral interests in unproved properties	29,118	1,605	(2,745)	27,978
Wells and related facilities	2,039,929	182,352	(37,173)	2,185,108
Total	2,113,588	188,090	(40,253)	2,261,425

Accumulated depletion
Mineral interests in proved properties	(12,515)	(3,323)	334	(15,504)
Wells and related facilities	(1,242,837)	(128,522)	27,539	(1,343,820)
Total	(1,255,352)	(131,845)	27,873	(1,359,324)

Oil and gas properties, net
Mineral interests in proved properties	32,026			32,835
Mineral interests in unproved properties	29,118			27,978
Wells and related facilities	797,092			841,288
Total	858,236			902,101

Provision for impairment
Mineral interests in proved properties	(1,342)	(124)	-	(1,466)
Mineral interests in unproved properties	(15,088)	(6,357)	-	(21,445)
Wells and related facilities	(41,331)	(6,813)	768	(47,376)
Total	(57,761)	(13,294)	768	(70,287)

Net book value
Mineral interests in proved properties	30,684			31,369
Mineral interests in unproved properties	14,030			6,533
Wells and related facilities	755,761			793,912
Total	800,475			831,814

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2019 was 128,684 (2018: RMB 130,730). Cost transferred from construction in progress to oil and gas properties was 174,749 (2018: RMB 146,012) .

2019 ANNUAL REPORT	165

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

The Group’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own asset group of oil and gas properties according to the Group’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those asset group with indications of impairment, and report the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Group’s management for review and approval. The Group charged impairment losses in 2019 for oil and gas properties under the exploration and production segment, amounted to 11,562 (2018: RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress under the exploration and production segment), due to the decrease in reserves of asset group of oil and gas properties, high development and production cost and significant drop in economic benefits of asset group of oil and gas properties. The Group wrote down the carrying amount to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2019, the after-tax discount rates adopted by most oil blocks of the Group ranged from 6.4% to 15.4% (2018: 7.3% to 11.5%).

As of December 31,2019, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to 105,610 (December 31, 2018: RMB 101,674). Related depletion charge for the year ended December 31, 2019 was 4,864 (2018: RMB 7,294).

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2018	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2019	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Guangdong Petrochemical Integration of Refining and Chemical Industry	65,430	6,960	1,876	(3)	-	8,833	14%	801	145	Self&loan
Northern part of China-Russia East-route Natural Gas Pipeline	12,732	6,608	2,640	(7,846)	-	1,402	73%	3	-	Self
Shenzhen LNG Emergency Peak-shaving Station Project	5,044	1,098	375	-	-	1,473	29%	84	39	Self&loan
Other		211,226	282,043	(241,848)	(8,900)	242,521		5,070	978
		225,892	286,934	(249,697)	(8,900)	254,229		5,958	1,162
Less:
Provision for impairment		(6,269)	(419)	-	455	(6,233)
		219,623				247,996

For the year ended December 31, 2019, the capitalised interest expense amounted to 1,162 (2018: RMB 1,407). The average annual interest rates used to determine the capitalised amount in 2019 are 4.28% (2018: 4.28%).

166	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December			December
	31, 2018	Addition	Reduction	31, 2019
Cost
Land use rights	77,133	9,587	(373)	86,347
Patents	4,521	39	-	4,560
Other	36,425	3,573	(540)	39,458
Total	118,079	13,199	(913)	130,365

Accumulated amortisation
Land use rights	(17,794)	(3,055)	70	(20,779)
Patents	(3,640)	(142)	-	(3,782)
Other	(18,638)	(2,128)	543	(20,223)
Total	(40,072)	(5,325)	613	(44,784)

Intangible assets, net
Land use rights	59,339			65,568
Patents	881			778
Other	17,787			19,235
Total	78,007			85,581
Provision for impairment	(735)	(16)	2	(749)
Net book value	77,272			84,832

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2019 was 5,259 (2018: RMB 4,630).

19 GOODWILL

	December 31, 2019	December 31, 2018
Cost
PetroChina United Pipelines Co., Ltd.	37,994	37,994
Petroineos Trading Limited	4,718	4,642
Singapore Petroleum Company	3,072	3,022
Other	771	362
Total	46,555	46,020

Provision for impairment	(3,747)	(3,747)
Net book value	42,808	42,273

2019 ANNUAL REPORT	167

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2019, the carrying amount of the goodwill associated with the 2015 acquisition of PetroChina United Pipelines Co., Ltd. (“Pipeline Goodwill”) was RMB 34,285. The impairment test of the Pipeline Goodwill is performed associated with the related West-East Gas Pipeline cash-generating unit. The recoverable amount is determined according to the higher of the cash-generating unit’s fair value less the net amount of disposal expense and the cash-generating unit’s expected present value of future cash flows. The cash flow projection used in the impairment test is based on management’s estimation and judgment of the parameters such as transportation volume, transportation price and operating costs of the West-East Gas Pipeline, and the post-tax discount rate of 7.2% (2018: 8.9%) is used to reflect the specific risks relating to the cash-generating unit. Based on the result of impairment test, no impairment loss was charged for the Pipeline Goodwill for the year ended December 31, 2019 (2018:nil).

For impairment test of the remaining goodwills, the post-tax discount rates ranged from 6.5% to 11.0% (2018: 9.1% to 10.5%), and no impairment loss was charged for remaining goodwill for the year ended December 31, 2019 (2018: RMB 38).

20 LONG-TERM PREPAID EXPENSES

	December 31, 2018	Reclassified to right-of-use assets	Addition	Reduction	December 31, 2019
Advance lease payments	19,382	(17,514)	-	(1,868)	-
Catalyst	4,228	-	2,821	(1,788)	5,261
Other	4,919	-	2,452	(2,374)	4,997
Total	28,529	(17,514)	5,273	(6,030)	10,258

21 PROVISION FOR ASSETS

	December 31, 2018	Addition	Reversal	Write-off and others	December 31, 2019
Bad debts provision	7,492	251	(1,629)	(270)	5,844
Including:
Bad debts provision for accounts receivable	4,053	226	(1,604)	(244)	2,431
Bad debts provision for other receivables	2,741	14	(25)	(26)	2,704
Bad debts provision for advances to suppliers	698	11	-	-	709
Provision for declines in the value of inventories	5,008	1,461	(201)	(4,773)	1,495
Provision for impairment of long-term equity investments	201	6	-	(38)	169
Provision for impairment of fixed assets	57,086	1,438	-	(143)	58,381
Provision for impairment of oil and gas properties	57,761	11,562	-	964	70,287
Provision for impairment of construction in progress	6,269	419	-	(455)	6,233
Provision for impairment of intangible assets	735	16	-	(2)	749
Provision for impairment of goodwill	3,747	-	-	-	3,747
Provision for impairment of other non-current assets	258	12	(1)	(1)	268
Total	138,557	15,165	(1,831)	(4,718)	147,173

168	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2019	December 31, 2018
Mortgage - RMB	24	-
Impawn - USD	1,683	2,135
Impawn - RMB	1	10
Unsecured - RMB	42,198	40,620
Unsecured - USD	21,372	20,879
Unsecured - JPY	3,129	3,055
Unsecured - Other	2,090	3,081
	70,497	69,780

As of December 31, 2019, the fixed assets with carrying amount of RMB 3 and the land use right with carry amount of RMB 18 were used as the mortgage for the mortgage loan, the above impawn USD borrowings were impawned by margin account deposits whose carrying amount was RMB 2,003 (December 31, 2018:RMB 2,563). Impawn RMB loan was impawned by natural gas charging right.

The weighted average interest rate for short-term borrowings as of December 31, 2019 is 2.84% per annum (December 31, 2018: 2.97%).

23 NOTES PAYABLE

As of December 31, 2019 and December 31, 2018, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

The aging of accounts payable are analysed as follows:

	The Group
	December 31, 2019		December 31, 2018
	Amount	Percentage of total balance %	Amount	Percentage of total balance %
Within 1 year	231,595	90	211,344	86
1 to 2 years	13,559	5	15,639	6
2 to 3 years	5,933	2	7,647	3
Over 3 years	9,015	3	12,041	5
	260,102	100	246,671	100

As of December 31, 2019, accounts payable aged over one year amounted to RMB 28,507 (December 31, 2018: RMB 35,327), and mainly comprised of unsettled payables to several suppliers.

2019 ANNUAL REPORT	169

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

25 CONTRACT LIABILITIES

As of December 31, 2019, contract liabilities mainly represented the sales of crude oil, natural gas and refined oil, etc. The contract liabilities aged over one year amounted to RMB 3,297 (December 31, 2018: RMB 4,635). The primary amount of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31,2019.

26 EMPLOYEE COMPENSATION PAYABLE

(1)	Employee compensation payable listed as below

	December 31, 2018	Addition	Reduction	December 31, 2019
Short-term employee benefits	9,848	135,021	(135,036)	9,833
Post-employment benefits - defined contribution plans	337	21,246	(21,251)	332
Termination benefits	4	39	(39)	4
	10,189	156,306	(156,326)	10,169

(2)	Short-term employee benefits

	December 31, 2018	Addition	Reduction	December 31, 2019
Wages, salaries and allowances	4,358	102,592	(103,116)	3,834
Staff welfare	-	9,450	(9,450)	-
Social security contributions	696	9,684	(9,613)	767
Including:
Medical insurance	655	8,495	(8,426)	724
Work-related injury insurance	33	732	(730)	35
Maternity insurance	8	457	(457)	8
Housing provident funds	28	9,359	(9,376)	11
Labour union funds and employee education funds	4,712	3,863	(3,407)	5,168
Other	54	73	(74)	53
	9,848	135,021	(135,036)	9,833

(3) Post-employment benefits-defined contribution plans

	December 31, 2018	Addition	Reduction	December 31, 2019
Basic pension insurance	296	14,251	(14,265)	282
Unemployment insurance	18	493	(492)	19
Annuity	23	6,502	(6,494)	31
	337	21,246	(21,251)	332

As of December 31, 2019, employee benefits payable did not contain any balance in arrears.

170	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

27 TAXES PAYABLE

	December 31, 2019	December 31, 2018

Value added tax payable	4,071	16,168
Income tax payable	7,564	5,728
Consumption tax payable	42,347	45,033
Other	13,400	16,359
	67,382	83,288

28 OTHER PAYABLES

As of December 31, 2019, other payables mainly comprised deposit, earnest money, caution money, insurance payables and cash call payables to joint operation partners, and other payables aged over one year amounted to RMB 9,294 (December 31, 2018: RMB 11,069 ).

29 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2019	December 31, 2018

Long-term borrowings due within one year
Guarantee - RMB	65	63
Guarantee - USD	11,542	1,181
Guarantee - Other	10	21
Impawn - RMB	20	38
Unsecured - RMB	13,307	68,757
Unsecured - USD	31,333	1,338
Unsecured - Other	3,594	665
	59,871	72,063
Debentures payable due within one year	25,472	3,307
Long-term payables due within one year	143	-
Lease liabilities due within one year	7,393	-
	92,879	75,370

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

2019 ANNUAL REPORT	171

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

30 LONG-TERM BORROWINGS

	December 31, 2019	December 31, 2018
Guarantee – RMB	1,324	85
Guarantee – USD	12,973	19,571
Guarantee – Other	16	29
Impawn – RMB	275	315
Unsecured – RMB	157,882	169,162
Unsecured – USD	57,403	57,419
Unsecured – Other	4,409	3,087
	234,282	249,668
Less: Long-term borrowings due within one year (Note 29)	(59,871)	(72,063)
	174,411	177,605

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries. Impawn loan was impawned by natural gas charging right.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2019	December 31, 2018
Between one and two years	20,309	64,689
Between two and five years	135,875	85,010
After five years	18,227	27,906
	174,411	177,605

The weighted average interest rate for long-term borrowings as of December 31, 2019 is 4.08% (December 31, 2018: 4.18%).

The fair value of long-term borrowings amounted to RMB 231,476 (December 31, 2018: RMB 246,437). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above- mentioned borrowings).

172	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

31 DEBENTURES PAYABLE

			Annual
	Issue	Term of	interest	December			December
Debentures’ Name	Date	Debentures	rate%	31, 2018	Addition	Reduction	31, 2019
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	-	-	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	-	-	4,000
2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	20,000	-	-	20,000
Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	3,409	81	(18)	3,472
Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	3,407	82	(18)	3,471
2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5 - year	3.03	8,800	-	-	8,800
2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19, 2016	10 - year	3.50	4,700	-	-	4,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5 - year	3.15	12,700	-	-	12,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10 - year	3.70	2,300	-	-	2,300
2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5 - year	3.08	9,500	-	-	9,500
2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10 - year	3.60	2,000	-	-	2,000
2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5 - year	3.45	15,000			15,000
Kunlun Energy Co., Ltd. Convertible bonds(i)	July 25, 2016	3 - year	1.63	3,308	43	(3,351)
2017 PetroChina Company Limited Corporate Debentures first tranche	August 18, 2017	3 - year ar	4.30	2,000	-	-	2,000
2019 PetroChina Company Limited first tranche medium-term notes - 5 years	January 24, 2019	5 - year	3.45	-	10,000	-	10,000
2019 PetroChina Company Limited second tranche medium-term notes - 5 years	January 24, 2019	5 - year	3.45	-	10,000	-	10,000
2019 PetroChina Company Limited third tranche medium-term notes - 5 years	February 22, 2019	5 - year	3.66	-	10,000	-	10,000
2019 PetroChina Company Limited fourth tranche medium-term notes - 5 years	February 22, 2019	5 - year	3.66	-	10,000	-	10,000
2019 PetroChina Company Limited fifth tranche medium-term notes - 5 years	April 23, 2019	5 - year	3.96		10,000	-	10,000
				95,124	50,206	(3,387)	141,943
Less: Debentures Payable due within one year (Note 29)				(3,307)			(25,472)
				91,817			116,471

2019 ANNUAL REPORT	173

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(i)	The term of convertible bonds issued by Kunlun Energy Company Limited is 3 years. The holders of the bonds are entitled to convert the bonds from September 4, 2016 and thereafter till the tenth day before the expiration date.

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2019, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 8,000 (December 31, 2018: RMB 8,000).

The fair value of the debentures amounted to RMB 140,331 (December 31, 2018: RMB 93,441). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

32 PROVISIONS

	December 31, 2018	Addition	Reduction	December 31, 2019
Asset retirement obligations	132,780	7,551	(2,396)	137,935

Asset retirement obligations are related to oil and gas properties.

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2019		December 31, 2018
		Deductible		Deductible
	Deferred	Temporary	Deferred	Temporary
	tax assets	Differences	tax assets	Differences
Provision for impairment of assets	10,856	45,764	9,014	51,057
Wages and welfare	1,590	7,411	1,377	7,330
Carry forward of losses	20,391	193,674	26,027	250,121
Other	12,714	61,973	13,162	68,054
	45,551	308,822	49,580	376,562

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

174	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax liabilities

	December 31, 2019		December 31, 2018
		Taxable		Taxable
	Deferred	temporary	Deferred	Temporary
	tax liabilities	differences	tax liabilities	Differences

Depreciation and depletion of fixed assets and oil and gas properties	27,646	100,506	27,943	101,576
Other	15,064	59,866	15,161	69,711
	42,710	160,372	43,104	171,287

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2019	December 31, 2018
Deferred tax assets	24,259	23,498
Deferred tax liabilities	21,418	17,022

34 SHARE CAPITAL

	December 31, 2019	December 31, 2018
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

2019 ANNUAL REPORT	175

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December			December
	31, 2018	Addition	Reduction	31, 2019
Capital premium	86,225	120	(2,007)	84,338
Other capital surplus
Capital surplus under the old CAS	40,955	-	-	40,955
Other	2,019	2	-	2,021
	129,199	122	(2,007)	127,314

36 SURPLUS RESERVES

	December			December
	31, 2018	Addition	Reduction	31, 2019
Statutory Surplus Reserves	194,205	3,037	-	197,242
Discretionary Surplus Reserves	40	-	-	40
	194,245	3,037	-	197,282

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2019 (2018: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2019
Undistributed profits at beginning of the period	726,168
Add: Net profit attributable to equity holders of the Company	45,677
Less: Appropriation to statutory surplus reserves	(3,037)
Dividends payable to ordinary shares	(30,684)
Undistributed profits at end of the period	738,124

176	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

At the third meeting of the Board of Directors in 2020, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2019 of RMB 0.06601 yuan per share, amounting to a total of RMB 12,081, according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders’ meeting and is not recognised as liabilities as at December 31, 2019.

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries:

		Profit or loss
	Percentage of	attributable	Dividends	Balance of
	shares held by	to non-	declared to	Non
	non-controlling	controlling	non-controlling	Controlling
	interests %	interests	interests	Interests

CNPC Exploration and Development Company Limited	50.00	8,274	1,923	83,347
PetroChina Pipelines Company Limited	27.74	5,246	4,852	59,830
KunLun Energy Company Limited	45.62	6,374	3,773	50,400
PetroKazakhstan Inc.	33.00	108	46	1,463
Others				19,110
				214,150

39 OPERATING INCOME AND COST OF SALES

	The Group
	2019		2018
	Income	Cost	Income	Cost
Principal operations (b)	2,458,600	1,941,729	2,320,432	1,784,289
Other operations (c)	58,210	60,674	54,502	55,273
Total	2,516,810	2,002,403	2,374,934	1,839,562
Including: Revenue from contracts with customers (a)	2,515,660		2,374,124
Other revenue	1,150		810

	The Company
	2019		2018
	Income	Cost	Income	Cost
Principal operations (b)	1,320,273	1,010,193	1,315,484	981,276
Other operations (c)	43,605	43,801	39,780	39,018
Total	1,363,878	1,053,994	1,355,264	1,020,294
Including: Revenue from contracts with customers (a)	1,363,258		1,354,736
Other revenue	620		528

2019 ANNUAL REPORT	177

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(a) Revenue from contracts with customers

December 31, 2019 Contract classification	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of merchandise
Crude oil	476,974	-	605,541	-	-	1,082,515
Natural Gas	110,837	-	238,999	291,641	-	641,477
Refining Products	-	738,116	1,268,889	-	-	2,007,005
Petrochemicals Products	-	157,044	28,348	-	-	185,392
Pipeline transportation business	-	-	-	70,568	-	70,568
Non-Oil Sales in Gas Stations	-	-	21,146	-	-	21,146
Others	88,284	7,312	2,239	28,341	3,684	129,860
Intersegment elimination	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)
Total	123,423	190,294	1,850,005	349,898	2,040	2,515,660
Geographical classification
Mainland China	41,596	190,294	891,731	349,898	2,040	1,475,559
Others	81,827	-	958,274	-	-	1,040,101
Total	123,423	190,294	1,850,005	349,898	2,040	2,515,660

December 31, 2018 Contract classification	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of merchandise
Crude oil	477,512	-	440,560	-	-	918,072
Natural gas	104,927	-	222,387	256,810	-	584,124
Refining products	-	739,532	1,285,065	-	-	2,024,597
Chemical products	-	164,229	30,894	-	-	195,123
Pipeline transportation business	-	-	-	70,068	-	70,068
Non-oil sales in gas stations	-	-	22,274	-	-	22,274
Others	76,044	7,292	1,722	35,545	2,372	122,975
Intersegment elimination	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)
Total	119,188	204,494	1,722,152	326,524	1,766	2,374,124
Geographical classification
Mainland China	41,791	204,494	962,950	326,524	1,766	1,537,525
Others	77,397	-	759,202	-	-	836,599
Total	119,188	204,494	1,722,152	326,524	1,766	2,374,124

178	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

	The Company
Contract classification	2019	2018
Type of merchandise
Crude oil	375,663	376,587
Natural gas	421,586	384,811
Refining products	1,347,809	1,374,744
Chemical products	156,867	163,740
Pipeline transportation business	9,541	9,191
Non-oil sales in gas stations	17,829	18,519
Others	57,354	50,180
Intersegment elimination	(1,023,391)	(1,023,036)
Total	1,363,258	1,354,736

(b) Income and cost of sales from principal operations

	The Group
	2019		2018
	Income	Cost	Income	Cost
Exploration and Production	654,225	465,969	638,551	445,889
Refining and Chemicals	895,160	656,179	903,761	642,511
Marketing	2,141,910	2,083,646	1,978,906	1,924,423
Natural Gas and Pipeline	384,438	353,235	356,937	329,163
Head Office and Other	479	282	183	180
Intersegment elimination	(1,617,612)	(1,617,582)	(1,557,906)	(1,557,877)
Total	2,458,600	1,941,729	2,320,432	1,784,289

	The Company
	2019
	Income	Cost	Income	Cost
Exploration and Production	505,229	402,080	496,708	391,148
Refining and Chemicals	746,069	551,401	760,692	540,937
Marketing	758,612	732,446	777,528	752,011
Natural Gas and Pipeline	328,875	342,945	298,214	314,808
Head Office and Other	479	282	175	176
Intersegment elimination	(1,018,991)	(1,018,961)	(1,017,833)	(1,017,804)
Total	1,320,273	1,010,193	1,315,484	981,276

2019 ANNUAL REPORT	179

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(c) Income and cost of sales from other operations

	The Group
	2019		2018
	Income	Cost	Income	Cost
Sale of materials	10,861	10,568	8,580	8,270
Other	47,349	50,106	45,922	47,003
Total	58,210	60,674	54,502	55,273

	The Company
	2019		2018
	Income	Cost	Income	Cost
Sale of materials	9,840	9,287	7,387	6,607
Other	33,765	34,514	32,393	32,411
Total	43,605	43,801	39,780	39,018

40 TAXES AND SURCHARGES

	2019	2018
Consumption tax	164,973	152,494
Resource tax	24,388	24,339
City maintenance and construction tax	16,001	16,558
Educational surcharge	11,732	11,417
Crude oil special gain levy	771	4,750
Others	9,040	9,733
	226,905	219,291

41 SELLING EXPENSES

	2019	2018
Employee compensation costs	24,507	23,599
Depreciation, depletion and amortisation	14,266	8,540
Transportation expenses	16,163	14,421
Lease, packing, warehouse storage expenses	3,329	8,079
Others	15,843	14,444
	74,108	69,083

180	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2019	2018
Employee compensation costs	31,020	31,077
Depreciation, depletion and amortisation	7,004	5,656
Repair expenses	7,510	8,104
Lease, packing, warehouse storage expenses	1,090	6,871
Safety fund	6,239	5,809
Technology service expense	1,256	944
Other taxes	892	749
Others	6,746	8,938
	61,757	68,148

43 RESEARCH AND DEVELOPMENT EXPENSES

	2019	2018
Employee compensation costs	6,953	5,885
Depreciation, depletion and amortisation	1,506	1,388
Fuel and material consumption	968	868
Others	6,239	4,685
	15,666	12,826

44 FINANCE EXPENSES

	2019	2018
Interest expenses	31,571	24,125
Include: Interest expenditure on lease liabilities	7,476	-
Less: Capitalized interest	(1,162)	(1,407)
Less: Interest income	(3,631)	(3,779)
Exchange losses	10,016	11,581
Less: Exchange gains	(10,017)	(12,701)
Others	1,039	1,060
	27,816	18,879

2019 ANNUAL REPORT	181

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

45 OTHER INCOME

	2019	2018
Refund of import value-added tax, relating to the import of natural gas	4,910	5,908
Refund of value-added tax, relating to the change from business tax to value-added tax	2,093	2,528
Others	4,264	2,419
	11,267	10,855

46 INVESTMENT INCOME

	The Group
	2019	2018
Gains on investments in other equity instruments	22	52
Share of profit of associates and joint ventures	8,229	11,647
Disposal of income from associates and joint ventures	238	7
Gains on disposal of subsidiaries	49	45
Others	329	205
	8,867	11,956

	The Company
	2019	2018
Gains on investments in other equity instruments	13	12
Share of profit of associates and joint ventures	4,108	6,367
Dividends declared by subsidiaries	22,285	29,213
Disposal of income from associates and joint ventures	227	6
Losses on disposal of subsidiaries	(17)	(158)
Others	-	27
	26,616	35,467

47 CREDIT LOSSES

	2019	2018
Accounts receivable	(1,378)	(617)
Other receivables	(11)	112
Others	11	11
	(1,378)	(494)

182	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019

(All amounts in RMB millions unless otherwise stated)

48 ASSET IMPAIRMENT LOSSES

	2019	2018
Impairment losses for bad debts provision	11	509
Impairment losses for declines in the value of inventories	1,260	4,230
Impairment losses for fixed assets and oil and gas properties	13,000	26,655
Impairment losses for construction in progress	419	3,270
Impairment losses for goodwill	-	38
Impairment losses for other non-current assets	22	39
	14,712	34,741

49 GAINS FROM ASSET DISPOSALS

	2019	2018	Amount recognised in non-recurring profit or loss in 2019
Gains from disposal of fixed assets and oil and gas properties	302	179	302
Gains from disposal of construction in progress	-	4	-
Gains from disposal of intangible assets	119	321	119
Gains from disposal of other long-term assets	144	169	144
	565	673	565

50 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2019	2018	Amount recognised in non-recurring profit or loss in 2019
Government grants	1,014	920	1,014
Other	3,957	2,298	3,957
	4,971	3,218	4,971

(b) Non-operating expenses

	2019	2018	Amount recognised in non-recurring profit or loss in 2019
Fines	168	226	168
Donation	353	341	353
Extraordinary loss	1,427	915	1,427
Damage or scrapping of non-current assets	10,111	16,940	10,111
Other	5,219	4,414	5,219
	17,278	22,836	17,278

2019 ANNUAL REPORT	183

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

51	TAXATION

	2019	2018
Income taxes	32,718	34,983
Deferred taxes	3,485	7,807
	36,203	42,790

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2019	2018
Profit before taxation	103,213	116,764
Tax calculated at a tax rate of 25%	25,803	29,191
Tax return true-up	691	554
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	6,112	4,414
Effect of preferential tax rate	(5,529)	(3,855)
Tax effect of income not subject to tax	(3,767)	(3,278)
Tax effect of expenses not deductible for tax purposes	4,479	8,278
Tax effect of temporary differences and losses unrecognised at deferred tax assets	8,414	7,486
Taxation	36,203	42,790

52  EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2019 and 2018 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

184	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

53	OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to equity holders of the Company	December 31, 2018	Addition	Reduction	December 31, 2019
Items that will not be reclassified to profit or loss

Including: Changes in fair value of investments in other equity instruments	227	108	(12)	323

Items that may be reclassified to profit or loss

Including: Other comprehensive income recognized under equity method	486	451	(34)	903

Translation differences arising from translation of foreign currency financial statements	(33,067)	6,248	(2,120)	(28,939)
Others	(43)	-	-	(43)
Total	(32,397)	6,807	(2,166)	(27,756)

54	SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2019	2018
Operating income	2,516,810	2,374,934
Less: Changes in inventories of finished goods and work in progress	4,912	24,013
Raw materials and consumables used	(1,702,746)	(1,577,797)
Employee benefits expenses	(154,318)	(144,391)
Depreciation, depletion and amortisation expenses	(211,847)	(202,355)
Reversal of credit losses	1,378	494
Assets impairment losses	(14,712)	(34,741)
Lease expenses	(3,514)	(17,802)
Finance expenses	(27,816)	(18,879)
Other expenses	(292,627)	(267,094)
Operating profit	115,520	136,382

2019 ANNUAL REPORT	185

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

55	NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a)	Reconciliation from the net profit to the cash flows from operating activities

	The Group		The Company
	2019	2018	2019	2018
Net profit	67,010	73,974	30,366	54,760
Add: Impairment of asset, net	14,712	34,741	7,267	9,815
Credit losses	(1,378)	(494)	(1,461)	(1,055)
Depreciation and depletion of fixed asset	63,194	61,540	36,274	34,236
Depreciation and depletion of oil and gas properties	128,684	130,730	81,778	79,793
Depreciation and depletion of right-of-use assets	11,977	-	7,492	-
Amortisation of intangible assets	5,259	4,630	4,385	3,755
Amortisation of long-term prepaid expenses	2,733	5,455	2,176	4,677
Gains on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	(565)	(673)	(589)	(481)
Damage or scrapping of fixed assets and oil and gas properties	10,111	16,940	6,078	10,532
Capitalised exploratory costs charged to expense	8,900	8,579	7,826	7,823
Safety fund reserve	(1,318)	608	(860)	(130)
Finance expenses	26,778	18,939	20,168	15,686
Investment income	(8,867)	(11,956)	(26,616)	(35,467)
Changes in deferred taxation	3,485	7,807	3,171	5,442
Increase in inventories	(5,624)	(34,705)	(2,827)	(20,860)
(Increase) / decrease in operating receivables	(5,017)	(9,280)	6,531	15,238
Increase in operating payables	39,536	46,421	15,307	28,331
Net cash flows from operating activities	359,610	353,256	196,466	212,095

(b)	Net increase/(decrease) in cash and cash equivalents

	The Group		The Company
	2019	2018	2019	2018
Cash at the end of the period	86,409	85,954	4,636	13,109
Less: Cash at the beginning of the period	(85,954)	(123,700)	(13,109)	(44,432)
Add: Cash equivalents at the end of the period	-	-	-	-
Less: Cash equivalents at the beginning of the period	-	-	-	-
Increase /(decrease) in cash and cash equivalents	455	(37,746)	(8,473)	(31,323)

186	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(c)	Cash and cash equivalents

	The Group		The Company
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cash at bank and on hand	110,665	95,489	6,636	15,309
Less: Time deposits with maturities over 3 months	(24,256)	(9,535)	(2,000)	(2,200)
Cash and cash equivalents at the end of the period	86,409	85,954	4,636	13,109

56	LEASING

 The leases where the Group is a lessee

Right-of-use assets

	January 1, 2019	Addition	Reduction	December 31, 2019
Cost
Land	94,318	10,503	-	104,821
Buildings	83,552	8,368	-	91,920
Equipment and Machinery	2,295	639	-	2,934
Other	1,617	451	-	2,068
Total	181,782	19,961	-	201,743

Accumulated depreciation Land	-	(3,623)	-	(3,623)
Buildings	-	(7,369)	-	(7,369)
Equipment and Machinery	-	(718)	-	(718)
Other	-	(401)	-	(401)
Total	-	(12,111)	-	(12,111)

Net book value Land	94,318			101,198
Buildings	83,552			84,551
Equipment and Machinery	2,295			2,216
Other	1,617			1,667
Total	181,782			189,632

The lease term of the Group’s lease land use right ranges from two to thirty years. The lease underlying assets classified as buildings are mainly the leased gas filling station, oil and gas storage and office building. The lease underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

2019 ANNUAL REPORT	187

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

Lease Liabilities

December 31, 2019
Lease liabilities	171,536
Less: Lease liabilities due within one year (Note 29)	(7,393)
164,143

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2019 was RMB 11,977.

Analysis of the undiscounted cash flow of the lease liability is as follows:

December 31, 2019
Within one year	14,304
Between one to two years	13,569
Between two to five years	37,531
Over five years	210,750
276,154

57	SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

188	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2019 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	676,320	902,679	2,165,391	391,023	3,700	4,139,113
Less: Intersegment revenue	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)
Revenue from external customers	123,648	190,501	1,850,234	350,371	2,056	2,516,810
Segment expenses (i)	(414,958)	(402,341)	(1,443,752)	(91,916)	(16,605)	(2,369,572)
Segment result	116,663	17,480	1,698	25,440	(14,043)	147,238
Unallocated expenses						(31,718)
Operating profit						115,520
Segment assets	1,566,633	366,090	543,488	546,011	1,435,828	4,458,050
Other assets						29,908
Elimination of intersegment balances (ii)						(1,754,768)
Total assets						2,733,190
Segment liabilities	720,028	132,018	324,822	277,370	594,000	2,048,238
Other liabilities						88,800
Elimination of intersegment balances (ii)						(848,426)
Total liabilities						1,288,612
Depreciation, depletion and amortisation	(147,295)	(23,566)	(17,131)	(21,969)	(1,886)	(211,847)
Asset impairment losses	11,542	1,497	1,214	459	-	14,712
Credit losses	38	(22)	(66)	(1,324)	(4)	(1,378)
Capital expenditures	230,117	21,279	17,618	27,004	758	296,776

2019 ANNUAL REPORT	189

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2018 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	658,712	911,224	2,003,105	362,626	2,376	3,938,043
Less: Intersegment revenue	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)
Revenue from external customers	119,417	204,665	1,722,355	326,727	1,770	2,374,934
Segment expenses (i)	(416,634)	(400,464)	(1,291,940)	(72,480)	(16,537)	(2,198,055)
Segment result	114,388	50,755	450	25,670	(14,384)	176,879
Unallocated expenses						(40,497)
Operating profit						136,382
Segment assets	1,267,062	325,721	447,299	526,573	1,396,183	3,962,838
Other assets						24,759
Elimination of intersegment balances (ii)						(1,546,428)
Total assets						2,441,169
Segment liabilities	466,097	59,139	239,187	158,153	566,129	1,488,705
Other liabilities						100,310
Elimination of intersegment balances (ii)						(557,022)
Total liabilities						1,031,993
Depreciation, depletion and amortisation	(143,510)	(21,978)	(13,519)	(21,508)	(1,840)	(202,355)
Asset impairment losses	25,873	3,742	4,404	724	(2)	34,741
Credit losses	29	(7)	411	(932)	5	(494)
Capital expenditures	196,109	15,419	17,010	26,502	1,066	256,106

(i)	Segment expenses include cost of sales , taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.

(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2019	2018
Mainland China	1,476,693	1,538,315
Other	1,040,117	836,619
	2,516,810	2,374,934

Non-current assets (i)	December 31, 2019	December 31, 2018
Mainland China	2,027,541	1,782,762
Other	213,427	192,807
	2,240,968	1,975,569

(i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

190	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

58  FINANCIAL RISK MANAGEMENT

1. Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(1) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(a) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(b) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings(Including debentures payable). The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings and debentures payable, together with their respective interest rates and maturity dates, is included in Note 30 and 31.

(c) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently

2019 ANNUAL REPORT	191

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(2) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 8.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and receivables financing included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings, debentures payable and lease liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 30, 31 and 56.

2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings, debentures payable and ultra short-term financing bond. The gearing ratio at December 31, 2019 is 24.4% (December 31, 2018: 22.7%).

192	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

3. Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2019 and 2018 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable , other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 30 and Note 31, respectively.

The investment in other equity instruments and receivables financing are measured at fair value at the end of the reporting period. The fair value of the investment in other equity instruments is mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. Receivables financing are short-term bills of acceptance issued by banks, their fair value approximate the face value of the bill.

59  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities

China National Petroleum Corporation	Limited liability company (wholly state-owned)	PRC	Dai Houliang	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2019		December 31, 2018
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	80.41	80.41	81.03	81.03

2019 ANNUAL REPORT	193

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
PetroIneos Refining Limited	Associate
China Petroleum Finance Co., Ltd.	Associate
CNPC Captive Insurance Co., Ltd.	Associate
China National Aviation Fuel Group Limited	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Joint venture
Mangistau Investment B.V.	Joint venture
Trans-Asia Gas Pipeline Co., Ltd.	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau Co., Ltd.	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau Co., Ltd.	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau Co., Ltd.	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation Co., Ltd.	Fellow subsidiary of CNPC
China National United Oil Co., Ltd.	Fellow subsidiary of CNPC

194	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement includes all the terms of the existing Comprehensive Products and Services Agreement.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing On August 24, 2017, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,773 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 5,783. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. On August 24, 2017, the Company and CNPC entered into a New Buildings Leasing Contract which took effect on January 1, 2018. The Revised Buildings Leasing Contract was terminated on the effective date of the New Buildings Leasing Contract. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at rental payable approximately RMB 730. The New Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

2019 ANNUAL REPORT	195

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

	Notes	2019	2018
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	99,279	83,670
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	175,771	147,992
Fees for production services	(3)	147,045	151,509
Social services charges	(4)	2,012	3,330
Ancillary services charges	(5)	1,451	4,032
Material supply services	(6)	33,246	30,475
Financial services
Interest income	(7)	460	535
Interest expense	(8)	7,776	10,911
Other financial service expense	(9)	983	1,059
Rental and other expenses paid to CNPC and its fellow subsidiaries	(10)	10,106	7,092
Purchases of assets from CNPC and its subsidiaries	(11)	1,701	1,195

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CNPC and its fellow subsidiaries as of December 31, 2019 were RMB 28,304 (December 31, 2018: RMB 22,532 ).

(8)	The loans from CNPC and its fellow subsidiaries including long-term borrowings, long-term borrowings due within one year and short-term borrowings as of December 31, 2019 were RMB 179,699 (December 31, 2018: RMB 196,161).

(9)	Other financial service expense primarily refers to expense of insurance and other services.

(10)	Rental and other expenses paid to CNPC and its subsidiaries refer to: 1) Rental was calculated and paid in accordance with the Building and Land Use Rights leasing contract between the group and CNPC. 2) Rents and other payments (including all rents, leasing service fees and prices for exercising purchase options) were paid according to other lease agreements entered in to by the Group and CNPC and its fellow subsidiaries.

(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

196	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

2019		2018
(a) Sales of goods
- Crude Oil	3,178	4,961
- Refined products	28,814	22,837
- Chemical products	1,307	1,676
- Natural Gas	358	194
(b) Sales of services	46	34
(c) Purchases of goods	27,265	26,095
(d) Purchases of services	2,012	1,479

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2019, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 3,918 (December 31, 2018:RMB 4,119) and the loans provided to the Company by its subsidiaries amounted to RMB 39,397 (December 31, 2018:RMB 38,980).

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 29, Note 30 and Note 31.

(7)    Receivables and payables with related parties

(a)   Receivables from related parties

	December 31, 2019	December 31, 2018
CNPC and its subsidiaries
Accounts receivable	11,646	10,905
Other receivables	4,616	5,005
Advances to suppliers	6,399	6,113
Other non-current assets	8,135	5,442

Associates and joint ventures
Accounts receivable	1,143	998
Advances to suppliers	123	339
Other current assets	11,951	7,852
Other non-current assets	8,107	11,069
Other receivables	302	10

2019 ANNUAL REPORT	197

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2019, the provisions for bad debts of the receivables from related parties amounted to RMB 5 (December 31, 2018: RMB 7 ).

As of December 31, 2019, the receivables from related parties represented 36% (December 31, 2018: 31%) of total receivables.

(b) Payables to related parties

	December 31, 2019	December 31, 2018
CNPC and its subsidiaries
Notes payable	449	845
Accounts payable	56,661	58,359
Other payables	3,131	4,602
Contract liabilities	718	505
Lease liabilities (including lease liabilities due within one year)	139,250	-
Other non-current liabilities	827	2,296

Associates and joint ventures
Accounts payable	894	638
Other payables	70	67
Contract liabilities	74	63

As of December 31, 2019, the payables to related parties represented 36% (December 31, 2018: 18%) of total payables.

(8) Key management personnel compensation

	2019 RMB’000	2018 RMB’000
Key management personnel compensation	14,838	15,166

60 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2019 and 2018, the Group did not guarantee related parties or third parties any significant borrowings or others.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

198	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

61 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 under non-cancellable operating leases are as follows:

December 31, 2018
Within one year	12,664
Between one and two years	10,917
Between two and three years	9,561
Thereafter	194,793
227,935

(2) Capital commitments

As of December 31, 2019, the Group’s capital commitments contracted but not provided for were RMB 56,856 (December 31, 2018: RMB 41,989).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 535 for the year ended December 31, 2019 (2018: RMB 650).

2019 ANNUAL REPORT	199

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 (All amounts in RMB millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2019	December 31, 2018
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

62 EVENTS AFTER THE BALANCE SHEET DATE

(1) Impact of COVID-19

January 2020 witnessed an outbreak of COVID-19, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil in the market, along with a slowdown in the growth of market appetite for natural gas, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

(2) Short-term readjustment of natural gas price

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) ( 关於阶段性降低非居民用气成本支持企业复工复產的通知》（发改价格〔2020〕257 号 ) (the “Notice”) pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group will be affected to certain extent , however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

(3) The price of international crude oil fell sharply

Since the beginning of March 2020, due to the failure to reach an agreement to reduce production by Petroleum Production Reduction Alliance, coupled with the unfavourable outlook of the world economy affected by the COVID-19, international crude oil prices have fallen sharply. On March 9, 2020, the futures prices of North Sea Brent crude oil and WTI crude oil fell by 24.1% and 24.6%, respectively in a single day. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

200	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2019
(All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1 NON-RECURRING PROFIT/LOSS ITEMS

	2019	2018
Net losses on disposal of non-current assets	(9,546)	(16,267)
Government grants recognised in the income statement	1,014	920
Reversal of provisions for bad debts against receivables	1,629	1,370
Net gains arising from the disposal of associates and joint ventures	238	7
Net gains arising from the disposal of the subsidiary	49	45
Other non-operating income and expenses	(3,210)	(3,598)
	(9,826)	(17,523)
Tax impact of non-recurring profit/loss items	1,913	3,782
Impact of non-controlling interests	105	126
Total	(7,808)	(13,615)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 67,015 and RMB 67,010, respectively, with a difference of RMB 5; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,444,305 and RMB 1,444,578, respectively, with a difference of RMB 273. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2019 ANNUAL REPORT	201

KPMG 8th Floor, Prince’s Building Central, Hong Kong G P O Box 50, Hong Kong Telephone + 852 2522 6022 Fax + 852 2845 2588 Internet kpmg.com/cn

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(established in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of PetroChina Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 211 to 273, which comprise the consolidated statement of financial position as at December 31, 2019, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2019 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

202	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of oil and gas properties
Refer to notes 3(f), 3(g), 5(b) and 16 to the consolidated financial statements
The Key Audit Matter	How the matter was addressed in our audit

Oil and gas properties as included in property, plant and equipment amounted to Renminbi (“RMB”) 831,814 million as at December 31, 2019 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2019 were RMB 11,562 million.

The Company allocates oil and gas properties to separately identifiable cash-generating units (“CGUs”) and reviews these CGUs for possible impairment by considering events or changes in circumstances indicating that their carrying amounts may not be recoverable. Such events and changes in circumstances include the economic impact on these CGUs resulting from lower oil and gas prices, higher production costs and decline in oil and gas reserve volumes as estimated by the reserves specialists in accordance with recognized industry standards.

For those CGUs where an impairment indicator is identified, the Company compares the carrying amount of individual CGU with its recoverable amount, which is estimated by calculating the value in use using a discounted cash flow forecast, to determine the impairment loss to be recognized, if any.

The primary procedures we performed to address this key audit matter included the following:

•     tested certain internal controls over the processes for impairment assessment of oil and gas properties;

•     evaluated the Company’s identification of CGUs, allocation of assets to those CGUs and identification of impairment indicators;

•     assessed the competence, capabilities and objectivity of the Company’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

•     evaluated the future selling prices for crude oil and natural gas used in the discounted cash flow forecasts by comparing them with the Company’s business plans and forecasts by external analysts;

•     evaluated the future production costs and future production profiles used in the discounted cash flow forecasts by comparing them with oil and gas reserves reports issued by the reserves specialists;

2019 ANNUAL REPORT	203

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of oil and gas properties (continued)
Refer to notes 3(f), 3(g), 5(b) and 16 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit
We identified assessment of impairment of oil and gas properties as a key audit matter because the recoverable amounts of these CGUs are sensitive to the changes to future selling prices and production costs for crude oil and natural gas; future production profiles; and discount rates and therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of oil and gas properties.

•     involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

•     compared the actual results for the current year with the Company’s forecasts prepared in the prior year to assess the historical accuracy of the Company’s forecasting process.

204	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited
Refer to notes 3(h), 5(c) and 21 to the consolidated financial statements
The Key Audit Matter	How the matter was addressed in our audit

As at December 31, 2019, the carrying amount of the goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”) was RMB34,285 million.

The Company performs impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGU containing the Pipeline Goodwill with its recoverable amount by calculating the value in use using a discounted cash flow forecast to determine if any impairment is required.

The primary procedures we performed to address this key audit matter included the following:

•     tested certain internal controls over the processes for impairment assessment of the Pipeline Goodwill;

•     evaluated the Company’s identification of CGU to which the Pipeline Goodwill was allocated and the allocation of other assets to that CGU;

•     evaluated the discounted cash flow forecast prepared by the Company by taking into account our understanding and knowledge of the pipeline industry, including comparing the forecast transportation volume with historical data and transportation capacity, comparing forecast operating costs with historical data and relevant budget and comparing the forecast transportation price with relevant government regulations;

2019 ANNUAL REPORT	205

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)
Refer to notes 3(h), 5(c) and 21 to the consolidated financial statements
The Key Audit Matter	How the matter was addressed in our audit
We identified assessment of impairment of the Pipeline Goodwill as a key audit matter because the recoverable amount of the CGU containing the Pipeline Goodwill is sensitive to the changes to forecast transportation volume, transportation price and operating costs, and discount rate and therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of Pipeline Goodwill.

•     involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rate applied in the discounted cash flow forecast against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry;

•     compared the forecast transportation volume, transportation price and operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess historical accuracy of the Company’s forecasting process; and

•     evaluated the Company’s sensitivity analyses on the key assumptions adopted in the discounted cash flow forecast, including discount rate, operating costs and transportation volume, and the impact of changes in the key assumptions on the Company’s impairment assessment.

206	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

2019 ANNUAL REPORT	207

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

208	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•     Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

2019 ANNUAL REPORT	209

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Chung Chuen.

KPMG

Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road

Central, Hong Kong

March 26, 2020

210	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2019

(Amounts in millions, except for the per share data)

	Notes	2019	2018Note
		RMB	RMB
REVENUE	6	2,516,810	2,374,934
OPERATING EXPENSES
Purchases, services and other		(1,697,834)	(1,553,784)
Employee compensation costs	8	(154,318)	(144,391)
Exploration expenses, including exploratory dry holes		(20,775)	(18,726)
Depreciation, depletion and amortisation		(225,262)	(232,276)
Selling, general and administrative expenses		(68,596)	(74,477)
Taxes other than income taxes	9	(228,436)	(220,677)
Other income/(expenses) net		173	(7,661)
TOTAL OPERATING EXPENSES		(2,395,048)	(2,251,992)
PROFIT FROM OPERATIONS		121,762	122,942
FINANCE COSTS
Exchange gain		10,017	12,701
Exchange loss		(10,016)	(11,581)
Interest income		3,631	3,779
Interest expense	10	(30,409)	(22,718)
TOTAL NET FINANCE COSTS		(26,777)	(17,819)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		8,229	11,647
PROFIT BEFORE INCOME TAX EXPENSE	7	103,214	116,770
INCOME TAX EXPENSE	12	(36,199)	(42,790)
PROFIT FOR THE YEAR		67,015	73,980
OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		156	(201)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		8,357	(2,667)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		417	220
OTHER COMPREHENSIVE INCOME, NET OF TAX		8,930	(2,648)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		75,945	71,332
PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		45,682	53,036
Non-controlling interests		21,333	20,944
		67,015	73,980
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		50,323	48,072
Non-controlling interests		25,622	23,260
		75,945	71,332
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.25	0.29

The accompanying notes are an integral part of these financial statements.

Note ： The comparative amounts in the financial statements are presented as if DalianWest Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) had been consolidated from the beginning of the earliest financial year presented (see Note: 42). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(aa)).

2019 ANNUAL REPORT	211

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2019

(Amounts in millions)

	Notes	2019	2018Note
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,783,224	1,709,388
Investments in associates and joint ventures	17	102,073	89,362
Equity investments measured at fair value through other comprehensive income	18	922	738
Advance operating lease payments	20	-	78,240
Right-of-use assets	43	254,736	-
Intangible and other non-current assets	21	100,663	98,309
Deferred tax assets	32	24,259	23,498
Time deposits with maturities over one year		120	3,101
TOTAL NON-CURRENT ASSETS		2,265,997	2,002,636
CURRENT ASSETS
Inventories	22	181,921	177,577
Accounts receivable	23	64,184	59,522
Prepayments and other current assets	24	103,127	89,345
Notes receivable	25	7,016	16,308
Time deposits with maturities over three months but within one year		24,256	9,535
Cash and cash equivalents	26	86,409	85,954
TOTAL CURRENT ASSETS		466,913	438,241
CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	328,314	299,848
Contract liabilities	28	82,490	68,144
Income taxes payable		7,564	5,728
Other taxes payable		59,818	77,560
Short-term borrowings	29	175,840	145,150
Lease liabilities	43	7,393	-
TOTAL CURRENT LIABILITIES		661,419	596,430
NET CURRENT LIABILITIES		(194,506)	(158,189)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,071,491	1,844,447
EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	30	183,021	183,021
Retained earnings		743,124	731,163
Reserves	31	304,011	299,599
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,230,156	1,213,783
NON-CONTROLLING INTERESTS		214,149	195,108
TOTAL EQUITY		1,444,305	1,408,891
NON-CURRENT LIABILITIES
Long-term borrowings	29	290,882	269,422
Asset retirement obligations	33	137,935	132,780
Lease liabilities	43	164,143	-
Deferred tax liabilities	32	21,411	17,015
Other long-term obligations		12,815	16,339
TOTAL NON-CURRENT LIABILITIES		627,186	435,556
TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,071,491	1,844,447

The accompanying notes are an integral part of these financial statements.

Note :   The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note 42). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(aa)).

Chairman Dai Houliang	Director and President Duan Liangwei	Chief Financial Officer Chai Shouping

212	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

(Amounts in millions)

	2019	2018 Note
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	67,015	73,980
Adjustments for:
Income tax expense	36,199	42,790
Depreciation, depletion and amortisation	225,262	232,276
Capitalised exploratory costs charged to expense	8,900	8,579
Safety fund reserve	(1,318)	608
Share of profit of associates and joint ventures	(8,229)	(11,647)
(Reversal)/accrual of provision for impairment of receivables, net	(1,367)	15
Write down in inventories, net	1,260	4,230
Impairment of other non-current assets	22	77
Loss on disposal of property, plant and equipment	9,809	16,761
Gain on disposal of other non-current assets	(501)	(501)
Gain on disposal of subsidiaries	(49)	(45)
Dividend income	(22)	(52)
Interest income	(3,631)	(3,779)
Interest expense	30,409	22,718
Changes in working capital:
Accounts receivable, prepayments and other current assets	(5,017)	(9,280)
Inventories	(5,624)	(34,705)
Accounts payable and accrued liabilities	27,416	49,127
Contract liabilities	14,346	892
CASH FLOWS GENERATED FROM OPERATIONS	394,880	392,044
Income taxes paid	(35,270)	(38,788)
NET CASH FLOWS FROM OPERATING ACTIVITIES	359,610	353,256

The accompanying notes are an integral part of these financial statements.

2019 ANNUAL REPORT	213

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Year Ended December 31, 2019

(Amounts in millions)

	2019	2018 Note
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(319,686)	(267,310)
Acquisition of investments in associates and joint ventures	(4,326)	(2,911)
Acquisition of equity investments measured at fair value through other comprehensive income	-	(2)
Prepayments on long-term leases	(3,820)	(3,856)
Acquisition of intangible assets and other non-current assets	(3,256)	(4,668)
Acquisition of subsidiaries	(183)	-
Proceeds from disposal of property, plant and equipment	1,830	1,616
Proceeds from disposal of other non-current assets	507	224
Interest received	2,860	2,963
Dividends received	4,865	5,438
(Increase)/decrease in time deposits with maturities over three months	(11,739)	694
NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(332,948)	(267,812)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(614,525)	(646,396)
Repayments of long-term borrowings	(171,226)	(123,745)
Repayments of lease liabilities	(17,623)	-
Interest paid	(16,830)	(19,392)
Dividends paid to non-controlling interests	(14,245)	(15,207)
Dividends paid to owners of the Company	(30,684)	(27,369)
Cash paid to acquire non-controlling interests	(1,059)	-
Increase in short-term borrowings	634,896	615,781
Increase in long-term borrowings	201,562	88,500
Cash contribution from non-controlling interests	2,640	2,211
Capital reduction of subsidiaries	(182)	(86)
NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(27,276)	(125,703)
TRANSLATION OF FOREIGN CURRENCY	1,069	2,513
Increase/(decrease) in cash and cash equivalents	455	(37,746)
Cash and cash equivalents at beginning of the year	85,954	123,700
Cash and cash equivalents at end of the year	86,409	85,954

The accompanying notes are an integral part of these financial statements.

Note    The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note: 42). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(aa)).

214	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2019

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2018, as previously reported	183,021	712,437	298,062	1,193,520	187,799	1,381,319

Adjusted for the acquisition of Dalian West Pacific (Note 42)	-	(1,464)	516	(948)	(2,383)	(3,331)
Balance at January 1, 2018, as adjusted	183,021	710,973	298,578	1,192,572	185,416	1,377,988
Profit for the year ended December 31, 2018	-	53,036	-	53,036	20,944	73,980
Other comprehensive income for the year ended December 31, 2018	-	-	(4,964)	(4,964)	2,316	(2,648)
Special reserve-safety fund reserve	-	-	465	465	143	608
Transfer to reserves	-	(5,476)	5,476	-	-	-
Dividends	-	(27,369)	-	(27,369)	(15,423)	(42,792)
Transaction with non-controlling interests in subsidiaries	-	-	13	13	(24)	(11)
Capital contribution from non-controlling interests	-	-	-	-	2,300	2,300
Disposal of subsidiaries	-	-	-	-	(879)	(879)
Other	-	(1)	31	30	315	345
Balance at December 31, 2018	183,021	731,163	299,599	1,213,783	195,108	1,408,891
Balance at January 1, 2019 Note	183,021	731,163	299,599	1,213,783	195,108	1,408,891
Profit for the year ended December 31, 2019	-	45,682	-	45,682	21,333	67,015
Other comprehensive income for the year ended December 31, 2019	-	-	4,641	4,641	4,289	8,930
Special reserve-safety fund reserve	-	-	(1,388)	(1,388)	70	(1,318)
Transfer to reserves	-	(3,037)	3,037	-	-	-
Dividends	-	(30,684)	-	(30,684)	(14,279)	(44,963)
Transaction with non-controlling interests in subsidiaries	-	-	(2,007)	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	-	-	120	120	6,647	6,767
Disposal of subsidiaries	-	-	-	-	(50)	(50)
Other	-	-	9	9	93	102
Balance at December 31, 2019	183,021	743,124	304,011	1,230,156	214,149	1,444,305

The accompanying notes are an integral part of these financial statements.

Note :   The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest financial year presented (see Note 42). Furthermore, the Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(aa)).

2019 ANNUAL REPORT	215

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 39).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

216	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognised in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the consolidated statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

2019 ANNUAL REPORT	217

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Joint ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. The amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 39), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in profit or loss.

218	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost if it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following estimated useful lives, estimated residual value ratios and annual depreciation rates for depreciation purposes:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)) and right-of-use assets (Note 3(k)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash-generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(g)), are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

2019 ANNUAL REPORT	219

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an intangible asset exceeds its recoverable amount and is recognised in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

220	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised if the carrying amount of the cash-generating unit containing goodwill exceeds its recoverable amount. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial instruments

(a) Recognition and initial measurement

Accounts receivable and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

(b) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is to hold assets to collect contractual cashflows; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

2019 ANNUAL REPORT	221

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(c) Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

222	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(j) Impairment for financial assets

The Group recognises loss allowances for expected credit losses (“ECLs”) on:

– financial assets measured at amortised cost;

– debt investments measured at FVOCI; and

– contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

Loss allowances for accounts receivable are always measured at an amount equal to lifetime ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses ‘, similar to the presentation under IAS 39.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

2019 ANNUAL REPORT	223

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(k) Leases

The Group has applied IFRS 16”Lease” (“IFRS 16”) using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17”Lease” (“IAS 17”) and IFRIC 4”Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16. Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as leases.

This policy is applied to contracts entered into, on or after January 1, 2019.

(a) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

– fixed payments, including in-substance fixed payments;

– variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

–amounts expected to be payable under a residual value guarantee; and

224	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

– the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group present right-of-use assets and lease liabilities separately in the statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. There are no significant finance lease for the Group.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group recognises lease payments received under operating leases as income on a straight-line basis over the lease term as part of “other revenue”.

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from IFRS 16 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

Policy applicable before January 1, 2019

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

2019 ANNUAL REPORT	225

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

(l) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and directly attributable marketing and distribution costs.

(m) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (Note 3(l)), property, plant and equipment (Note 3(f)), oil and gas properties (Note 3(g)) or intangible assets (Note 3(h)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised.

(n) Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(j) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(o)).

226	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

A contract liability is recognised when the customer pays consideration before the Group recognises the related revenue. A contract liability would also be recognised if the Group has an unconditional right to receive consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (Note 3(o)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(t)).

(o) Accounts receivable

Accounts receivable are recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (Note

3(j)).

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(q) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(s) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

2019 ANNUAL REPORT	227

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(t) Interest income and interest expense

Interest income or expense is recognised using the effective interest method.

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

– the gross carrying amount of the financial asset; or

– the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(u) Taxation

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled, and reflects uncertainty related to income taxes, if any.

228	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable income will be available against which they can be used.

(c) Taxes other than income tax

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy (Note 9), urban construction tax and education surcharges.

(v) Revenue recognition

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component more than 12 months, interest income is accrued or interest expense is accrued separately under the effective interest method. The Group does not adjust the consideration for any effects of a significant financing component if the period of financing is 12 months or less.

(w) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

(x) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

2019 ANNUAL REPORT	229

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(y) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(z) Related parties

(a) A person, or a close member of that person’s family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group’s parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

230	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(aa) Changes in significant accouting policies

The Group initially applied IFRS 16 from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 is not restated. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

(a) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3(k).

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

(b) As a lessee

As a lessee, the Group leases many assets including land, building and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most of these leases.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments: the Group applied this approach to all other leases.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

– did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

– applied a single discount rate to leases with similar characteristics when measuring lease liabilities;

– excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application;

2019 ANNUAL REPORT	231

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

– used hindsight when determining the lease term;

– relied on the previous assessment for onerous contract provisions as at December 31, 2018 as an alternative to performing an impairment review; and

– no retrospective adjustment shall be made to the lease changes generated before the beginning of the year when the IFRS 16 is initially applied, and accounting treatment shall be carried out based on the IFRS 16 according to the final arrangement of the lease changes.

(c) Impact on transition

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at

The Group
The total future minimum lease payments of significant operating leases disclosed in the consolidated financial statements as at December 31, 2018	227,935
Present value discounted using the Group’s incremental borrowing rate at January 1, 2019	166,955
Lease liabilities under new leases standard at January 1, 2019	163,196
Difference between the present value and lease liabilities aboveNote	3,759

Note:	The difference principally represents the lease payments that will be matured within 12 months after January 1, 2019 or low-value.

The impact of adoption new leases standard on the consolidated statement of financial position are summarised as follows:

	The Group
	Before adjustmentnote	Amount of adjustment	Adjusted amount
Property, plant and equipment	1,709,388	(527)	1,708,861
Right-of-use assets	-	240,642	240,642
Advance operating lease payments	78,240	(76,374)	1,866
Prepayments and other current assets	89,345	(903)	88,442
Total assets		162,838
Lease liabilities (include liabilities due within one year)	-	163,196	163,196
Other long-term obligations	16,339	(358)	15,981
Total liabilities		162,838

Note:	The Acquisition of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) was completed in May, 2019, and the Company has adjusted the consolidated financial statements as combination of entities under common control (Note 42).

4 FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

232	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 29.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

2019 ANNUAL REPORT	233

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2019 and 2018 .

			Impairment provision on provision matrix basis
	Gross carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
December 31, 2019	RMB	RMB	%	RMB	RMB
Current (not past due)	58,382	3	0.1%	30	33
Within 1 year past due	5,534	11	0.4%	24	35
1 to 2 years past due	127	24	10.7%	11	35
2 to 3 years past due	411	48	45.5%	165	213
Over 3 years past due	2,161	1,719	89.6%	396	2,115
Total	66,615	1,805		626	2,431

			Impairment provision on provision matrix basis
	Gross carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
December 31, 2018	RMB	RMB	%	RMB	RMB
Current (not past due)	55,957	50	0.1%	80	130
Within 1 year past due	3,082	80	0.3%	9	89
1 to 2 years past due	496	52	7.4%	33	85
2 to 3 years past due	723	547	35.2%	62	609
Over 3 years past due	3,317	2,830	63.7%	310	3,140
Total	63,575	3,559		494	4,053

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

234	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 29 and Note 43.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2019 is 24.4% (December 31, 2018: 22.7%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2019 and 2018 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 29.

The equity investments that are not held for trading and notes receivable are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. Notes receivable are short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills.

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

2019 ANNUAL REPORT	235

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of impairment of goodwill

The recoverable amount cash-generating unit containing goodwill is the greater of its value in use and the fair value less costs to sell. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value, which requires significant judgement relating to forecast sales volume, selling price and operating costs, and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions. Changes to key assumptions can significantly affect the result of the impairment assessment of goodwill.

(d) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

236	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

(e) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the Eastern and Western China regions in aggregate. The tax losses recorded by the branches in the Eastern China Region has given rise to deferred tax assets, which are expected to be recoverable from future taxable profits generated by the branches in the Eastern China Region. Any policy adjustments may increase or decrease the amount of income tax expenses of the Company.

6 REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas. The revenue information for the year ended December 31, 2019 and 2018 are as follows:

2019 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	476,974	-	605,541	-	-	1,082,515
Natural gas	110,837	-	238,999	291,641	-	641,477
Refined products	-	738,116	1,268,889	-	-	2,007,005
Chemical products	-	157,044	28,348	-	-	185,392
Pipeline transportation business	-	-	-	70,568	-	70,568
Non-oil sales in gas stations	-	-	21,146	-	-	21,146
Others	88,284	7,312	2,239	28,341	3,684	129,860
Intersegment elimination	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)
Revenue from contracts with customers	123,423	190,294	1,850,005	349,898	2,040	2,515,660
Other revenue						1,150
Total						2,516,810
Geographical Region
Mainland China	41,596	190,294	891,731	349,898	2,040	1,475,559
Others	81,827	-	958,274	-	-	1,040,101
Revenue from contracts with customers	123,423	190,294	1,850,005	349,898	2,040	2,515,660
Other revenue						1,150
Total						2,516,810

2019 ANNUAL REPORT	237

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

2018 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	477,512	-	440,560	-	-	918,072
Natural gas	104,927	-	222,387	256,810	-	584,124
Refined products	-	739,532	1,285,065	-	-	2,024,597
Chemical products	-	164,229	30,894	-	-	195,123
Pipeline transportation business	-	-	-	70,068	-	70,068
Non-oil sales in gas stations	-	-	22,274	-	-	22,274
Others	76,044	7,292	1,722	35,545	2,372	122,975
Intersegment elimination	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)
Revenue from contracts with customers	119,188	204,494	1,722,152	326,524	1,766	2,374,124
Other revenue						810
Total						2,374,934

Geographical Region
Mainland China	41,791	204,494	962,950	326,524	1,766	1,537,525
Others	77,397	-	759,202	-	-	836,599
Revenue from contracts with customers	119,188	204,494	1,722,152	326,524	1,766	2,374,124
Other revenue						810
Total						2,374,934

238	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

7 PROFIT BEFORE INCOME TAX EXPENSE

	2019	2018
	RMB	RMB

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investments measured at fair value through other comprehensive income	22	52
Reversal of provision for impairment of receivables	1,630	1,370
Reversal of write down in inventories	201	77
Government grants (i)	12,281	11,775
Gain on disposal of investment in subsidiaries	49	45

Charged
Amortisation of intangible and other assets	4,992	4,897
Depreciation and impairment losses:
Owned property, plant and equipment	205,297	222,195
Right-of-use assets (ii)	14,973	-
Auditors’ remuneration (iii)	53	53
Cost of inventories recognised as expense	1,981,628	1,820,838
Provision for impairment of receivables	263	1,385
Loss on disposal of property, plant and equipment	9,809	16,761
Total minmum lease payments for leases previously classified as operating lease under IAS 17 (ii)	-	20,196
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilitises	3,514	-
Research and development expenses	15,666	14,093
Write down in inventories	1,461	4,307

(i)   Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(ii)  The Group has initially applied IFRS 16 under the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment is also identified as a right-of-use asset. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognise the depreciation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated.

(iii)  The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 60 (2018: RMB 52) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

2019 ANNUAL REPORT	239

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All in millions unless otherwise stated)

8 EMPLOYEE COMPENSATION COSTS

	2019	2018
	RMB	RMB
Wages, salaries and allowances	101,815	95,761
Social security costs	52,503	48,630
	154,318	144,391

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 34).

9 TAXES OTHER THAN INCOME TAXES

	2019	2018
	RMB	RMB
Consumption tax	164,973	152,494
Resource tax	24,388	24,339
Crude oil special gain levy	771	4,750
Other	38,304	39,094
	228,436	220,677

10 INTEREST EXPENSE

	2019	2018
	RMB	RMB
Interest on
Bank loans	3,094	2,134
Other loans	15,476	16,313
Lease liabilities	7,476	-
Accretion expense (Note 33)	5,525	5,678
Less: Amounts capitalised	(1,162)	(1,407)
	30,409	22,718

Amounts capitalised are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalise such general borrowing cost was 4.28% per annum for the year ended December 31, 2019 (2018: 4.28 % per annum).

240	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2019 and 2018 are as follows:

		2019			2018
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairmen:
Mr. Dai Houliang(i)	-	-	-	-	-
Mr. Wang Yilin(i)	-	-	-	-	-

Vice chairmen:
Mr. Zhang Wei(ii)	-	-	-	-	-
Mr. Zhang Jianhua(iii)	-	-	-	-	633
Mr. Wang Dongjin(iv)	-	-	-	-	409

Executive director:
Mr. Hou Qijun(v)	-	829	154	983	888
	-	829	154	983	1,930

Non-executive directors:
Mr. Yu Baocai(vi)	-	-	-	-	-
Mr. Liu Yuezhen	-	-	-	-	-
Mr. Liu Hongbin(vii)	-	-	-	-	-
Mr. Jiao Fangzheng(viii)	-	-	-	-	-
Mr. Duan Liangwei	-	-	-	-	-
Mr. Qin Weizhong(ix)	-	-	-	-	-
Mr. Lin Boqiang	386	-	-	386	365
Mr. Zhang Biyi	386	-	-	386	399
Ms. Elsie Leung Oi-sie	319	-	-	319	334
Mr. Tokuchi Tatsuhito	351	-	-	351	334
Mr. Simon Henry	340	-	-	340	340
	1,782	-	-	1,782	1,772

Supervisors:
Mr. Xu Wenrong	-	-	-	-	-
Mr. Zhang Fengshan	-	-	-	-	-
Mr. Jiang Lifu	-	-	-	-	-
Mr. Lu Yaozhong	-	-	-	-	-
Mr. Wang Liang	-	-	-	-	-
Mr. Fu Suotang	-	1,070	85	1,155	967
Mr. Li Jiamin	-	906	72	978	850
Mr. Liu Xianhua	-	774	71	845	743
Mr. Li Wendong	-	937	130	1,067	960
	-	3,687	358	4,045	3,520
	1,782	4,516	512	6,810	7,222

2019 ANNUAL REPORT	241

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	Mr. Wang Yilin ceased being the chairman from January 19, 2020. Mr. Dai Houliang was elected as the chairman from March 25, 2020.

(ii)	Mr. Zhang Wei was elected as the non-executive director and vice chairman from June 13, 2019 and ceased being the non-executive director and vice chairman from December 9, 2019.

(iii)	Mr. Zhang Jianhua was appointed as executive director and president from June 5, 2018 and ceased being the executive director and president from November 14, 2018.

(iv)	Mr. Wang Dongjin ceased being the executive director and president from April 2, 2018.

(v)	Mr. Hou Qijun was elected as the president from March 21, 2019 and ceased being the executive director and president from December 9, 2019.

(vi)	Mr. Yu Baocai ceased being the non-executive director from June 7, 2018.

(vii)	Mr. Liu Hongbin ceased being the non-executive director from December 3, 2019.

(viii)	Mr. Jiao Fangzheng was elected as the non-executive director from June 13, 2019.

(ix)	Mr. Qin Weizhong ceased being the non-executive director from April 15, 2019.

(x)	The emoluments above are all pre-tax amounts.

(xi)	The deferred performance emoluments of RMB 0.33 which the Company paid to the directors attribuatble to the year of 2016 to 2018 in accordance with the relevant regulations of the Chinese Government are not reflected in the 2019 annual remuneration shown above.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2019. (2018: None of the directors and supervisors has waived their remuneration.)

The five highest paid individuals in the Company for the year ended December 31, 2019 include three supervisors and one director whose emolument are reflected in the analysis shown above and the note; and one senior management whose allowances and other benefits was RMB 0.940, and whose contribution to retirement benefit scheme was RMB 0.161.

The five highest paid individuals in the Company for the year ended December 31, 2018 include one supervisor whose emoluments are reflected in the analysis shown above and the note; and four senior managements whose allowances and other benefits were RMB 0.912, RMB 0.899 , RMB 0.866 and RMB 0.847, respectively, and whose contribution to retirement benefit scheme were RMB 0.148, RMB 0.148 ,RMB 0.148 and RMB 0.148, respectively.

During 2019 and 2018, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

242	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

12 INCOME TAX EXPENSE

	2019	2018
	RMB	RMB
Current taxes	32,714	34,983
Deferred taxes (Note 32)	3,485	7,807
	36,199	42,790

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2019	2018
	RMB	RMB
Profit before income tax expense	103,214	116,770
Tax calculated at a tax rate of 25%	25,804	29,193
Tax return true-up	691	554
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	6,112	4,414
Effect of preferential tax rate	(5,529)	(3,855)
Tax effect of income not subject to tax	(3,767)	(3,278)
Tax effect of expenses not deductible for tax purposes	4,479	8,278
Tax effect of temporary differences and losses unrecognised as deferred tax assets	8,409	7,484
Income tax expense	36,199	42,790

13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company in the consolidated financial statements of the Group is RMB 45,682 for the year ended December 31, 2019 (2018: RMB 53,036 ).

14 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2019 and 2018 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

2019 ANNUAL REPORT	243

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

15 DIVIDENDS

	2019	2018
	RMB	RMB
Interim dividends attributable to owners of the Company for 2019 (a)	14,212	-
Proposed final dividends attributable to owners of the Company for 2019 (b)	12,081	-
Interim dividends attributable to owners of the Company for 2018 (c)	-	16,252
Final dividends attributable to owners of the Company for 2018 (d)	-	16,472
	26,293	32,724

(a)	Interim dividends attributable to owners of the Company in respect of 2019 of RMB 0.07765 yuan per share amounting to a total of RMB 14,212. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(b)	At the 3rd meeting of the Board in 2020, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2019 of RMB 0.06601 yuan per share amounting to a total of RMB 12,081. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2019 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2018 of RMB 0.08880 yuan per share amounting to a total of RMB 16,252. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(d)	Final dividends attributable to owners of the Company in respect of 2018 of RMB 0.09 yuan per share amounting to a total of RMB 16,472 and were paid on June 28, 2019 (A shares) and August 2, 2019 (H shares).

244	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

16 PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2019	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441
Additions	1,330	5,990	6,111	1,325	752	283,170	298,678
Transfers	21,265	174,749	52,449	-	1,234	(249,697)	-
Disposals or write offs	(7,605)	(40,253)	(7,528)	(2,096)	(549)	(8,900)	(66,931)
Currency translation differences	146	7,351	161	8	638	4,106	12,410
At end of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598
Accumulated depreciation and impairment
At beginning of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)
Charge for the year and others	(11,402)	(128,859)	(50,360)	(1,386)	(1,365)	-	(193,372)
Impairment charge	(237)	(11,562)	(1,159)	(4)	(38)	(419)	(13,419)
Disposals or write offs or transfers	4,532	28,241	5,945	1,724	436	491	41,369
Currency translation differences	(69)	(4,302)	(76)	(5)	(411)	(36)	(4,899)
At end of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)
Net book value
At end of the year	144,231	831,814	537,846	7,201	13,063	249,069	1,783,224

Year Ended December 31, 2018	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	227,008	2,011,329	1,068,598	28,990	32,631	199,873	3,568,429
Additions	655	10,217	3,586	1,113	649	238,821	255,041
Transfers	15,880	146,012	42,324	-	1,539	(205,755)	-
Disposals or write offs	(6,415)	(57,281)	(12,458)	(2,184)	(506)	(8,579)	(87,423)
Currency translation differences	(90)	3,089	373	(8)	(233)	2,263	5,394
At end of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441
Accumulated depreciation and impairment
At beginning of the year	(94,160)	(1,199,741)	(526,441)	(20,296)	(18,230)	(3,007)	(1,861,875)
Charge for the year and others	(10,021)	(131,023)	(49,642)	(1,629)	(1,875)	-	(194,190)
Impairment charge	(759)	(19,856)	(3,937)	(37)	(2,066)	(3,270)	(29,925)
Disposals or write offs or transfers	4,095	42,218	9,952	1,676	358	55	58,354
Currency translation differences	78	(4,505)	(52)	10	99	(47)	(4,417)
At end of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)
Net book value
At end of the year	136,271	800,459	532,303	7,635	12,366	220,354	1,709,388

2019 ANNUAL REPORT	245

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 11,562 related to oil and gas properties under the exploration and production segment for the year ended December 31, 2019 (2018: RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress respectively under the exploration and production segment) due to the decline of oil and gas reserves, higher production costs and significant drop in the economic benefits of certain oil blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2019, the after-tax discount rates adopted by most oil blocks of the Group ranged 6.4% to 15.4% (2018: 7.3% to 11.5%).

The Group recorded impairment losses amounting to RMB 1,159 for the year ended December 31, 2019 (2018: RMB 3,937) mainly related to assets in refining and chemicals segment and natural gas and pipeline segment. Some of the refinery facilities are out of service due to environmental protection requirements, technical upgrading and other reasons, and some of the LNG assets in natural gas and pipeline segment have high operating costs and poor efficiency, which leads to the provision for impairment. The carrying amount of these assets has been reduced to the recoverable amount.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2019 and 2018.

	2019	2018
	RMB	RMB
At beginning of the year	26,905	22,843
Additions to capitalised exploratory well costs pending the determination of proved reserves	35,098	28,045
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(17,002)	(15,404)
Capitalised exploratory well costs charged to expense	(8,900)	(8,579)
At end of the year	36,101	26,905

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December	December
	31, 2019	31, 2018
	RMB	RMB
One year or less	23,924	17,542
Over one year	12,177	9,363
Balance at December 31	36,101	26,905

246	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principal Activities	Direct %	Indirect %
PetroIneos Refining Limited	UK	USD 1,000	Refining	-	49.90
China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	-
CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	-

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	-	50.00
Mangistau Investment B.V.	Netherlands	EUR 18,000	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas	-	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	-	50.00

Dividends received or receivable from associates and joint ventures were RMB 4,432 in 2019 (2018: RMB 6,558).

In 2019, investments in associates and joint ventures of RMB 119 (2018: RMB 207) were disposed of, resulting in a gain of RMB 238 (2018: a gain of RMB 7).

In 2019, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 2,207 (2018: RMB 8,996) and loss of RMB 2,098 (2018: income of RMB 480), respectively.

2019 ANNUAL REPORT	247

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	PetroIneos Refining Limited		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December	December	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018	31, 2019	31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	49.90	49.90	32.00	32.00	49.00	49.00
Current assets	1,457	1,373	261,520	173,948	10,823	10,493
Non-current assets	14,364	14,795	228,933	285,805	2,618	2,928
Current liabilities	7,843	7,997	403,052	378,472	6,981	7,184
Non-current liabilities	1,457	1,430	17,234	16,317	3	-
Net assets	6,521	6,741	70,167	64,964	6,457	6,237
Group’s share of net assets	3,254	3,364	22,453	20,788	3,164	3,056
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	3,254	3,364	22,802	21,137	3,164	3,056

Summarised statement of comprehensive income and dividends received by the Group are as follow:

	PetroIneos Refining Limited		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2019	2018	2019	2018	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	4,446	4,588	9,672	8,520	712	706
(Loss)/profit for the year	(326)	(120)	7,810	7,554	349	315
Other comprehensive income	106	325	1,356	651	(1)	-
Total comprehensive income	(220)	205	9,166	8,205	348	315
Group’s share of total comprehensive income	(110)	102	2,933	2,626	170	154
Dividends received by the Group	-	-	1,268	983	62	63

248	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gass Pipeline Co., Ltd.
	December	December	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018	31, 2019	31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,750	1,893	11,980	11,642	43,258	34,584
Current assets	8,666	7,313	1,211	780	2,680	3,330
Including: cash and cash equivalents	1,206	1,368	292	265	73	81
Non-current liabilities	152	152	3,062	2,740	2,355	2,100
Including: Non-current financial liabilities	5	20	907	892	2,100	2,100
Current liabilities	7,349	6,091	567	868	445	267
Including: Current financial liabilities excluding trade and other payables	3,599	3,796	-	-	-	-
Net assets	2,915	2,963	9,562	8,814	43,138	35,547
Net assets attributable to owners of the Company	2,672	2,702	9,562	8,814	43,138	35,547
Group’s share of net assets	1,336	1,351	4,781	4,407	21,569	17,774
Carrying amount of interest in joint ventures	1,336	1,351	4,781	4,407	21,569	17,774

Summarised statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	2019	2018	2019	2018	2019	2018
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	42,116	43,924	15,104	16,085	23	14
Depreciation, depletion and amortisation	(81)	(90)	(883)	(807)	(37)	(4)
Interest income	23	18	2	5	51	59
Interest expense	(88)	(96)	(158)	(154)	(57)	(46)
Income tax expense	(92)	(37)	(925)	(1,077)	-	10
Net profit	142	126	2,818	3,324	4,070	1,931
Total comprehensive income	169	151	2,978	3,020	7,940	2,505
Group’s share of total comprehensive income	85	76	1,489	1,510	3,970	1,253
Dividends received by the Group	-	8	1,115	1,650	175	-

2019 ANNUAL REPORT	249

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

18      EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2019	December 31, 2018
	RMB	RMB
China Pacific Insurance (Group) Co., Ltd.	185	139
Chengdu Huaqi Houpu Holding Co., Ltd.	191	114
Other items	546	485
	922	738

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as equity investments at fair value through other comprehensive income.

Dividends amounting to RMB 22 were received on these investments during the year ended December 31, 2019 (2018:RMB 52).

250	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

19 SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International nvestment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries associates and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

2019 ANNUAL REPORT	251

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development		PetroChina Pipelines
	Company Limited		Co., Ltd.
	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26
Current assets	20,604	21,463	4,306	4,604
Non-current assets	186,792	166,155	228,623	224,163
Current liabilities	18,911	14,525	7,631	7,531
Non-current liabilities	25,326	25,967	9,616	6,095
Net assets	163,159	147,126	215,682	215,141

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development		PetroChina Pipelines
	Company Limited		Co., Ltd.
	2019	2018	2019	2018
	RMB	RMB	RMB	RMB
Revenue	47,096	45,618	43,463	43,062
Profit from continuing operations	14,126	15,563	18,911	19,436
Total comprehensive income	17,879	17,577	18,911	19,436
Profit attributable to non-controlling interests	8,274	8,844	5,246	5,392
Dividends paid to non-controlling interests	1,923	2,038	4,852	7,174

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development		PetroChina Pipelines
	Company Limited		Co., Ltd.
	2019	2018	2019	2018
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	17,780	22,467	30,058	29,701
Net cash outflow from investing activities	(17,306)	(33,466)	(10,764)	(2,701)
Net cash (outflow)/inflow from financing activities	(1,118)	7,865	(18,910)	(25,919)
Effect of foreign exchange rate changes on cash and cash equivalents	220	(1,350)	-	-
Net (decrease)/increase in cash and cash equivalents	(424)	(4,484)	384	1,081
Cash and cash equivalents at the beginning of the year	13,498	17,982	1,229	148
Cash and cash equivalents at the end of the year	13,074	13,498	1,613	1,229

252	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

20 ADVANCE OPERATING LEASE PAYMENTS

December 31, 2018
RMB
Land use rights	58,858
Advance lease payments	19,382
78,240

Advance operating lease payments were amortised over the related lease terms using the straight-line method. “Advance operating lease payments” were reclassified as “Right-of-use assets” upon initial adoption of IFRS 16 at January 1, 2019 (see Note 3(aa)).

21 INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2019			December 31, 2018
		Accumulated			Accumulated
		amortization,			amortisation,
		including			including
	Cost	impairment losses	Net	Cost	impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,782	(6,370)	1,412	7,674	(6,016)	1,658
Computer software	12,356	(9,116)	3,240	11,746	(8,637)	3,109
Goodwill (i)	46,555	(3,747)	42,808	46,020	(3,747)	42,273
Other	23,880	(8,949)	14,931	21,526	(8,035)	13,491
Intangible assets	90,573	(28,182)	62,391	86,966	(26,435)	60,531
Other assets			38,272			37,778
			100,663			98,309

(i)	Goodwill primarily relates to the acquisition of PetroChina United Pipelines Co., Ltd. (“Pipeline Goodwill”), completed in 2015 with carrying amount of RMB 34,285 as at December 31, 2019. The impairment test of the Pipeline Goodwill is performed associated with the cash-generating unit of West-East Gas Pipeline. The recoverable amount is determined according to the higher of the cash-generating unit’s fair value less the net amount of disposal expense and the cash-generating unit’s expected present value of future cash flows. The cash flow projection used in the impairment test is based on management’s estimation and judgment of the parameters such as transportation volume, transportation price and operating costs of the West-East Gas Pipeline, and the post-tax discount rate of 7.2% (2018: 8.9%) reflecting the specific risks relating to the cash-generating unit. Based on the result of impairment test, no impairment loss was charged for the Pipeline Goodwill for the year ended December 31, 2019 (2018: nil).

For impairment test of the remaining goodwills, the post-tax discount rates ranged 6.5% to 10.5% (2018: 9.1% to 11.0%) were used by management, and no impairment loss was charged for the year ended December 31, 2019 (2018: RMB 38).

2019 ANNUAL REPORT	253

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

22 INVENTORIES

	December 31, 2019	December 31, 2018
	RMB	RMB
Crude oil and other raw materials	56,166	58,188
Work in progress	15,159	14,241
Finished goods	112,003	110,103
Spare parts and consumables	88	53
	183,416	182,585
Less: Write down in inventories	(1,495)	(5,008)
	181,921	177,577

23 ACCOUNTS RECEIVABLE

	December 31, 2019	December 31, 2018
	RMB	RMB
Accounts receivable	66,615	63,575
Less: Provision for impairment of receivables	(2,431)	(4,053)
	64,184	59,522

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	63,392	58,392
Between 1 and 2 years	419	837
Between 2 and 3 years	267	108
Over 3 years	106	185
	64,184	59,522

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2019	2018
	RMB	RMB
At beginning of the year	4,053	4,771
Provision for impairment of accounts receivable	226	561
Reversal of provision for impairment of accounts receivable	(1,604)	(1,178)
Receivables written off as uncollectible	(244)	(101)
At end of the year	2,431	4,053

254	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

24 PREPAYMEMTS AND OTHER CURRENT ASSETS

	December 31, 2019	December 31, 2018
	RMB	RMB
Other receivables	23,072	19,206
Advances to suppliers	17,747	18,253
	40,819	37,459
Less: Provision for impairment	(3,413)	(3,439)
	37,406	34,020
Value-added tax to be deducted	48,560	42,153
Prepaid expenses	360	1,068
Prepaid income taxes	5,649	1,261
Other current assets	11,152	10,843
	103,127	89,345

25 NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. Notes receivable are measured at fair value through other comprehensive income. All notes receivable are due within one year, and their fair values approximate the face values of the bills.

26 CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.69% per annum for the year ended December 31, 2019 (2018: 1.55% per annum).

27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018
	RMB	RMB
Trade payables	148,335	123,069
Salaries and welfare payable	10,169	10,189
Dividends payable by subsidiaries to non-controlling shareholders	389	355
Interests payable	4,719	2,978
Construction fee and equipment cost payables	111,767	123,602
Other (i)	52,935	39,655
	328,314	299,848

(i) Other consists primarily of notes payables, insurance payable, etc.

2019 ANNUAL REPORT	255

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	136,670	113,370
Between 1 and 2 years	5,472	5,049
Between 2 and 3 years	3,180	2,386
Over 3 years	3,013	2,264
	148,335	123,069

28 CONTRACT LIABILITIES

As of December 31, 2019, contract liabilities mainly represented advances from customers related to the sales of crude oil, natural gas and refined oil, etc. The majority of related obligations are expected to be performed within one year and the corresponding revenue will be recognised. The primary amount of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2019.

29 BORROWINGS

	December 31, 2019	December 31, 2018
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	90,497	69,780
Current portion of long-term borrowings	85,343	75,370
	175,840	145,150
Long-term borrowings	290,882	269,422
	466,722	414,572

Borrowings of the Group of RMB 22,313 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2019 (December 31, 2018: RMB 27,685).

The Group’s borrowings include secured liabilities totaling RMB 1,983 at December 31, 2019 (December 31, 2018: RMB 2,460).

256	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	December 31, 2019	December 31, 2018
	RMB	RMB
Total borrowings:
- interest free	124	129
- at fixed rates	250,297	208,876
- at floating rates	216,301	205,567
	466,722	414,572
Weighted average effective interest rates:
- bank loans	3.20%	3.43%
- corporate debentures	3.52%	3.39%
- medium-term notes	3.63%	3.68%
- other loans	3.80%	4.07%

The borrowings by major currency at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
RMB	356,704	297,847
US Dollar	100,374	107,473
Other currency	9,644	9,252
	466,722	414,572

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 371,807 at December 31, 2019 (December 31, 2018: RMB 339,878). The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from -0.27% to 4.90% per annum as of December 31, 2019 (December 31, 2018: -0.18%to 5.43% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within 1 year	188,771	158,782
Between 1 and 2 years	30,090	98,939
Between 2 and 5 years	253,918	150,837
After 5 years	31,576	43,879
	504,355	452,437

2019 ANNUAL REPORT	257

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2019	2018
	RMB	RMB
At beginning of the year	414,572	473,955
Changes from financing cash flows:
Increase in borrowings	836,458	762,900
Repayments of borrowings	(785,751)	(828,206)
Total changes from financing cash flows	50,707	(65,306)
Exchange adjustments	1,443	5,923
At end of the year	466,722	414,572

30	SHARE CAPITAL

	December 31, 2019	December 31, 2018
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099
	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

258	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

31	RESERVES AND RETAINED EARNINGS

(a) Reserves

	The Group		The Company
	2019	2018	2019	2018
	RMB	RMB	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681
Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	194,245	188,769	183,153	177,677
Transfer from retained earnings	3,037	5,476	3,037	5,476
Ending balance	197,282	194,245	186,190	183,153

Special Reserve-Safety Fund Reserve
Beginning balance	13,831	13,366	7,373	7,503
Safety fund reserve	(1,388)	465	(860)	(130)
Ending balance	12,443	13,831	6,513	7,373

Currency Translation Differences (b)
Beginning balance	(33,067)	(28,045)	-	-
Currency translation differences	4,128	(5,022)	-	-
Ending balance	(28,939)	(33,067)	-	-

Other Reserves
Beginning balance	(8,718)	(9,336)	(6,212)	(6,343)
Adjusted for the acquisition of Dalian West Pacific (Note 42)	-	516	-	-
Beginning balance, as adjusted	(8,718)	(8,820)	(6,212)	(6,343)
Transaction with non-controlling interests	(2,007)	13	-	-
Fair value gain/(loss) from equity investments measured at fair value through other comprehensive income	96	(162)	40	(55)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	417	220	434	208
Other	129	31	(1)	(22)
Ending balance	(10,083)	(8,718)	(5,739)	(6,212)
	304,011	299,599	317,645	314,995

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

2019 ANNUAL REPORT	259

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) The Company’s retained earnings

	2019	2018
	RMB	RMB
At beginning of the year	603,270	581,349
Total comprehensive income for the year	30,371	54,764
Transfer to reserves	(3,037)	(5,476)
Dividends	(30,684)	(27,369)
Other	(87)	2
At end of the year	599,833	603,270

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2019, the Company’s distributable reserve amounted to RMB 590,727 (December 31, 2018: RMB 594,169).

32	DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2019	2018
	RMB	RMB
At beginning of the year	6,483	14,064
Transfer to profit and loss (Note 12)	(3,485)	(7,807)
(Debit)/credit to other comprehensive income	(150)	226
At end of the year	2,848	6,483

Deferred tax balances before offset are attributable to the following items:

	December 31, 2019	December 31, 2018
	RMB	RMB
Deferred tax assets:
Receivables and inventories	6,841	8,528
Tax losses	20,391	26,027
Impairment of long-term assets	9,676	7,838
Other	8,643	7,187
Total deferred tax assets	45,551	49,580

Deferred tax liabilities:
Accelerated tax depreciation	27,646	27,948
Other	15,057	15,149
Total deferred tax liabilities	42,703	43,097
Net deferred tax assets	2,848	6,483

260	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the Eastern China Region. The tax expenses of the Company’s branches in the Eastern and Western China Regions were paid in aggregate according to the requirements of the competent tax authority.

Deferred tax balances after offset are listed as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Deferred tax assets	24,259	23,498
Deferred tax liabilities	21,411	17,015

33 ASSET RETIREMENT OBLIGATIONS

	2019	2018
	RMB	RMB
At beginning of the year	132,780	131,546
Net liabilities incurred, including reassessment	2,026	(2,220)
Liabilities settled	(2,427)	(2,034)
Accretion expense (Note 10)	5,525	5,678
Currency translation differences	31	(190)
At end of the year	137,935	132,780

Asset retirement obligations relate to oil and gas properties (Note 16).

34	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(y)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2019 amounted to RMB 20,196 (2018: RMB 19,432).

35	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2019 and 2018, the Group did not guarantee related parties or third parties any significant borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

2019 ANNUAL REPORT	261

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

36 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 under non-cancellable operating leases are as follows:

December 31, 2018
RMB
No later than 1 year	12,664
Later than 1 year and no later than 5 years	39,222
Later than 5 years	176,049
227,935

The Group is the lessee in respective of a number of properties, plant and equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)). From January 1, 2019 onwards future lease payments recognised as lease liabilities in the statement of financial position.

(b) Capital commitments

At December 31, 2019, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 56,856 (December 31, 2018: RMB 41,989).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 535 for the year ended December 31, 2019 (2018: RMB 650).

262	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2019	December 31, 2018
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

37 MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2019		2018
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	105,855	4	96,990	4
CNPC and its fellow subsidiaries	99,279	4	83,670	4
	205,134	8	180,660	8

38 RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries

2019 ANNUAL REPORT	263

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and previous Services Agreement.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

●	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 122,927 for the year ended December 31, 2019 (2018: RMB 105,434).

●	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 10,055 for the year ended December 31, 2019 (2018: RMB 7,938).

●	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 388,802 for the year ended December 31, 2019 (2018: RMB 364,912).

●	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,701 for the year ended December 31, 2019 (2018: RMB 1,195).

264	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 460 for the year ended December 31, 2019 (2018: RMB 535). The balance of deposits at December 31, 2019 was RMB 28,304 (December 31, 2018: RMB 22,532).

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 8,759 for the year ended December 31, 2019 (2018: RMB 11,970).

The borrowings from CNPC and its fellow subsidiaries at December 31, 2019 were RMB 179,699 (December 31, 2018: RMB 196,161).

Rents and other payments paid to CNPC and its fellow subsidiaries represent (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 10,106 for the year ended December 31, 2019. (2018: RMB 7,092).

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2019	December 31, 2018 Note
	RMB	RMB
Accounts receivable	12,784	11,896
Prepayments and other receivables	11,441	11,467
Other current assets	11,951	7,852
Other non-current assets	16,242	16,511
Accounts payable and accrued liabilities	61,205	64,511
Contract liabilities	792	568
Lease liabilities	139,250	-
Other non-current liabilities	827	2,296

Note : The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)).

(b) Key management compensation

	2019	2018
	RMB’000	RMB’000
Emoluments and other benefits	13,042	13,385
Contribution to retirement benefit scheme	1,796	1,781
	14,838	15,166

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

2019 ANNUAL REPORT	265

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

●	Sales and purchases of goods and services,

●	Purchases of assets,

●	Lease of assets; and

●	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

39 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

266	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2019 and 2018 are as follows:

Year Ended December 31, 2019	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	676,320	902,679	2,165,391	391,023	3,700	4,139,113
Less: intersegment sales	(552,672)	(712,178)	(315,157)	(40,652)	(1,644)	(1,622,303)
Revenue from external customers	123,648	190,501	1,850,234	350,371	2,056	2,516,810
Depreciation, depletion and amortisation	(158,874)	(24,995)	(17,131)	(22,375)	(1,887)	(225,262)
Including: Impairment losses of property, plant and equipment	(11,562)	(1,444)	(1)	(412)	-	(13,419)
Profit/(loss) from operations	96,097	13,764	(565)	26,108	(13,642)	121,762
Finance costs:
Exchange gain						10,017
Exchange loss						(10,016)
Interest income						3,631
Interest expense						(30,409)
Total net finance costs						(26,777)

Share of profit of associates and joint ventures	3,513	58	1,402	501	2,755	8,229
Profit before income tax expense						103,214
Income tax expense						(36,199)
Profit for the year						67,015

Segment assets	1,520,697	365,013	524,321	536,298	1,409,368	4,355,697
Other assets						29,908
Investments in associates and joint ventures	45,721	1,022	19,159	9,713	26,458	102,073
Elimination of intersegment balances (a)						(1,754,768)
Total assets						2,732,910

Capital expenditures	230,117	21,279	17,618	27,004	758	296,776
Segment liabilities	720,028	132,018	324,822	277,370	594,000	2,048,238
Other liabilities						88,793
Elimination of intersegment balances (a)						(848,426)
Total liabilities						1,288,605

2019 ANNUAL REPORT	267

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural	Head
Year Ended	and	and		Gas and	Office and
December 31, 2018	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	658,712	911,224	2,003,105	362,626	2,376	3,938,043
Less: intersegment sales	(539,295)	(706,559)	(280,750)	(35,899)	(606)	(1,563,109)
Revenue from external customers	119,417	204,665	1,722,355	326,727	1,770	2,374,934
Depreciation, depletion and amortisation	(169,622)	(25,318)	(13,511)	(21,985)	(1,840)	(232,276)
Including: Impairment losses of property, plant and equipment	(26,002)	(3,393)	-	(530)	-	(29,925)
Profit/(loss) from operations	73,519	44,701	(6,450)	25,515	(14,343)	122,942
Finance costs:
Exchange gain						12,701
Exchange loss						(11,581)
Interest income						3,779
Interest expense						(22,718)
Total net finance costs						(17,819)
Share of profit of associates and joint ventures	4,224	63	4,214	496	2,650	11,647
Profit before income tax expense						116,770
Income tax expense						(42,790)
Profit for the year						73,980
Segment assets	1,227,613	324,639	429,854	519,553	1,371,525	3,873,184
Other assets						24,759
Investments in associates and joint ventures	39,235	1,010	17,437	7,022	24,658	89,362
Elimination of intersegment balances (a)						(1,546,428)
Total assets						2,440,877
Capital expenditures	196,109	15,419	17,010	26,502	1,066	256,106
Segment liabilities	466,097	59,139	239,187	158,153	566,129	1,488,705
Other liabilities						100,303
Elimination of intersegment balances (a)						(557,022)
Total liabilities						1,031,986

Geographical information

	Revenue		Non-current assets (b)
			December 31,	December 31,
	2019	2018	2019	2018(c)
	RMB	RMB	RMB	RMB
Mainland China	1,476,693	1,538,315	2,027,428	1,782,624
Other	1,040,117	836,619	213,268	192,675
	2,516,810	2,374,934	2,240,696	1,975,299

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

(c)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated (see Note 3(aa)).

268	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

40	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes	2019	2018 Note
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment		1,105,702	1,046,116
Investments in associates and joint ventures		45,227	38,720
Equity investments measured at fair value through other comprehensive income		429	369
Subsidiaries		362,618	355,358
Advance operating lease payments		-	61,225
Right-of-use assets		157,414	-
Intangible and other non-current assets		33,577	28,266
Deferred tax assets		14,736	17,921
Time deposits with maturities over one year		120	-
TOTAL NON-CURRENT ASSETS		1,719,823	1,547,975

CURRENT ASSETS
Inventories		117,757	114,952
Accounts receivable		10,072	10,174
Prepaid expenses and other current assets		63,542	66,665
Notes receivable		2,538	8,160
Time deposits with maturities over three months but within one year		2,000	2,200
Cash and cash equivalents		4,636	13,109
TOTAL CURRENT ASSETS		200,545	215,260

CURRENT LIABILITIES
Accounts payable and accrued liabilities		188,930	173,458
Contract liabilities		54,014	47,184
Other taxes payable		42,779	58,734
Short-term borrowings		118,074	124,901
Lease liabilities		4,752	-
TOTAL CURRENT LIABILITIES		408,549	404,277
NET CURRENT LIABILITIES		(208,004)	(189,017)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,511,819	1,358,958

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings	31 (b)	599,833	603,270
Reserves	31 (a)	317,645	314,995
TOTAL EQUITY		1,100,499	1,101,286

NON-CURRENT LIABILITIES
Long-term borrowings		223,717	157,166
Lease liabilities		85,449	-
Asset retirement obligations		95,643	92,017
Other long-term obligations		6,511	8,489
TOTAL NON-CURRENT LIABILITIES		411,320	257,672
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,511,819	1,358,958

Note :	The Company has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, the comparative information is not restated in this respect (see Note 3(aa)).

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2019 ANNUAL REPORT	269

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

41	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 26, 2020 and will be submitted to shareholders for approval at the annual general meeting to be held on June 11, 2020.

42	BUSINESS COMBINATION INVOLVING ENTITIES UNDER COMMON CONTROL

Business combination involving entities under common control during the period

From the beginning of the
	Proportion	Basis for			period to the acquisition
	of equity	business		Basis for			date	2018
	interests	combination		determina-
	acquired in	under	Acquisi-	tion of			Net
Name of	business	common	tion	acquisition		Net	cash		Net
acquiree	combination	control	Date	date	Revenue	profit	outflow	Revenue	profit
Dalian West Pacific	56.04%	The Company and Dalian West Pacific are under the ultimate control of CNPC before and after the business combination and the control is not temporary	May 31, 2019	Acquisition of actual control	10,763	1	(53)	37,385	1,564

Dalian West Pacific was established in December, 1990. It principally engages in the manufacturing and sale of petroleum and petrochemical products. Before the acquisition date, the Company holds 28.44% equity of Dalian West Pacific. After the completion of the equity acquisition, the Company holds 84.48% equity of Dalian West Pacific in total.

As the Company and Dalian West Pacific are under the ultimate control of CNPC and the control is not temporary. The acquisition of Dalian West Pacific has been reflected in the accompanying consolidated financial statements as combination of entities under common control. Consequently, Dalian West Pacific has been included in the scope of consolidation during the historical period. The opening balance of the final consolidated financial statements of 2019 and the comparative statements have been adjusted accordingly.

270	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

The financial position and results of operation previously reported by the Group as at and for the year ended December 31, 2018 have been restated to include the assets and liabilities and the results of operations of Dalian West Pacific on a consolidation basis as set out below:

	The Group, as previously reported	Dalian West Pacific	Consolidation adjustment	The Group, as restated
	RMB	RMB	RMB	RMB
Summarised statement of Comprehensive income for the year ended December 31, 2018:
Revenue	2,353,588	37,385	(16,039)	2,374,934
Total operating expenses	(2,232,591)	(35,440)	16,039	(2,251,992)
Profit from operations	120,997	1,945	-	122,942
Profit for the year	72,416	1,564	-	73,980
Profit for the year attributable to owners of the Company	52,591	1,564	(1,119)	53,036
Profit for the year attributable to non-controlling interests	19,825	-	1,119	20,944
Basic and diluted earnings per share (RMB Yuan)	0.29			0.29

Summarised financial position as at December 31, 2018:
Current assets	433,128	5,126	(13)	438,241
Non-current assets	1,999,138	3,498	-	2,002,636
Total assets	2,432,266	8,624	(13)	2,440,877
Current liabilities	586,386	10,057	(13)	596,430
Non-current liabilities	435,222	334	-	435,556
Total liabilities	1,021,608	10,391	(13)	1,031,986
Non-controlling interests	196,372	-	(1,264)	195,108
Total equity attributable to owner of the Company	1,214,286	(1,767)	1,264	1,213,783

2019 ANNUAL REPORT	271

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

43	LEASES

The leases where the Group is a lessee

(a)	Right-of-use assets

	January 1, 2019	Addition	Reduction	December 31, 2019
Cost
Land	153,178	20,471	(752)	172,897
Buildings	83,552	8,368	-	91,920
Equipment and Machinery	2,295	639	-	2,934
Other	1,617	451	-	2,068
Total	240,642	29,929	(752)	269,819
Accumulated depreciation
Land	-	(6,696)	101	(6,595)
Buildings	-	(7,369)	-	(7,369)
Equipment and Machinery	-	(718)	-	(718)
Other	-	(401)	-	(401)
Total	-	(15,184)	101	(15,083)
Net book value
Land	153,178			166,302
Buildings	83,552			84,551
Equipment and Machinery	2,295			2,216
Other	1,617			1,667
Total	240,642			254,736

The Group’s leasing of land principally represents use rights of land, the remaining lease term is from 2 years to 30 years. The Group’s leasing classified as buildings principally represents gas station, gas and gasoline storage and office buildings. The Group’s leasing classified as equipment and machinery principally represents drilling equipment, manufacturing facilities, and other movable equipment.

(b)	Lease liabilities

December 31, 2019
Lease liabilities	171,536
Less: Lease liabilities due within one year	(7,393)
164,143

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2019 was RMB 14,973.

272	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

Analysis of the undiscounted cash flow of the lease liability is as follows:

December 31, 2019
RMB
Within 1 year	14,304
Between 1 and 2 years	13,569
Between 2 and 5 years	37,531
Over 5 years	210,750
276,154

44	EVENTS AFTER THE REPORTING PERIOD

(1)	Impact of COVID-19

January 2020 witnessed an outbreak of COVID-19, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil in the market, along with a slowdown in the growth of market appetite for natural gas, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

(2)	Short-term readjustment of natural gas price

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《关於阶段性降低非居民用气成本支持企业复工复产的通知》（ 发改价格〔2020〕257 号）) (the “Notice”) pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group will be affected to certain extent , however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

(3)	The price of international crude oil fell sharply

Since the beginning of March 2020, due to the failure to reach an agreement to reduce production by Petroleum Production Reduction Alliance, coupled with the unfavourable outlook of the world economy affected by the COVID-19, international crude oil prices have fallen sharply. On March 9, 2020, the futures prices of North Sea Brent crude oil and WTI crude oil fell by 24.1% and 24.6%, respectively in a single day. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

2019 ANNUAL REPORT	273

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a.    Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

274	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

b.    Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2019 and 2018 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2017	7,481	76,888	20,296
Changes resulting from:
Revisions of previous estimates	526	(1,378)	297
Improved recovery	96	-	96
Extensions and discoveries	428	4,565	1,188
Production	(890)	(3,608)	(1,492)
Reserves at December 31, 2018	7,641	76,467	20,385
Changes resulting from:
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	-	91
Extensions and discoveries	480	4,443	1,221
Production	(909)	(3,908)	(1,561)
Reserves at December 31, 2019	7,253	76,236	19,959
Proved developed reserves at:
December 31, 2018	5,843	40,128	12,531
December 31, 2019	5,474	39,870	12,119
Proved undeveloped reserves at:
December 31, 2018	1,798	36,339	7,854
December 31, 2019	1,779	36,366	7,840
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2018	321	429	393
December 31, 2019	287	394	353

2019 ANNUAL REPORT	275

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

At December 31, 2019, total proved developed and undeveloped reserves of the Group and equity method investments is 20,312 million barrels of oil equivalent (December 31, 2018: 20,778 million barrels of oil equivalent), comprising 7,540 million barrels of crude oil and condensate (December 31, 2018: 7,962 million barrels) and 76,630 billions of cubic feet of natural gas (December 31, 2018: 76,896 billions of cubic feet).

At December 31, 2019, 6,500 million barrels (December 31, 2018: 6,830 million barrels) of crude oil and condensate and 74,533 billion cubic feet (December 31, 2018: 74,480 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 753 million barrels (December 31, 2018: 811 million barrels) of crude oil and condensate and 1,703 billion cubic feet (December 31, 2018: 1,987 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2019	December 31, 2018
	RMB	RMB
The Group
Property costs and producing assets	1,820,481	1,692,861
Support facilities	440,722	420,505
Construction-in-progress	149,068	119,501
Total capitalised costs	2,410,271	2,232,867
Accumulated depreciation, depletion and amortisation	(1,429,389)	(1,312,907)
Net capitalised costs	980,882	919,960
Equity method investments
Share of net capitalised costs of associates and joint ventures	24,785	25,963

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	41,687	1,972	43,659
Development costs	166,321	21,375	187,696
Total	208,008	23,347	231,355
Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	2,178	2,178

276	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	33,618	1,546	35,164
Development costs	134,634	25,047	159,681
Total	168,252	26,593	194,845
Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	3,114	3,114

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2019 and 2018 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	44,001	50,611	94,612
Inter-segment sales	379,968	14,956	394,924
	423,969	65,567	489,536
Production costs excluding taxes	(127,900)	(11,011)	(138,911)
Exploration expenses	(19,821)	(954)	(20,775)
Depreciation, depletion and amortisation	(115,648)	(24,792)	(140,440)
Taxes other than income taxes	(24,876)	(5,853)	(30,729)
Accretion expense	(5,294)	(231)	(5,525)
Income taxes	(24,085)	(11,729)	(35,814)
Results of operations from producing activities	106,345	10,997	117,342

Equity method investments
Share of profit for producing activities of associates and joint ventures	-	3,253	3,253

Total of the Group and equity method investments results of operations for producing activities	106,345	14,250	120,595

2019 ANNUAL REPORT	277

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	46,051	57,975	104,026
Inter-segment sales	381,740	4,542	386,282
	427,791	62,517	490,308
Production costs excluding taxes	(118,979)	(9,761)	(128,740)
Exploration expenses	(17,767)	(959)	(18,726)
Depreciation, depletion and amortisation	(120,378)	(33,008)	(153,386)
Taxes other than income taxes	(30,140)	(6,262)	(36,402)
Accretion expense	(5,483)	(195)	(5,678)
Income taxes	(25,991)	(10,114)	(36,105)
Results of operations from producing activities	109,053	2,218	111,271

Equity method investments
Share of profit for producing activities of associates and joint ventures	-	3,867	3,867

Total of the Group and equity method investments results of operations for producing activities	109,053	6,085	115,138

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2019 and 2018 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2019 and 2018 is as follows:

RMB
The Group
At December 31, 2019
Future cash inflows	5,872,624
Future production costs	(1,947,039)
Future development costs	(640,281)
Future income tax expense	(746,506)
Future net cash flows	2,538,798
Discount at 10% for estimated timing of cash flows	(1,213,729)
Standardised measure of discounted future net cash flows	1,325,069

278	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

RMB
The Group
At December 31, 2018
Future cash inflows	6,234,378
Future production costs	(2,087,979)
Future development costs	(556,893)
Future income tax expense	(809,594)
Future net cash flows	2,779,912
Discount at 10% for estimated timing of cash flows	(1,397,846)
Standardised measure of discounted future net cash flows	1,382,066

At December 31, 2019, RMB 1,278,180 (December 31, 2018: RMB 1,320,478) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 46,889 (December 31, 2018: RMB 61,588) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2019	20,356

December 31, 2018	24,805

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	RMB	RMB
The Group
Beginning of the year	1,382,066	1,024,526
Sales and transfers of oil and gas produced, net of production costs	(303,222)	(308,217)
Net changes in prices and production costs and other	(87,046)	510,325
Extensions, discoveries and improved recovery	134,631	129,824
Development costs incurred	53,450	39,725
Revisions of previous quantity estimates	(17,380)	10,018
Accretion of discount	149,693	103,225
Net change in income taxes	12,877	(127,360)
End of the year	1,325,069	1,382,066

2019 ANNUAL REPORT	279

CORPORATE INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman:	Dai Houliang
Vice Chairman	Li Fanrong
Non-executive Directors:	Liu Yuezhen	Lv Bo	Jiao Fangzheng
Executive Director and President:	Duan Liangwei
Independent Non-executive Directors:	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie
	Tokuchi Tatsuhito	Simon Henry
Secretary to the Board of Directors:	Wu Enlai

Supervisory Committee

Chairman:	Xu Wenrong
Supervisors:	Zhang Fengshan	Jiang Lifu	Lu Yaozhong
	Wang Liang	Fu Suotang	Li Jiamin
	Liu Xianhua	Li Wendong

Other Senior Management

Sun Longde	Wu Enlai	Li Luguang
Tian Jinghui	Chai Shouping	Ling Xiao
Yang Jigang	Wang Zhongcai

Authorised Representatives

Liu Yuezhen	Wu Enlai

280	PETROCHINA COMPANY LIMITED

CORPORATE INFORMATION

Auditors

Overseas Auditors KPMG Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong	Domestic Auditors KPMG Huazhen LLP 8th Floor, KPMG Tower, Oriental Plaza 1 East Chang An Avenue Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:

Freshfields Bruckhaus Deringer

3705 China World Office Two

1 Jianguomenwai Avenue

Beijing

as to PRC law:

King & Wood Mallesons

20/F, East Tower , World Financial Center

No.1 East 3rd Ring Middle Road

Chaoyang District

Beijing 100020

PRC

as to United States law: Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong

Hong Kong Representative Office

Unit 3705 Tower 2 Lippo Centre 89 Queensway Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East Hong Kong

2019 ANNUAL REPORT	281

Corporate information

Principal Bankers

Industrial and Commercial Bank of China, Head Office 55 Fuxingmennei Avenue Xicheng District Beijing, PRC	Bank of China, Head Office 1 Fuxingmennei Avenue Xicheng District Beijing, PRC

China Construction Bank 25 Finance Street Xicheng District Beijing, PRC	China Development Bank Corporation Limited 16 Taipingqiao Avenue Xicheng District Beijing, PRC

Bank of Communications, Beijing Branch Tongtai Mansion, 33 Finance Street Xicheng District Beijing, PRC	CITIC Bank Corporation Limited, Sales Department of Head Office A27 Finance Street Xicheng District Beijing, PRC

Agricultural Bank of China Limited, Head Office 23 Fuxingmennei Avenue Xicheng District Beijing, PRC

Depository

BNY Mellon Shareowner Services P.O. BOX 505000 Louisville, KY 40233-5000 UNITED STATES

282	PETROCHINA COMPANY LIMITED

Corporate information

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2020. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited No. 9 Dongzhimen North Street, Dongcheng District Beijing 100007 PRC Tel: 86(10) 5998 6270 Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited Unit 3705 Tower 2 Lippo Centre 89 Queensway Hong Kong Tel: (852) 2899 2010 Fax: (852) 2899 2390

USA

BNY Mellon Shareowner Services

P.O. BOX 505000
Louisville, KY 40233-5000
UNITED STATES

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services

462 South 4th Street Suite 1600

Louisville, KY 40202
UNITED STATES

Calling from within the US and Canada (toll-free): 1 888 269 2377

International call: 1-201-680-6825

Email: shrrelations@cpushareownerservices.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

2019 ANNUAL REPORT	283

DoCumentS aVailaBle for inSpeCtion

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2019 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Dai Houliang, Chairman of the Company, Mr. Duan Liangwei, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company.

3.  The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4.  The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5.  The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

284	PETROCHINA COMPANY LIMITED

Confirmation from the DireCtorS, SuperViSorS anD Senior management

CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors, Supervisors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2019 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors, Supervisors and senior management:

Dai Houliang	Li Fanrong	Liu Yuezhen	Lv Bo	Jiao Fangzheng

Duan Liangwei	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie	Tokuchi Tatsuhito

Simon Henry	Xu Wenrong	Zhang Fengshan	Jiang Lifu	Lu Yaozhong

Wang Liang	Fu Suotang	Li Jiamin	Liu Xianhua	Li Wendong

Sun Longde	Wu Enlai	Li Luguang	Tian Jinghui	Chai Shouping

Ling Xiao	Yang Jigang	Wang Zhongcai

March 26, 2020
This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

2019 ANNUAL REPORT	285

PetroChina

Designer: CNPC Printing Company Limited 010-80427353

This report is printed on recycled paper
made in the People's Republic of China.